TABLE OF CONTENTS


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
COVANCE INC.
  RISK FACTORS                                                                 108
  CAPITALIZATION OF Covance                                                    114
  SELECTED HISTORICAL FINANCIAL DATA OF Covance                                115
  PRO FORMA FINANCIAL INFORMATION OF Covance                                   117
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
    OF OPERATIONS OF Covance                                                   122
  BUSINESS OF Covance                                                          129
  MANAGEMENT OF Covance                                                        147
  SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF  Covance   158
  DESCRIPTION OF Covance CAPITAL STOCK                                         159
  ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE Covance CERTIFICATE OF
    INCORPORATION AND BY-LAWS                                                  162
  DESCRIPTION OF CERTAIN INDEBTEDNESS OF Covance                               166
  LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS OF Covance           168
INDEX TO FINANCIAL STATEMENTS                                                  F-1
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        THE RELATIONSHIP AMONG CORNING, QUEST DIAGNOSTICS AND COVANCE
                           AFTER THE DISTRIBUTIONS

  After the Distributions, Quest Diagnostics Incorporated ("Quest Diagnostics") and Covance Inc. ("Covance") will be independent public companies and Corning Incorporated ("Corning") will not have any ownership interest in either Quest Diagnostics or Covance other than shares of Quest Diagnostics' voting cumulative preferred stock. Corning, Quest Diagnostics and Covance will enter into certain agreements, summarized below, to provide for an orderly transition to the status of three separate independent companies, to govern their relationship subsequent to the Distributions and to provide for the allocation of tax and certain other liabilities and obligations arising from periods prior to the Distributions. Copies of the forms of such agreements have been filed as exhibits to the Registration Statements of which this Information Statement is a part. The following description summarizes the material terms of such agreements, but is qualified by reference to the texts of such agreements as filed.

Transaction Agreement

  Corning, Quest Diagnostics and Covance will enter into the Transaction Agreement (the "Transaction Agreement") providing for, among other things, certain conditions precedent to the Distributions, certain corporate transactions required to effect the Distributions and other arrangements between Corning, Quest Diagnostics and Covance subsequent to the Distributions. See "The Distributions--Conditions; Termination."

   The Transaction Agreement will provide for, among other things, assumptions of liabilities and cross- indemnities designed to allocate generally, effective as of the Distribution Date, financial responsibility for the liabilities arising out of or in connection with (i) the clinical laboratory business to Quest Diagnostics and its subsidiaries, (ii) the contract research business to Covance and its subsidiaries and (iii) all other business conducted by Corning prior to the Distribution Date to Corning and its subsidiaries other than Quest Diagnostics and Covance.

   The Transaction Agreement will provide that Corning, Quest Diagnostics and Covance will use their respective commercially reasonable efforts to achieve an allocation of consolidated indebtedness of Corning and a capital structure that reflects the capital structure after the Distributions of Corning, Quest Diagnostics and Covance as contemplated in the discussion under "Capitalization of Quest Diagnostics" and "Capitalization of Covance." In addition to the specific indemnity described below, Corning, Quest Diagnostics and Covance are obligated under the Transaction Agreement to indemnify and hold harmless each other in respect of Indemnifiable Losses (as defined therein) arising out of or otherwise relating to the management or conduct of their respective businesses or the breach of any provision of the Transaction Agreement; provided, however, that Quest Diagnostics will have no obligation to indemnify or hold harmless Corning in respect of Indemnifiable Losses arising out of any governmental claims or investigations described in the next paragraph.

   As discussed under "Business of Quest Diagnostics--Government
Investigations and Related Claims," Quest Diagnostics is subject to several governmental investigations. Any amounts paid by Quest Diagnostics to settle these investigations, or as a result of a judgment relating to these investigations, will be indemnified by Corning under the Transaction Agreement. Under the Transaction Agreement Corning will agree to indemnify Quest Diagnostics against all monetary penalties, fines or settlements arising out of any governmental criminal, civil or administrative investigations or claims that have been settled prior to or are pending as of the Distribution Date, pursuant to service of subpoena or other notice of such investigation to Quest Diagnostics, as well as any qui tam proceeding for which a complaint was filed prior to the Distribution Date whether or not Quest Diagnostics has been served with such complaint or otherwise been notified of the pendency of such action, to the extent that such investigations or claims arise out of or are related to alleged violations of federal laws by reason of Quest Diagnostics or any company acquired by Quest Diagnostics billing any federal program or agency for services rendered to beneficiaries of such program or agency. Corning will also indemnify Quest Diagnostics for 50% of the aggregate of all judgment or settlement payments made by Quest Diagnostics that are in excess of $42.0 million in respect of claims by private parties (i.e., nongovernmental parties such as private insurers) that relate to indemnified or previously settled governmental claims and that allege overbillings by Quest Diagnostics or any existing subsidiaries of Quest Diagnostics for services provided prior to the Distribution Date; provided, however, such indemnification for private claims will terminate five years after the Distribution Date (whether or not settled) and will not exceed $25.0 million in the aggregate (reduced by certain tax benefits as described below). Quest Diagnostics' aggregate reserve with respect to all governmental and private claims, including litigation costs, was $215 million at September 30, 1996 and is estimated to be reduced to $85 million at the Distribution Date as a result of the payment of settled claims, primarily the Damon Settlement of $119 million.


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   Corning will not indemnify Quest Diagnostics against any governmental claims that arise after the Distribution Date, even though relating to events prior to the Distribution Date, or to any private claims that do not relate to the indemnified or previously settled governmental claims or investigations or investigations that relate to post- Distribution Date billings. Corning will not indemnify Quest Diagnostics against consequential or incidental damages relating to the billing claims, including losses of revenues and profits as a consequence of any exclusion from participation in federal or state health care programs or the fees and expenses of the litigation, including attorneys' fees and expenses. All amounts indemnified against by Corning for the benefit of Quest Diagnostics will be calculated on a net after-tax basis by taking into account any deductions and other tax benefits realized by Quest Diagnostics (or a consolidated group of which Quest Diagnostics is a member after the Distributions (the "Quest Diagnostics Group")) in respect of the underlying settlement, judgment payment, or other loss (or portion thereof) indemnified against by Corning generally at the time and to the extent such deductions or tax benefits are deemed to reduce the tax liability of Quest Diagnostics or the Quest Diagnostics Group under the Transaction Agreement.

   The Transaction Agreement provides that, in the case of any claims for which Corning, Quest Diagnostics or Covance are entitled to indemnification, the indemnified party will control the defense of any claim unless the indemnifying party elects to assume such defense. However, in the case of all private claims related to indemnified governmental claims related to alleged overbillings, Quest Diagnostics will control the defense. Disputes under the Transaction Agreement are subject to binding arbitration. The Transaction Agreement will also provide that, except as otherwise set forth therein or in any other agreement, all costs or expenses incurred on or prior to the Distribution Date in connection with the Distributions will be allocated among the parties. Except as set forth in the Transaction Agreement or any related agreement, each party shall bear its own costs and expenses incurred after the Distribution Date.

Spin-Off Tax Indemnification Agreements

  Corning and Quest Diagnostics will enter into a tax indemnification agreement (the "Corning/Quest Diagnostics Spin-Off Tax Indemnification Agreement") pursuant to which (1) Quest Diagnostics will represent to Corning that, to the best of its knowledge, the materials relating to Quest Diagnostics submitted to the Internal Revenue Service ("IRS") in connection with the request for ruling submitted to the IRS are complete and accurate in all material respects, (2) Quest Diagnostics will represent that it has no present intention to undertake the transactions described in part (3)(iii) hereafter or cease to engage in the active conduct of providing clinical laboratory testing services, (3) Quest Diagnostics will covenant and agree that for a period of two years following the Distribution Date (the "Restricted Period"), (i) Quest Diagnostics will continue to engage in the clinical laboratory testing business, (ii) Quest Diagnostics will continue to manage and own at least 50% of the assets which it owns directly and indirectly immediately after the Distribution Date and (iii) neither Quest Diagnostics, nor any related corporation nor any of their respective directors, officers or other representatives will undertake, authorize, approve, recommend, permit, facilitate, or enter into any contract, or consummate any transaction with respect to: (A) the issuance of Quest Diagnostics Common Stock (including options and other instruments convertible into Quest Diagnostics Common Stock) which would exceed fifty percent (50%) of the outstanding shares of Quest Diagnostics Common Stock immediately after the Distribution Date; (B) the issuance of any other instrument that would constitute equity for federal tax purposes ("Disqualified Quest Diagnostics Stock"); (C) the issuance of options and other instruments convertible into Disqualified Quest Diagnostics Stock; (D) any repurchases of Quest Diagnostics Common Stock, unless such repurchases satisfy certain requirements; (E) the dissolution, merger, or complete or partial liquidation of Quest Diagnostics or any announcement of such action; or (F) the waiver, amendment, termination or modification of any provision of the Quest Diagnostics Rights Plan (as defined therein) in connection with, or in order to permit or facilitate, any acquisition of Quest Diagnostics Common Stock or other equity interest in Quest Diagnostics, and (4) Quest Diagnostics will agree to indemnify Corning for Taxes (as defined below) arising from violations of (1), (2) or (3) above and for Taxes arising as a result of (A) an acquisition of 20% or more of the stock of Quest Diagnostics by a person or related persons during the Restricted Period or (B) the commencement of a tender or purchase offer by a third party for 20% or more of Quest Diagnostics stock. If obligations of Quest Diagnostics under this agreement were breached and as a result thereof one or both of the Distributions do not qualify for the treatment stated in the ruling Corning requested from the IRS (the "IRS Ruling"), Quest Diagnostics would be required to indemnify Corning for Taxes imposed and such indemnification obligations could exceed the net asset value of Quest Diagnostics at such time.


   Corning and Covance will enter into a tax indemnification agreement (the "Corning/Covance Spin-Off Tax Indemnification Agreement") pursuant to which
(1) Covance will represent to Corning that to the best of its knowledge,

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the materials relating to Covance submitted to the IRS in connection with the request for ruling submitted to the IRS are complete and accurate in all material respects, (2) Covance will represent that it has no present intention to undertake the transactions described in part (3)(iii) hereafter or to cease to engage in the active conduct of providing contract research services, (3) Covance will covenant and agree that during the Restricted Period, (i) Covance will continue to engage in the contract research business, (ii) Covance will continue to manage and own at least 50% of the assets which it owns directly and indirectly immediately after the Distribution Date and (iii) neither Covance, nor any related corporations nor any of their respective directors, officers or other representatives will undertake, authorize, approve, recommend, permit, facilitate, or enter into any contract, or consummate any transaction with respect to: (A) the issuance of Covance Common Stock (including options and other instruments convertible into Covance Common Stock) which would exceed fifty percent (50%) of the outstanding shares of Covance Common Stock immediately after the Distribution Date; (B) the issuance of any other instrument that would constitute equity for federal tax purposes ("Disqualified Covance Stock"); (C) the issuance of options and other instruments convertible into Disqualified Covance Stock;
(D) any repurchases of Covance Common Stock, unless such repurchases satisfy certain requirements; (E) the dissolution, merger, or complete or partial liquidation of Covance or any announcement of such action; or (F) the waiver, amendment, termination or modification of any provision of the Covance Rights Plan (as defined therein) in connection with, or in order to permit or facilitate, any acquisition of Covance Common Stock or other equity interest in Covance and (4) Covance will agree to indemnify Corning for Taxes arising from violations of (1), (2) or (3) above and for Taxes arising as a result of
(A) an acquisition of 20% or more of the stock of Covance by a person or related persons during the Restricted Period or (B) the commencement of a tender or purchase offer by a third party for 20% or more of Covance stock.
If obligations of Covance under this agreement were breached and as a result thereof one or both of the Distributions do not qualify for the treatment stated in the IRS Ruling, Covance would be required to indemnify Corning for Taxes imposed and such indemnification obligations could exceed the net asset value of Covance at such time.

   Quest Diagnostics and Covance will enter into a tax indemnification agreement (the "Quest Diagnostics/ Covance Spin-Off Tax Indemnification Agreement") which will be essentially the same as the Corning/Covance Spin-Off Tax Indemnification Agreement except that Covance will make representations to and indemnify Quest Diagnostics as opposed to Corning. If obligations of Covance under this agreement were breached and as a result thereof one or both of the Distributions do not qualify for the treatment stated in the IRS Ruling, Covance would be required to indemnify Quest Diagnostics for Taxes imposed and such indemnification obligations could exceed the net asset value of Covance at such time. Quest Diagnostics and Covance will enter into a second tax indemnification agreement (the "Covance/Quest Diagnostics Spin-Off Tax Indemnification Agreement") which will be essentially the same as the Corning/Quest Diagnostics Spin-Off Tax Indemnification Agreement except that Quest Diagnostics will make representations to and indemnify Covance as opposed to Corning. If obligations of Quest Diagnostics under this agreement were breached and as a result thereof one or both of the Distributions do not qualify for the treatment stated in the IRS Ruling, Quest Diagnostics would be required to indemnify Covance for Taxes imposed and such indemnification obligations could exceed the net asset value of Quest Diagnostics at such time.

   The Spin-Off Tax Indemnification Agreements will also require (i) Quest Diagnostics to take such actions as Corning may reasonably request and (ii) Covance to take such actions as Corning and Quest Diagnostics may reasonably request to preserve the favorable tax treatment provided for in any rulings obtained from the IRS in respect of the Distributions.

Tax Sharing Agreement

  Corning, Quest Diagnostics and Covance will enter into a tax sharing agreement (the "Tax Sharing Agreement") which will allocate responsibility for federal income and various other taxes ("Taxes") among the three companies. The Tax Sharing Agreement provides that, except for Taxes arising as a result of the failure of either or both of the Distributions to qualify for the treatment stated in the IRS Ruling (which Taxes are allocated either pursuant to the Spin-Off Tax Indemnification Agreements or as described below), Corning is liable for and will pay the federal income taxes of the consolidated group that includes Quest Diagnostics and Covance and their subsidiaries, provided, however, that Quest Diagnostics and Covance are required to reimburse Corning for taxes for periods beginning after December 31, 1995 in which they are members of the Corning consolidated group and for which tax returns have not been filed as of the Distribution Date. This reimbursement obligation is based on the hypothetical separate federal tax liability of Quest Diagnostics and Covance, including their respective subsidiaries, calculated on a separate consolidated basis, subject to certain adjustments. Under the Tax Sharing Agreement, in the case of adjustments by a taxing authority of a


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consolidated federal income tax or certain other tax returns prepared by
Corning which includes Quest Diagnostics or Covance, then, subject to certain exceptions, Corning is liable for and will pay any tax assessments, and is entitled to any tax refunds, resulting from such audit.

   The Tax Sharing Agreement further provides that, if either of the Distributions fails to qualify for the tax treatment stated in the IRS Ruling (for reasons other than those indemnified against under one or more of the Spin-Off Tax Indemnification Agreements), Taxes imposed upon or incurred by Corning, Quest Diagnostics or Covance as a result of such failure are to be allocated among Corning, Quest Diagnostics and Covance in such a manner as will take into account the extent to which the actions or inactions of each may have contributed to such failure, and Corning, Quest Diagnostics and Covance each will indemnify and hold harmless the other from and against the taxes so allocated. If it is determined that none of the companies contributed to the failure of such distribution to qualify for the tax treatment stated in the IRS Ruling, the liability for taxes will be borne by each in proportion to its relative average market capitalization as determined by the average closing price for the common stock of each during the 20 trading-day period immediately following the Distribution Date. In the event that either of the Distributions fails to qualify for the tax treatment stated in the IRS Ruling and the liability for taxes as a result of such failure is allocated among Corning, Quest Diagnostics and Covance, the liability so allocated to Quest Diagnostics or Covance could exceed the net asset value of Quest Diagnostics or Covance, respectively.

Voting Cumulative Preferred Stock of Quest Diagnostics

  After the Distributions, Corning will retain 1,000 shares of Quest Diagnostics' voting cumulative preferred stock, with an aggregate liquidation preference of $1.0 million. Corning is the sole holder of such shares. For a description of the terms of the Quest Diagnostics voting cumulative preferred stock, see "Description of Quest Diagnostics Capital Stock--Voting Cumulative Preferred Stock."


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                                 COVANCE INC.

                                 RISK FACTORS

  Corning shareholders should be aware that the Distributions and ownership of the Covance Common Stock involve certain risks, including those described below, which could adversely affect the value of their holdings. Neither Corning nor Covance makes, nor is any other person authorized to make, any representations as to the future market value of Covance Common Stock.

Risks Relating to the Distributions

  Effects on Corning Stock. Following the Distributions, Corning Common Stock will continue to be listed and traded on the NYSE and certain other stock exchanges. As a result of the Distributions, the trading price of Corning Common Stock is expected to be correspondingly lower than the trading price of Corning Common Stock immediately prior to the Distributions. There can be no assurance that the combined trading prices of Corning Common Stock, Quest Diagnostics Common Stock and Covance Common Stock after the Distributions will be equal to or greater than the trading price of Corning Common Stock prior to the Distributions.

Risks Relating to Covance

  Financial Impact of the Distributions on Covance. While Covance has a substantial operating history, it has not operated as a separate independent company. As a Corning subsidiary, Covance has had access to the cash flow generated by Corning and to Corning's credit, which is based on the combined assets of Corning, which included Quest Diagnostics and Covance. Subsequent to the Distributions, Covance will not have the benefit of Corning's cash flow or assets. This may impact, among other things, Covance's ability to expand, through acquisitions or otherwise, and could thereby have an adverse effect on Covance's operating earnings and cash flow.

   Dependence on and Effect of Government Regulation. Covance's business depends on the continued strict government regulation of the drug development process, especially in the United States and Europe. Changes in regulation, including a relaxation in regulatory requirements or the introduction of simplified drug approval procedures, could have a material adverse effect on the demand for the services offered by Covance.

   The failure on the part of Covance to comply with applicable regulations could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. Furthermore, the issuance of a notice of finding by the Food and Drug Administration (the "FDA") to either Covance or its clients based upon a material violation by Covance of Good Clinical Practices ("GCP"), Good Laboratory Practices ("GLP") or Current Good Manufacturing Practices ("GMP") requirements could have a material adverse effect on Covance. See "Business of Covance--CRO Industry Overview" and "Business of Covance--Government Regulation."

   Fixed Price Nature of Contracts; Loss or Delay of Large Contracts. Most of Covance's contracts for the provision of its services are fixed price or fee-for-service with a cap. Approximately 75% of Covance's net revenues are earned under contracts which generally range in duration from a few months to two years. For the fiscal year ended 1995, fixed price and fee-for-service contracts with a cap accounted for 65% of contract generated net revenues, with fixed price accounting for 40% and fee-for-service with a cap accounting for 25% of contract generated net revenues. The balance of the net revenues generated under contracts in 1995 were pursuant to fee- for-service contracts without a cap. Since Covance's contracts are predominantly structured as fixed price or fee- for-service with a cap, Covance bears the risks of cost overruns. Underpricing of such contracts or significant cost overruns could have a material adverse effect on Covance.

   Most of Covance's contracts for the provision of its services, including contracts with governmental agencies, are terminable by the client immediately or upon notice. Contracts may be terminated for a variety of reasons, including the failure of products to satisfy safety requirements, unexpected or undesired results of the product, the client's decision to terminate the development of the product or to forego or end a particular study, insufficient patient enrollment or investigator recruitment or Covance's failure to properly discharge its obligations thereunder. Although the contracts often require payment to Covance of expenses to wind down the study and fees earned to date and, in some cases, a termination fee or a payment of a portion of the fees or profits that would have been earned under the contract if the contract had not been terminated early, the loss of a large contract or the loss of

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multiple contracts could have a material adverse effect on Covance. See
"Business of Covance--Contractual Arrangements."

   Biomanufacturing--New Business Venture. Covance holds a majority interest in Covance Biotechnology Services Inc. ("Covance Biotechnology," formerly known as Corning Bio Inc.), a majority owned company formed in 1995 to manufacture peptides and recombinant proteins for biotechnology and pharmaceutical clients in accordance with GMP for preclinical and clinical trials as well as for commercial sales and to provide process development services. See "Business of Covance--Services--Biomanufacturing." Outsourced biomanufacturing is a relatively new industry and as such companies in this industry are subject to all of the risks inherent in a new or emerging industry, including changes in the regulatory regime, an absence of an established earnings history, the availability of adequately trained management and employees, and the potential for significant client concentration. As a start-up venture, Covance Biotechnology is subject to the risks inherent in the establishment of a new business enterprise, including, among others, unanticipated construction delays, operational and manufacturing problems, additional and unforeseen costs and expenses and inability to attract and retain clients. There can be no assurance that, even after the expenditure of substantial funds and efforts, Covance Biotechnology will be able to market successfully its biomanufacturing services. Covance Biotechnology's biomanufacturing facility is still under construction and is expected to be "mechanically" completed during the fourth quarter of 1996. Mechanical completion occurs when all structural aspects of the facility are complete, all mechanical equipment and systems are installed and a certificate of occupancy has been issued by an applicable governmental authority. After mechanical completion, the facility must be "validated," which means that the various equipment, systems and procedures that are required to manufacture a biologic must be thoroughly tested and reviewed. Although Covance Biotechnology has submitted proposals to a number of prospective biopharmaceutical clients, it has been awarded only one contract, but has signed a number of letters of intent for the provision of services. For the period ended December 31, 1995, Covance Biotechnology reported a net loss of approximately $1.9 million, and for the nine months ended September 30, 1996, Covance Biotechnology reported a net loss of approximately $2.3 million.

   The biomanufacturing facility is being financed through several tax retention operating leases provided by a commercial lending institution (the "Bank") and, during the construction phase, is being leased by a general contractor (the "General Contractor"). The leases expire 10 years from the date of mechanical completion of the facility. The annual minimum lease payments are currently estimated at $5.5 million. At the expiration of the lease term, Covance Biotechnology is liable for the unamortized balance of the cost of the facility, currently estimated to be $37 million. Covance Biotechnology may also choose to purchase the facility at specific dates over the 10 year period. Using current estimates, the purchase price would be approximately $54 million at the end of the first year, decreasing on an amortizing basis to approximately $37 million at the end of the tenth year.

   Volatility of Quarterly Operating Results. Covance's quarterly operating results are subject to volatility due to such factors as the commencement, completion or cancellation of large contracts, progress of ongoing contracts, acquisitions, the timing of start-up expenses for new offices and changes in the mix of services. Since a large percentage of Covance's operating costs are relatively fixed, variations in the timing and progress of large contracts can materially affect quarterly results. Because a significant portion of Covance's revenues are generated by its international operations, exchange rate fluctuations may also influence these results. Covance believes that comparisons of its quarterly financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. However, fluctuations in quarterly results could affect the market price of the Covance Common Stock in a manner unrelated to the longer term operating performance of Covance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Covance--Quarterly Results."

   Dependence on Certain Industries and Clients. Revenues of Covance are highly dependent on research and development expenditures by the pharmaceutical and biotechnology industries. Accordingly, Covance's operations could be materially and adversely affected by general economic downturns in these industries, the impact of the current trend toward consolidation in these industries or other factors resulting in a decrease in research and development expenditures. Furthermore, Covance has benefitted to date from the increasing tendency of pharmaceutical and biotechnology companies to outsource both small and large clinical research projects. A reversal of this trend could have a material adverse effect on the revenues of Covance.

   Covance believes that concentrations of business in the contract research organization ("CRO") industry are not uncommon. Covance has experienced such concentration in the past and may experience such concentration in fiscal 1997 and in future years. No client accounted for 10% or more of Covance's net revenues in 1993, 1994 or 1995. None

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of Covance's clients accounted for greater than 5% of Covance's net revenues in the year ended December 31, 1993. In the years ended December 31, 1994 and 1995, one client accounted for greater than 5% of Covance's net revenue. In fiscal 1993, 1994 and 1995 and the nine months ended September 30, 1996, Covance's top five clients accounted for approximately 17%, 20%, 21% and 21%, respectively, of Covance's net revenue. The loss of business from a significant client or group of clients could have a material adverse effect on Covance. See "Business of Covance--Trends Affecting the CRO Industry" and "Business of Covance--Clients and Marketing."

   Competition; CRO Industry Consolidation; Few Barriers to Entry. The CRO industry is highly fragmented, with participants ranging from hundreds of small, limited-service providers to a few full service CROs with global operations. Covance primarily competes against in-house departments of pharmaceutical companies, full-service CROs and, to a lesser extent, universities and teaching hospitals. CROs compete on the basis of several factors, including reputation for on-time quality performance, expertise and experience in specific therapeutic areas, scope of service offerings, how well such services are integrated, strengths in various geographic markets, price, technological expertise and efficient drug development processes, the ability to acquire, process, analyze and report data in a time- saving accurate manner, the ability to manage large-scale clinical trials both domestically and internationally, expertise and experience in health economics and size. While Covance has competed effectively in these areas, there can be no assurance that Covance will be able to continue to do so. As a result of competitive pressures, the CRO industry is consolidating. This trend is likely to produce competition among the larger CROs for both clients and acquisition candidates and companies may choose to limit the CROs they are willing to work with. In addition, there are few barriers to entry for small, limited-service entities considering entering the CRO industry. These entities may compete against larger CROs for clients. Furthermore, the CRO industry has attracted the attention of the investment community, which could lead to increased competition by increasing the availability of financial resources for CROs. Increased competition may lead to price and other forms of competition that could have a material adverse effect on the results of operations of Covance. See "Business of Covance--Competition."

   Potential Liability. In connection with many clinical trials, Covance contracts with physicians, also referred to as investigators, to conduct the clinical trials to test new drugs on human volunteers. Such testing creates risk of liability for personal injury or death to volunteers, particularly to volunteers with life-threatening illnesses, resulting from adverse reactions to the drugs administered. Although Covance does not believe it is legally accountable for the medical care rendered by third-party investigators, it is possible that Covance could be held liable for the claims and expenses arising from any professional malpractice of the investigators with which it contracts or in the event of personal injury or death of persons participating in clinical trials. Covance also could be held liable for errors or omissions in connection with the services it performs that result in harm that arises either during or after a trial to study volunteers or consumers of the drug in the general marketplace subsequent to regulatory approval of the drug. For instance, improper storage, packaging or manufacturing of a compound could lead to its adulteration. In addition, Covance could be liable for the general risks associated with its Phase I facility including, but not limited to, adverse events resulting from the administration of drugs to clinical trial participants or the professional malpractice of Phase I medical care providers. Further, Covance could be held liable for harm to study volunteers or consumers of an approved drug for testing errors or omissions by either its preclinical or central laboratories. Moreover, because Covance's preclinical laboratories also conduct tests for the agrochemical and food industries, Covance could be held liable for errors or omissions that result in unsafe products entering the marketplace. Finally, although Covance's animal breeding facilities maintain procedures in accordance with applicable government regulations and the preventive measures contained in its company policies for the quarantine and handling of imported animals, including primates, there is a risk that these animals may be infected with diseases that may be harmful and even lethal to themselves and humans. In such a case, Covance may be subject to claims by employees, or persons who come in contact with employees, who were exposed to such infectious diseases. In 1996 Covance, with the approval of the Texas Department of Health and the Centers for Disease Control, destroyed a shipment of monkeys from the Philippines because some had been infected with a substrain of the Ebola- Reston virus, which is lethal to monkeys. Covance does not believe that it will have any liability resulting from such incident because all of Covance's employees who may have had any exposure to the monkeys who may have been infected by the virus were carefully monitored and have shown no sign of unexplained illness.

   Covance believes that its risks are generally reduced by contractual indemnification provisions with clients and, where applicable, investigators (the scope of which varies from client to client and the performance of which are not secured); insurance maintained by clients and, where applicable, investigators and by Covance; and various regulatory requirements, including the use of institutional review boards in the clinical area and the procurement of each volunteer's informed consent to participate in the clinical study. The contractual indemnifications generally do not protect Covance against liability arising from certain of its own actions such as negligence. Covance could be materially and adversely affected if it were required to pay damages or bear the costs of defending any claim outside the scope of or in excess of a contractual indemnification provision or beyond the level of insurance coverage or in the event that an indemnifying party does not fulfill its indemnification obligations. There can be no assurance that Covance will be able to maintain such insurance coverage on terms acceptable to Covance.

   Risks Associated with Acquisitions; Integration of Acquired
Operations. During the last three fiscal years Covance completed three acquisitions. Covance reviews many acquisition candidates in the ordinary course of business and, in addition to acquisitions already made, Covance is continually evaluating new acquisition opportunities. Acquisitions involve numerous risks, including, among other things, difficulties and expenses incurred in connection with the acquisitions and the subsequent assimilation of the operations and services or products of the acquired companies, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired company. Acquisitions of foreign companies also may involve the additional risks of assimilating differences in foreign business practices and overcoming language and other cultural barriers. In the event that the operations of an acquired business do not perform as expected, Covance may be required to restructure the acquired business or write off the value of some or all of the assets of the acquired business. Further, to the extent that any future acquisitions are effected through the issuance of stock to the shareholders of the acquired company, the interest of shareholders holding shares of Covance prior to the acquisition could be diluted. There can be no assurance that acquisition candidates will be available on terms and conditions acceptable to Covance or, despite Covance's success with prior acquisitions, that any past or future acquisition will be successfully integrated into Covance's operations, or that they will contribute favorably to Covance's results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Covance."

   Potential Adverse Impact of Health Care Reform. The health care industry is subject to changing political, economic and regulatory influences that may affect the pharmaceutical and biotechnology industries. During 1994, several comprehensive health care reform proposals were introduced in Congress. The intent of the proposals was, generally, to expand health care coverage for the uninsured and reduce the growth of total health care expenditures. While none of the proposals was adopted, health care reform may again be addressed by Congress, and there have been efforts recently to enact less comprehensive reform bills. Similar reform movements have occurred in Europe and Asia. Implementation of government health care reform may adversely affect research and development expenditures by pharmaceutical and biotechnology companies which could decrease the business opportunities available to Covance in the United States and abroad. Covance is unable to predict the likelihood of such or similar legislation being enacted into law or the effects such legislation would have on Covance.

   Loss of Brand Names. In connection with the Covance Spin-Off Distribution, Covance will change the trade names under which it conducts its business. Covance believes that its business has benefitted from the use of the "Corning," "Besselaar," "SciCor," "Hazleton," "PACT," "HTA," "National Packaging," "CRS Pacamed" and "HRP" brand names. The impact of the change in trade names on Covance's business and operations cannot be fully predicted.

   Absence of Dividends; Restrictions on Dividends Imposed by the Covance Credit Facility. It is currently contemplated that, following the Distributions, Covance will not pay cash dividends in the foreseeable future, but will retain earnings to provide funds for the operation and expansion of its business. In addition, other than with respect to stock dividends, and certain purchases, repurchases or other distributions made pursuant to the Benefits Plans and the Rights Plan (each as defined in the Covance Credit Facility) the Covance Credit Facility prohibits Covance from paying cash dividends on the Covance Common Stock during a Default or an Event of Default, or if after giving effect to the payment of such dividends Covance would not be in compliance with the financial covenants contained therein. See "Description of Capital Stock of Covance--Covance Common Stock--Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Covance-- Liquidity and Capital Resources" and "Description of Certain Indebtedness of Covance."

   Potential Liability under the Spin-Off Tax Indemnification
Agreements. Covance will enter into the Corning/ Covance Spin-Off Tax Indemnification Agreement that will prohibit Covance for a period of two years after the Distribution Date from taking certain actions, including a sale of 50% or more of the assets of Covance or engaging in certain equity or financing transactions, that might jeopardize the favorable tax treatment of the Distributions under Code section 355 and will provide Corning with certain rights of indemnification against Covance. Covance may also have indemnification obligations under the Spin-Off Tax Indemnification Agreements in the case of the acquisition of, or tender or purchase offer by another person for, 20% or more of the outstanding Covance Common Stock. The Corning/Covance Spin-Off Tax Indemnification Agreement will also require Covance to take such actions as Corning may reasonably request to preserve the favorable tax treatment provided for in any rulings obtained from the IRS in respect of the Distributions. Covance will also enter into the Quest Diagnostics/Covance Spin-Off Tax Indemnification Agreement that will prohibit Covance for a period of two years after the Distribution Date from taking certain actions, including a sale of 50% or more of the assets of Covance or engaging in certain equity or financing transactions, that might jeopardize the favorable tax treatment of the Covance Spin-Off Distribution under Code section 355 and will provide Quest Diagnostics with certain rights of indemnification against Covance. The Quest Diagnostics/Covance Spin-Off Tax Indemnification Agreement will also require Covance to take such actions as Quest Diagnostics may reasonably request to preserve the favorable tax treatment provided for in any rulings obtained from the IRS in respect of the Distributions. If obligations of Covance under either the Corning/Covance Spin-Off Tax Indemnification Agreement or the Quest Diagnostics/Covance Spin-Off Tax Indemnification Agreement were breached and primarily as a result thereof either of the Distributions do not receive favorable tax treatment under Code section 355, Covance would be required to indemnify Corning and Quest Diagnostics for Taxes imposed and such indemnification obligations could exceed the net asset value of Covance at such time. See "The Relationship Among Corning, Quest Diagnostics and Covance After the Distributions-- Spin-Off Tax Indemnification Agreements."

   Potential Adverse Effect of Exchange Rate Fluctuations on
Results. Approximately 22%, 24% and 30% of Covance's net revenues for the years ended December 31, 1993, 1994, and 1995, respectively, were derived from Covance's operations outside of the United States. Contracts between Covance's foreign subsidiaries and its clients are frequently denominated in currencies other than the applicable subsidiary's local currency. Accordingly, payments received for services rendered under such contracts are denominated in a currency different than the currency used for the payment of the subsidiary's expenses. Therefore, the subsidiary's net revenues, expenses and earnings are affected by fluctuations in exchange rates. To the extent Covance is unable to shift to its clients the effects of currency fluctuations, these fluctuations could have a material adverse effect on Covance's results of operations. Covance does not currently hedge against the risk of exchange rate fluctuations. In addition, Covance's combined financial statements are denominated in U.S. dollars, and, accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of such subsidiary's financial results into U.S. dollars for purposes of reporting Covance's combined financial results.

   Absence of a Prior Public Market. Prior to the Distributions, there has been no public market for the Covance Common Stock. Although it is expected that the Covance Common Stock will be approved for listing on the NYSE, there is no existing market for the Covance Common Stock and there can be no assurance as to the liquidity of any markets that may develop, the ability of Covance stockholders to sell their shares of Covance Common Stock or at what price Covance stockholders will be able to sell their shares of Covance Common Stock. Future trading prices will depend on many factors including, among other things, prevailing interest rates, Covance's operating results and the market for similar securities.

   Potential Volatility of Stock Price. The market price of Covance Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, changes in earnings estimates by analysts, market conditions in the contract research industry, prospects for health care reform, changes in government regulation and general economic conditions. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have been unrelated to the operating performance of particular companies. Moreover, Covance Common Stock could be subject to wide fluctuations for some time after the Distributions as a result of heavy trading volume stemming from sales by shareholders of Corning Common Stock who decide not to continue owning Covance Common Stock. Certain of such sales may include those to be made on behalf of investment plans maintained for the benefit of Corning employees. These plans currently hold slightly less than 5% of the outstanding Corning Common Stock and, as a result of the Distributions, are expected to hold a similar percentage of the Covance Common Stock. From time to time as market conditions warrant, and as the administrator of the plans believes to be in the best interests of the employee beneficiaries, the administrator will sell all of the Covance Common Stock held by the plans. Such sales are expected to occur within a period of three years after the Distribution Date. See "Security Ownership by Certain Beneficial Owners and Management of Covance." These market fluctuations could have an adverse effect on the market price of Covance Common Stock. Covance stockholders should be aware, and must be willing to bear the risk, of such fluctuations in earnings and stock price.

   Dependence on Key Employees. Covance's affairs are managed by a small number of key management personnel, the loss of any of whom could have an adverse impact on Covance. Covance has separation agreements with such persons. There can be no assurance that Covance can retain its key managerial and technical employees or that it can attract, assimilate or retain other skilled technical personnel in the future. See "Management of Covance."


   Certain Antitakeover Effects. Covance's amended and restated certificate of incorporation (the "Covance Certificate") and by-laws (the "Covance By-Laws"), and the Delaware General Corporation Law ("DGCL"), contain several provisions that could have the effect of delaying, deferring or preventing a change in control of Covance in a transaction not approved by the board of directors of Covance (the "Covance Board"), or, in certain circumstances, by the disinterested members of the Covance Board. In addition, an acquisition of certain securities or assets of Covance within two years after the Distribution Date might jeopardize the tax treatment of the Distributions and could result in Covance being required to indemnify Corning and Quest Diagnostics. See "-- Potential Liability under the Spin-Off Tax Indemnification Agreements" and "Antitakeover Effects of Certain Provisions of the Covance Certificate of Incorporation and the Covance By-Laws."

                          CAPITALIZATION OF COVANCE

  The following table sets forth Covance's capitalization as of September 30, 1996 giving effect to the estimated initial borrowing under the Covance Credit Facility and the Covance Spin-Off Distribution as if such transactions occurred on such date. This table should be read in conjunction with the Covance Financial Statements (as defined below) and notes thereto, and the Covance Pro Forma Financial Information (as defined below) and notes thereto included elsewhere herein. Historical and pro forma capitalization may not be indicative of Covance's future capitalization as an independent company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Covance" and "Business of Covance."

                                                       Pro Forma
                                        Historical    Adjustments     Pro Forma
                                        ----------    ------------   -----------
                                                     (in thousands)
Long-Term Debt:
 Due to banks                            $             $ 128,165 (a)   $128,165
 Due to Corning and affiliates            118,165       (118,165)(a)
                                          --------     -----------     ---------
  Total Long-Term Debt                    118,165         10,000        128,165
                                          --------     -----------     ---------
Stockholder's Equity:
 Contributed capital                       32,368         22,500 (b)     54,868
 Retained earnings                         70,505        (17,822)(b)     52,683
 Cumulative translation adjustment          2,999                         2,999
                                          --------     -----------     ---------
  Total Stockholder's Equity              105,872          4,678        110,550
                                          --------     -----------     ---------
Total Capitalization                     $224,037      $  14,678       $238,715
                                          ========     ===========     =========

-------------

(a) The pro forma adjustment to long-term debt due to banks and due to Corning and affiliates reflect the borrowings to be incurred in connection with the Covance Spin-Off Distribution. Immediately prior to the Covance Spin-Off Distribution, Covance will incur long-term bank borrowings to repay Corning and affiliates for all intercompany borrowings and income tax liabilities. Assuming the Covance Spin-Off Distribution occurred on September 30, 1996, such borrowings would aggregate approximately $128.2 million. The assumed interest rate on these borrowings is 6.0%.

(b) The pro forma adjustments to contributed capital and retained earnings represent costs directly related to the Covance Spin-Off Distribution expected to be incurred during the fourth quarter of 1996. Such costs consist of direct costs of the Covance Spin-Off Distribution and one-time charges associated with shares allocated to the employee stock ownership and other employee benefit plans.

                        SELECTED HISTORICAL FINANCIAL
                               DATA OF COVANCE

  The following table presents selected historical financial data of Covance at the dates and for each of the periods indicated. The selected financial data as of and for each of the years ended December 31, 1995, 1994 and 1993 have been derived from the audited combined financial statements of Covance (the "Audited Covance Financial Statements") and the notes thereto included elsewhere herein. The selected financial data as of and for the nine months ended September 30, 1996 and 1995 and the years ended December 31, 1992 and 1991 have been derived from the unaudited combined financial statements of Covance (the "Covance Interim Financial Statements" and, together with the Audited Covance Financial Statements, the "Covance Financial Statements"). In the opinion of management, the unaudited combined financial statements include all adjustments, consisting of normal recurring accruals, that are necessary for a fair presentation of the financial position and results of operations for these periods. The unaudited interim results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results for the entire year ending December 31, 1996.

  The selected financial data should be read in conjunction with the Covance Financial Statements and notes thereto, and the Covance Pro Forma Financial Information included elsewhere herein. Historical combined financial data may not be indicative of Covance's future performance as an independent company. See the Covance Financial Statements and notes thereto and Covance Pro Forma Financial Information and notes thereto. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations of Covance" and "Business of Covance."


                                     Nine Months Ended
                                       September 30,                          Year Ended December 31,
                                  ----------------------     -----------------------------------------------------------
                                    1996         1995          1995         1994        1993        1992        1991
                                  --------     ----------    ----------   --------    --------    --------   ----------
                                                                      (in thousands)
Income Statement Data:
Net revenues                      $357,406     $302,886      $409,174     $319,501    $289,697    $270,871    $246,949
Costs and expenses:
 Cost of revenue                   232,828      198,820       270,726      213,490     192,783     192,375     176,860
 Selling, general and
   administrative                   57,573       46,965        64,201       48,892      42,949      41,230      37,106
 Restructuring charge                             4,616         4,616                                3,373
 Depreciation and
   amortization                     18,130       16,166        22,070       18,520      16,984      15,212      14,621
                                     ------      --------      --------      ------     ------      ------     --------
   Total                           308,531      266,567       361,613      280,902     252,716     252,190     228,587
                                     ------      --------      --------      ------     ------      ------     --------
Income from operations              48,875       36,319(a)     47,561(a)    38,599      36,981      18,681      18,362
                                     ------      --------      --------      ------     ------      ------     --------
Other expense (income)
 Interest expense, net               4,536        3,918         5,269        4,307       4,421       5,686       4,388
 Foreign exchange (gain)
   loss                               (212)        (609)         (784)        (712)        852       1,258
                                     ------      --------      --------      ------     ------      ------     --------
                                     4,324        3,309         4,485        3,595       5,273       6,944       4,388
                                     ------      --------      --------      ------     ------      ------     --------
Income before taxes and equity
  investee loss (gain)              44,551       33,010(a)     43,076(a)    35,004      31,708      11,737      13,974
Taxes on income                     19,411       14,147        18,445       14,924      13,506       6,834       6,835
Equity investee loss (gain)            (68)         351           405          435       1,391         303         394
                                     ------      --------      --------      ------     ------      ------     --------

Net income before cumulative
  effect of change in
  accounting method                 25,208       18,512        24,226       19,645      16,811       4,600       6,745
Cumulative effect of change in
  method of accounting for
  postretirement benefits other
  than pensions                                                                                      4,334
                                     ------      --------      --------      ------     ------      ------     --------
Net income                        $ 25,208     $ 18,512(a)   $ 24,226(a)  $ 19,645    $ 16,811    $    266    $  6,745
                                     ======      ========      ========      ======     ======      ======     ========
Balance Sheet Data
  (at end of period):
 Working capital                  $ 47,453     $ 27,362      $ 18,472     $ 12,961    $ 12,076    $ 15,451    $ 12,817
 Total assets                      402,592      332,257       322,510      271,992     229,693     225,337     183,174
 Long-term debt                    118,165       97,711        89,836       75,178      69,239      77,916      88,801
 Stockholder's equity              105,872       78,361        82,517       63,908      49,388      37,197      37,206

-------------
(a) Excluding the impact of the second quarter 1995 restructuring charge totalling $4,616 ($2,770 net of tax), income from operations, income before taxes and equity investee loss and net income for the nine months ended September 30, 1995 was $40,935, $37,626 and $21,282, respectively, and for the year ended December 31, 1995 was $52,177, $47,692 and $26,996, respectively.

                  PRO FORMA FINANCIAL INFORMATION OF COVANCE

  The unaudited pro forma combined statements of income for the nine months ended September 30, 1996 and the year ended December 31, 1995 present the results of operations of Covance assuming that the Covance Spin-Off Distribution had been completed as of January 1, 1995. The unaudited pro forma combined balance sheet as of September 30, 1996 presents the combined financial position of Covance assuming that the Covance Spin-Off Distribution had been completed on that date. In the opinion of Covance management, the unaudited pro forma combined financial information of Covance ("Covance Pro Forma Financial Information") includes all material adjustments necessary to restate Covance's historical results. The adjustments required to reflect such assumptions are described in the Notes to the Covance Pro Forma Financial Information and are set forth in the "Pro Forma Adjustments" column.

  The Covance Pro Forma Financial Information should be read in conjunction with the Covance Financial Statements and notes thereto included elsewhere herein. The Covance Pro Forma Financial Information presented is for informational purposes only and may not necessarily reflect the future results of operations or financial position or what the results of operations or financial position would have been had the Covance Spin-Off Distribution occurred as assumed herein, or had Covance been operated as an independent company during the periods shown.

                        COVANCE INC. AND SUBSIDIARIES
               UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                     Nine Months Ended September 30, 1996

                                                                  Pro Forma
                                                   Historical    Adjustments      As Adjusted
                                                   ----------    -----------    ---------------
                                                  (in thousands, except share and per share data)

Net revenues                                        $357,406       $              $   357,406

Cost and expenses
 Cost of revenue                                     232,828                          232,828
 Selling, general and administrative expenses         57,573         1,500 (a)         59,073
 Depreciation and amortization                        18,130                           18,130
                                                      --------     ----------      -------------
  Total                                              308,531         1,500            310,031
                                                      --------     ----------      -------------
Income from operations                                48,875        (1,500)            47,375
                                                      --------     ----------      -------------
Other expense
 Interest expense, net                                 4,536               (b)          4,536
 Foreign exchange loss                                  (212)                            (212)
                                                      --------     ----------      -------------
                                                       4,324                            4,324
                                                      --------     ----------      -------------
Income before taxes and equity investee loss          44,551        (1,500)            43,051
Taxes on income                                       19,411          (593)(c)         18,818
Equity investee (gain)                                   (68)                             (68)
                                                      --------     ----------      -------------

Net income                                          $ 25,208       $  (907)       $    24,301
                                                      ========     ==========      =============

Pro forma shares outstanding                                                       56,903,469(d)

Net income per share                                                              $      0.43(e)


The accompanying notes to unaudited pro forma combined financial information are an integral part hereof.

                        COVANCE INC. AND SUBSIDIARIES
               UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                         Year Ended December 31, 1995

                                                                  Pro Forma
                                                   Historical    Adjustments      As Adjusted
                                                   ----------    -----------    ---------------
                                                    (in thousands, except share and per share data)
Net revenues                                        $409,174       $              $   409,174

Cost and expenses
 Cost of revenue                                     270,726                          270,726
 Selling, general and administrative expenses         64,201         2,000 (a)         66,201
 Restructuring charge                                  4,616                            4,616
 Depreciation and amortization                        22,070                           22,070
                                                      --------     ----------      -------------
  Total                                              361,613         2,000            363,613
                                                      --------     ----------      -------------
Income from operations                                47,561        (2,000)            45,561
                                                      --------     ----------      -------------
Other expense (income)
 Interest expense, net                                 5,269               (b)          5,269
 Foreign exchange (gain)                                (784)                            (784)
                                                      --------     ----------      -------------
                                                       4,485                            4,485
Income before taxes and equity investee loss          43,076        (2,000)            41,076
Taxes on income                                       18,445          (790)(c)         17,655
Equity investee loss                                     405                              405
                                                      --------     ----------      -------------
Net income                                          $ 24,226       $(1,210)       $    23,016
                                                      ========     ==========      =============

Pro forma shares outstanding                                                       56,903,469(d)

Net income per share                                                              $      0.40(e)

The accompanying notes to unaudited pro forma combined financial information are an integral part hereof.

                        COVANCE INC. AND SUBSIDIARIES
                  UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                              September 30, 1996


                                                                Pro Forma         As
                                                Historical     Adjustments     Adjusted
                                                 ----------    ------------   ----------
                                                             (in thousands)
Assets
Current Assets:
 Cash and cash equivalents                       $ 13,551       $              $ 13,551
 Accounts receivable, net                          95,690                        95,690
 Unbilled services                                 43,110                        43,110
 Inventory                                         14,718                        14,718
 Deferred income taxes                             14,273                        14,273
 Prepaid expenses and other assets                 20,639                        20,639
                                                   --------     -----------     --------
  Total Current Assets                            201,981                       201,981

Property and equipment, net                       143,956                       143,956
Goodwill, net                                      43,443                        43,443
Other assets                                       13,212                        13,212
                                                   --------     -----------     --------
  Total Assets                                   $402,592       $              $402,592
                                                   ========     ===========     ========

Liabilities and Stockholder's Equity
Current Liabilities:
 Trade accounts payable                          $ 23,627                      $ 23,627
 Accrued payroll and benefits                      30,058                        30,058
 Accrued expenses and other liabilities            36,410       $   5,000 (f)    41,410
 Unearned revenue                                  46,025                        46,025
 Income taxes payable                              18,408         (10,000)(g)     8,408
                                                   --------     -----------     --------
  Total Current Liabilities                       154,528          (5,000)      149,528
                                                   --------     -----------     --------

Long-term debt                                                    128,165 (g)   128,165
Due to Corning Incorporated and affiliates        118,165        (118,165)(g)
Deferred income taxes                               9,583          (9,678)(f)       (95)
Other liabilities                                  14,444                        14,444
                                                   --------     -----------     --------
  Total Liabilities                               296,720          (4,678)      292,042
                                                   --------     -----------     --------

Commitments and Contingent Liabilities
Stockholder's Equity:
 Contributed capital                               32,368          22,500 (f)    54,868
 Retained earnings                                 70,505         (17,822)(f)    52,683
 Cumulative translation adjustment                  2,999                         2,999
                                                   --------     -----------     --------
  Total Stockholder's Equity                      105,872           4,678       110,550
                                                   --------     -----------     --------
Total Liabilities and
 Stockholder's Equity                            $402,592       $              $402,592
                                                   ========     ===========     ========


The accompanying notes to unaudited pro forma combined financial information are an integral part hereof.

                        COVANCE INC. AND SUBSIDIARIES
         NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1--Pro Forma Adjustments:

Statements of Income

(a) The pro forma adjustment to selling, general and administrative expenses represents estimated incremental administrative overhead costs associated with being a public company.

(b) Immediately prior to the Covance Spin-Off Distribution, Covance will incur long-term bank borrowings to repay Corning and affiliates for all intercompany borrowings and income tax liabilities due at the date of the Covance Spin-Off Distribution. Assuming the Covance Spin-Off Distribution occurred on September 30, 1996, such borrowings would aggregate approximately $128.2 million. Since the assumed interest rate on these borrowings of 6.0% approximates the blended rate on Covance's historical borrowings from Corning, no pro forma adjustment to interest expense is necessary. If the interest rate on the bank borrowings fluctuates by 1/8%, interest expense fluctuates by approximately $160,000 annually.

(c) The pro forma adjustment to taxes on income represents the estimated income tax benefit of pro forma adjustment (a) above at an effective tax rate of 39.5%.

(d) The pro forma common shares outstanding represents Covance management's current estimate of the number of shares to be outstanding after the Covance Spin-Off Distribution. Management's estimate includes (a) the issuance of approximately 56.0 million shares of Covance Common Stock at an exchange ratio of one share of Covance Common Stock issued for every four shares of Corning Common Stock outstanding and (b) the issuance of an estimated 900,000 shares into the employee stock ownership and other benefit plans. Covance management's estimate of shares outstanding is subject to change as the result of normal issuances and repurchases of Corning Common Stock prior to the date of the Covance Spin-Off Distribution and finalization of the proposed structure of the employee stock ownership plan.

Net Income Per Share

(e) Net income per share is computed by dividing net income by the pro forma number of shares of common stock outstanding. Common stock equivalents are not included in the net income per share computation because they do not result in material dilution. Historical net income per share is not presented as Covance's historical capital structure is not comparable to periods subsequent to the Covance Spin-Off Distribution.

Balance Sheet

(f) The pro forma adjustments to accrued expenses and other liabilities, contributed capital, deferred income taxes and retained earnings represent costs directly related to the Covance Spin-Off Distribution expected to be incurred during the fourth quarter of 1996. Such amounts, which consist of direct costs of the Covance Spin-Off Distribution (estimated at $5.0 million) and one-time charges associated with the issuance of shares into the employee stock ownership (estimated at $21.0 million) and other benefit plans (estimated at $1.5 million), which amounts represent the estimated fair market value of such shares at the expected date of issuance, have not been reflected in the Unaudited Pro Forma Combined Statements of Income because they are non-recurring. The amount of the charges associated with the issuance of shares into the employee stock ownership and other benefit plans is subject to change based on the market price of the Covance Common Stock on the Distribution Date.

(g) The pro forma adjustments to long-term debt, due to Corning and affiliates and income taxes payable reflect the borrowings to be incurred in connection with the Covance Spin-Off Distribution. Immediately prior to the Covance Spin-Off Distribution, Covance will incur long-term bank borrowings to repay Corning and affiliates for all intercompany borrowings and income tax liabilities. Assuming the Covance Spin-Off Distribution occurred on September 30, 1996 such borrowings would aggregate approximately $128.2 million.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                    OF FINANCIAL CONDITION AND RESULTS OF
                            OPERATIONS OF COVANCE

Overview

  Covance is a leading CRO providing a wide range of integrated product development services on a worldwide basis to the biotechnology, pharmaceutical and medical device industries. In addition, and to a lesser extent, Covance provides services such as health economics for managed care organizations, hospitals and health care provider networks, and early development and laboratory testing services to the chemical, agrochemical and food industries. The foregoing services can be broadly classified into six lines of business: preclinical, biomanufacturing, clinical and periapproval, central laboratory, clinical packaging, and health economics. These six lines of business can be further categorized as non-clinical (preclinical and biomanufacturing) and clinical (clinical and periapproval, central laboratory, clinical packaging and health economics). Covance believes it is one of the largest biopharmaceutical CROs, based on estimated 1995 annual net revenue, and one of only a few that are capable of providing comprehensive global product development services. Covance offers its clients high quality services designed to reduce product development time, allowing them to introduce their products into the marketplace faster and, thus, maximize the period of marketing exclusivity and monetary return on their investments. Additionally, Covance's comprehensive services and broad experience provide clients with a variable cost alternative to fixed cost internal development capabilities.

   The businesses that today constitute Covance were acquired by Corning, starting in 1987, as part of a strategy to create a global, integrated and full service product development company. In keeping with this strategy, during the period 1994 through the present, Covance has purchased the remaining interest in a jointly owned company, acquired a significant minority interest in a complementary service business, acquired two new businesses and formed a major new business venture. Specifically, in April 1994, Covance acquired the remaining interest in SciCor S.A., a provider of central laboratory testing services based in Switzerland. The transaction was accounted for as a purchase business combination. In October 1994, Covance acquired a significant minority equity position in Bio- Imaging Technologies, Inc. ("Bio-Imaging"), which uses proprietary imaging technology to quantify the diagnostic and therapeutic effectiveness of experimental drugs and devices. Covance expanded its offering of value added product development services in January 1995 with the acquisition of National Packaging Systems, Inc., a leading clinical packaging company. The transaction was accounted for as a purchase business combination. In February 1995, Covance formed Covance Biotechnology, a majority-owned company which will enable Covance to engage in biomanufacturing. In recognition of the rapid changes in the biopharmaceutical industry's marketplace, particularly the need for the industry to further demonstrate the benefits and cost effectiveness of their products to payors, Covance purchased in March 1996 all the assets and substantially all of the liabilities of Health Technology Associates, Inc. ("HTA"), a leading health economics company, in a transaction accounted for as a purchase business combination. In October 1996, Covance expanded its clinical packaging capabilities to Europe with the purchase of Swiss based CRS Pacamed AG (now known as Covance Pharmaceutical Packaging Services AG). In addition, Covance acquired an 81,000 square foot facility in Horsham, England, which will be used, among other things, to provide clinical packaging services in Europe.

   During the fiscal year ended December 31, 1995, approximately three-quarters of Covance's net revenues were earned under contracts, which generally range in duration from a few months to two years. Revenue from these contracts is recognized as costs are incurred on the basis of the relationship between costs incurred and estimated total costs. Typically, Covance's contracts in the preclinical, central laboratory, clinical packaging and health economics areas are fixed price or fee-for-service and in the clinical and periapproval areas are fee-for-service with a cap. To a lesser extent, some of the contracts in the clinical and periapproval areas are fixed price or fee-for-service without a cap. The contracts may contain provisions for renegotiation for cost overruns arising from changes in the level of work scope. Renegotiated amounts are included in net revenues when earned and realization is assured. In some cases, for multi-year contracts involving preclinical and clinical and periapproval trials, a portion of the contract fee is paid at the time the trial is initiated, with performance-based installments payable over the contract duration, in some cases on a milestone achievement basis. Covance routinely subcontracts with independent physician investigators in connection with multi-site clinical trials. Investigator fees are not reflected in net revenues or expenses since such fees are granted by customers on a "pass-thru basis" without risk or reward to Covance. While most contracts are terminable either immediately or upon notice by the client, they typically require payment of expenses to wind down a study and fees earned to date, and, in some cases, a termination fee or a payment of some portion of the fees or profit that could have been earned under the contract if it had not been terminated early.

   Covance's cost of revenue includes appropriate amounts necessary to complete the net revenues and earnings process and includes direct labor and related benefit charges, other direct costs and allocable expenses (including indirect labor, facility charges and information technology costs). These costs, as a percentage of net revenues, tend to fluctuate from one period to another (generally within a range of up to 2% in either direction) principally as a result of changes in labor utilization and the mix of service offerings involving hundreds of studies conducted during any period of time. Accordingly, changes in cost of revenue as a percentage of net revenues plus or minus 2% are expected from one period to another.

Results of Operations
  Three Months Ended September 30, 1996 Compared with Three Months Ended September 30, 1995. Net revenues increased 19.9% to $127.2 million for the three months ended September 30, 1996 from $106.1 million for the corresponding 1995 period. Excluding the impact of the 1996 acquisition of HTA, growth in net revenues was 14.3%. Net revenues from Covance's combined clinical lines of business, excluding the recently acquired health economics business, grew in excess of 15% benefitting from the continuing trend in outsourcing of clinical development activities, while net revenues from Covance's preclinical business grew in excess of 10%.

   Cost of revenue increased 18.8% to $83.2 million for the three months ended September 30, 1996 from $70.1 million for the corresponding 1995 period as a result of the increase in net revenues. Cost of revenue, as a percentage of net revenues, decreased to 65.4% for the three months ended September 30, 1996 from 66.0% for the corresponding 1995 period.

   Overall, selling, general and administrative expense, which consists primarily of administrative payroll and related benefit charges, advertising and promotional expenses, administrative travel and allocable expenses (facility charges and information technology costs), increased 22.2% to $20.6 million for the three months ended September 30, 1996 from $16.9 million for the corresponding 1995 period. As a percentage of net revenues, selling, general and administrative expense increased to 16.2% for the quarter ended September 30, 1996 from 15.9% for the corresponding 1995 period. Contributing to the increase in selling, general and administrative expense were a continuing increase in Covance's corporate center function, administrative costs associated with the establishment of Covance's new Singapore operation and the evaluation of further geographic expansion opportunities, partially offset by a reduction in certain administrative costs allocated by Corning and affiliates.

   Depreciation and amortization increased 6.5% to $5.8 million or 4.6% of net revenues for the three months ended September 30, 1996 from $5.5 million or 5.2% of net revenues for the corresponding 1995 period as the growth in net revenues outpaced the increase in these non-cash charges.

   Income from operations increased 28.0% to $17.5 million or 13.8% of net revenues for the quarter ended September 30, 1996 from $13.7 million or 12.9% of net revenues for the corresponding 1995 period.

   Other expense increased $1.3 million for the three months ended September 30, 1996 to $1.6 million from $0.2 million for the corresponding 1995 period, due to an increase in interest expense, net of $0.7 million and to larger foreign exchange gains recognized during the 1995 three-month period.

   Covance's effective tax rate for the three months ended September 30, 1996 increased to 43.4% from 42.9% for the comparable period in 1995. Since Covance operates on a global basis, its effective tax rate is subject to variation from year to year as the geographic dispersion of its pre-tax earnings changes.

   Net income increased $1.6 million to $9.1 million for the quarter ended September 30, 1996 from $7.5 million for the corresponding 1995 period.

   Nine Months Ended September 30, 1996 Compared with Nine Months Ended September 30, 1995. Net revenues increased 18.0% to $357.4 million for the nine months ended September 30, 1996 from $302.9 million for the corresponding 1995 period. Excluding the impact of the 1996 acquisition of HTA, growth in net revenues was 14.4%. Net revenues from Covance's combined clinical lines of business, excluding the newly acquired health economics business, grew nearly 20%, benefitting from the continuing trend in outsourcing of clinical development activities, while net revenues from its more mature preclinical line of business grew approximately 8.0%.

   Cost of revenue increased 17.1% to $232.8 million for the nine months ended September 30, 1996 from $198.8 million for the corresponding 1995 period as a result of the increase in net revenues. Cost of revenue, as a percentage of net revenues, decreased slightly to 65.1% for the nine months ended September 30, 1996 from 65.6% for the corresponding 1995 period.

   Overall, selling, general and administrative expense increased 22.6% to $57.6 million for the nine months ended September 30, 1996 from $47.0 million for the corresponding 1995 period. As a percentage of net revenues, selling, general and administrative expense increased to 16.1% for the nine months ended September 30, 1996 from 15.5% for the corresponding 1995 period. Contributing to the increase in selling, general and administrative expenses were increasing pre-operating costs relative to Covance's biomanufacturing business, an increase in Covance's corporate center function, administrative costs associated with the establishment of Covance's new Singapore operation and the evaluation of further geographic expansion opportunities, partially offset by a reduction in certain administrative costs allocated by Corning and affiliates.

   Depreciation and amortization increased 12.1% to $18.1 million or 5.1% of net revenues for the nine months ended September 30, 1996 from $16.2 million or 5.3% of net revenues for the corresponding 1995 period as the growth in net revenues outpaced the increase in these non-cash charges.

   Income from operations increased 34.6% to $48.9 million for the nine months ended September 30, 1996 from $36.3 million for the corresponding 1995 period. During the second quarter of 1995, Covance recorded a restructuring provision totalling $4.6 million ($2.8 million after tax) as a result of management's decision to discontinue certain nonstrategic operations. Excluding the impact of the 1995 restructuring provision, income from operations increased 19.4% to 13.7% of net revenues for the nine months ended September 30, 1996 from 13.5% of net revenues for the corresponding 1995 period.

   Other expense increased $1.0 million for the nine months ended September 30, 1996 to $4.3 million from $3.3 million for the corresponding 1995 period, due to an increase in interest expense, net of $0.6 million and to larger foreign exchange gains recognized during the first nine months of 1995.

   Covance's effective tax rate for the nine months ended September 30, 1996 increased to 43.6% from 42.9% for the comparable period in 1995. Since Covance operates on a global basis, its effective tax rate is subject to variation from year to year as the geographic dispersion of its pre-tax earnings changes.

   Net income increased $6.7 million to $25.2 million for the nine months ended September 30, 1996 from $18.5 million for the corresponding 1995 period. Excluding the impact of the 1995 restructuring provision, net income increased $3.9 million or 18.4% for the nine months ended September 30, 1996 compared to the corresponding 1995 period.

   Year Ended December 31, 1995 Compared with Year Ended December 31,
1994. Net revenues increased 28.1% to $409.2 million for 1995 from $319.5 million for 1994. Excluding the impact of the 1995 acquisition of National Packaging Systems, Inc., growth in net revenues was 23.8%. Net revenues from Covance's combined clinical lines of business, excluding the newly acquired clinical packaging business, grew in excess of 35%, generally as a result of the growth in outsourcing of clinical development activities in 1995 as compared to 1994 and more specifically because of Covance's central laboratory's effort to complete development work on several large protease inhibitor studies by the end of 1995. Net revenues from Covance's preclinical business grew nearly 10%, largely as a result of particularly strong growth in Europe, fueled by new service offerings, overall volume increases and favorable foreign exchange rates in 1995 compared to 1994.

   Cost of revenue increased 26.8% to $270.7 million or 66.2% of net revenues for 1995 from $213.5 million or 66.8% of net revenues for 1994, as a result of the increase in net revenues.

   Overall, selling, general and administrative expense increased 31.3% to $64.2 million for 1995 from $48.9 million for 1994. As a percentage of net revenues these costs increased to 15.7% for 1995 from 15.3% for 1994. Largely contributing to the increase in selling, general and administrative expenses were administrative costs associated with the establishment of Covance's new biomanufacturing business, an increase in Covance's corporate center function, strategic consulting expenses incurred to reorganize a large portion of Covance's clinical operations into customer teams to better manage large scale clinical trials and increased marketing initiatives such as the establishment of a Lotus Notes(R) based centralized client contact database for use by Covance's sales force, partially offset by a non-recurring charge incurred in 1994 in connection with a separation payment made to Covance's then chief executive officer upon his resignation.

   During 1995, Covance recorded a restructuring provision totalling $4.6 million ($2.8 million after tax) as a result of management's decision to discontinue certain nonstrategic operations. The restructuring charge included severance costs relating to approximately 90 employees of which approximately 50 had been terminated as of December 31, 1995. The remaining employees were terminated and all other substantive activities to complete the restructuring plan were completed by April 30, 1996. Severance benefits are being paid in the form of salary continuation. The restructuring activities have occurred substantially in accordance with the restructuring plan.

   Depreciation and amortization increased 19.2% to $22.1 million or 5.4% of net revenues for 1995 from $18.5 million or 5.8% of net revenues for 1994 as the growth in net revenues outpaced the increase in these non- cash charges.

   Income from operations increased $9.0 million or 23.2% to $47.6 million for 1995 from $38.6 million for 1994. Excluding the impact of the 1995 restructuring provision, the increase in income from operations was $13.6 million or 35.2% to 12.8% of net revenues for 1995 from 12.1% of net revenues for 1994.

   Other expense increased $0.9 million for 1995 to $4.5 million from $3.6 million for 1994. This increase is entirely a result of an increase in interest expense relating principally to 1995 acquisition activity. Substantially all borrowings to date have been from Corning.

   Covance's effective tax rate for 1995 increased slightly to 42.8% from 42.6% for 1994.

   Net income increased 23.3% to $24.2 million for 1995 from $19.6 million for 1994. Excluding the impact of the 1995 restructuring provision, the increase in net income was $7.4 million or 37.4% for 1995.

   Year Ended December 31, 1994 Compared with Year Ended December 31,
1993. Net revenues increased 10.3% to $319.5 million for 1994 from $289.7 million for 1993. Excluding the impact of 1994 acquisitions, net revenues growth was 7.9%. Net revenues from Covance's combined clinical lines of business grew nearly 20%, largely due to growth in the European clinical and periapproval and central laboratory operations. Net revenues from Covance's preclinical operations was relatively unchanged compared to 1993 due to low volume together with pricing pressures in various product line offerings.

   Cost of revenue increased 10.7% to $213.5 million or 66.8% of net revenues for 1994 from $192.8 million or 66.5% of net revenues for 1993.

   Overall, selling, general and administrative expense increased 13.8% to $48.9 million or 15.3% of net revenues for 1994 from $42.9 million or 14.8% of net revenues for 1993. Largely contributing to the increase in selling, general and administrative expenses was a separation payment made to Covance's then chief executive officer upon his resignation. Exclusive of this non-recurring charge, selling, general and administrative expenses were relatively unchanged from 1993.

   Depreciation and amortization increased 9.0% to $18.5 million or 5.8% of net revenues for 1994 from $17.0 million or 5.9% of net revenues for 1993 as the growth in net revenues outpaced the increase in these non-cash charges.

   Income from operations increased 4.4% to $38.6 million or 12.1% of net revenues for 1994 from $37.0 million or 12.8% of net revenues for 1993.

   Other expense decreased $1.7 million for 1994 to $3.6 million versus $5.3 million for 1993. This reduction is a result of a net foreign currency transaction gain of $0.7 million reported for 1994 versus a net foreign currency transaction loss of $0.9 million reported for 1993.

   Covance's effective tax rate for 1994 remained unchanged from 1993 at 42.6%.

   Net income increased 16.9% or $2.8 million to $19.6 million for 1994 from $16.8 million for 1993.

Quarterly Results
  Covance's quarterly operating results are subject to variation, and are expected to continue to be subject to variation, as a result of factors such as delays in initiating or completing significant preclinical and clinical and periapproval trials, termination of preclinical and clinical and periapproval trials, acquisitions and exchange rate fluctuations. Delays and terminations of studies or trials are often the result of actions taken by clients or regulatory authorities and are not typically controllable by Covance. Since a large amount of Covance's operating costs are relatively fixed while revenue is subject to fluctuation, minor variations in the commencement, progress or completion of preclinical and clinical and periapproval trials may cause significant variations in quarterly operating results.

   The following table presents unaudited quarterly operating results of Covance for each of the ten most recent fiscal quarters in the period ended September 30, 1996. In the opinion of Covance, this information has been prepared on the same basis as the Audited Covance Financial Statements and reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results of operations for those periods. This quarterly financial data should be read in conjunction with the Audited Covance Financial Statements and notes thereto included elsewhere herein. The operating results for any quarter are not necessarily indicative of the results to be expected in any future period. See "Risk Factors--Risks Relating to Covance--Volatility of Quarterly Operating Results."


                                                                      Quarter Ended
                   -----------------------------------------------------------------------------------------------------------------
                     June      Sept.       Dec.       Mar.                    Sept.
                     30,        30,         31,       31,       June 30,       30,      Dec. 31,    Mar. 31,    June 30,   Sept. 30,
                     1994       1994       1994       1995        1995        1995        1995        1996        1996       1996
                   -------    --------   -------    -------     ---------   --------    --------   --------    --------    ---------
                                                                      (in thousands)
Net revenues ...   $77,762    $82,904     $84,612   $91,974     $104,813    $106,099    $106,288    $108,697    $121,530   $127,179
Operating
  expenses ......   66,685     73,214      74,967    78,991       95,148      92,428      95,046      94,659     104,195    109,677
                   --------   -------     -------   -------     --------    --------    --------    --------    --------   --------
Income from
  operations ...    11,077      9,690       9,645    12,983        9,665(a)   13,671      11,242      14,038      17,335     17,502
Other expense,
  net  ............     876     1,030         897     1,434        1,644         231       1,176       1,159       1,615      1,550
                   --------   -------     -------   -------     --------    --------    --------    --------    --------   --------
Pre-tax income
  ..................  10,201    8,660       8,748    11,549        8,021(a)   13,440      10,066      12,879      15,720     15,952
Income taxes ...     4,335      3,693       3,732     4,953        3,423       5,771       4,298       5,619       6,861      6,931
Equity investee
  loss (gain) ..       140         --          87        49          149         153          54         (44)         29        (53)
                   --------   -------     -------   -------     --------    --------    --------    --------    --------   --------
Net income  .....  $ 5,726    $ 4,967     $ 4,929   $ 6,547     $  4,449(a) $  7,516    $  5,714    $  7,304    $  8,830   $  9,074
                      =====     ======      =====      =====      =======     ======      ======      ======      ======   ========

-------------

(a) Excluding the impact of the second quarter 1995 restructuring provision totalling $4,616 ($2,770 net of tax), income from operations, pre-tax income and net income were $14,281, $12,637 and $7,219 respectively.

Liquidity and Capital Resources
  Historically, Covance has participated in the centralized treasury and cash management processes of Corning. For domestic operations, cash received from operations was generally transferred to Corning on a daily basis. For international operations, excess cash was transferred to Corning periodically. Cash disbursements for operations were funded as needed from Corning. From time to time excess cash balances were maintained at Covance, generally for specific cash requirements.

   Covance is currently negotiating with several banks concerning the establishment of the Covance Credit Facility. Covance expects that the Covance Credit Facility will provide for borrowings of up to $250 million on an unsecured basis, carry interest at LIBOR plus approximately 37.5 basis points and mature in five years. Covance intends to borrow under the Covance Credit Facility before the Covance Spin-Off Distribution to repay Corning and affiliates for all of its intercompany borrowings and income tax liabilities. Assuming the borrowing and Covance Spin-Off Distribution both occurred on September 30, 1996, Covance would borrow approximately $128.2 million for such purpose. This would result in Covance's debt to equity and debt to capital ratios being 1.16:1 and 0.54:1, respectively. In addition, the Covance Credit Facility prohibits Covance from paying cash dividends on the Covance Common Stock. See "Risk Factors--Risks Relating to Covance--Absence of Dividends; Restrictions on Dividends Imposed by the Covance Credit Facility" and "Description of Certain Indebtedness of Covance."

   Covance's primary cash needs on both a short and long-term basis are for capital expenditures, expansion of services, possible future acquisitions, geographic expansion, working capital and other general corporate purposes. In

October 1996, Covance acquired CRS Pacamed AG, a Swiss entity providing clinical packaging services for a cash payment of $14.4 million. Also in October 1996, Covance acquired a new facility to house its clinical packaging, clinical and periapproval services and health economics operations in Europe for a cash payment of approximately $9.0 million. Furthermore, Covance expects to spend approximately $9.0 million on capital expenditures between October 1 and December 31, 1996 for maintenance and upgrade of existing equipment, outfitting of new facilities and computer equipment and software for newly hired employees and to fund an additional payment of approximately $6.6 million relating to a 1995 acquisition. Assuming these expenditures occur prior to the Covance Spin-Off Distribution, Covance estimates that its debt at the Distribution Date will be approximately $135 million to $145 million.

   Covance's management believes that the Covance Credit Facility will provide it with sufficient financial flexibility and ready access to cash on both a short-term and a long-term basis to fund, as required, capital expenditures, potential future acquisitions and other longer-term growth opportunities.

   During the nine months ended September 30, 1996, Covance's operations provided net cash of $14.9 million, a decrease of $17.5 million from the corresponding 1995 amount. This reduction is attributable to a larger increase in working capital during the first nine months of 1996 as compared to the first nine months of 1995. During the year ended December 31, 1995, Covance's operations provided net cash of $45.1 million, an increase of $2.2 million from 1994's level.

   Investing activities for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994 included acquisitions and capital spending to expand existing operations and purchase equipment to enhance scientific technology capabilities. Funding for new business acquisitions was provided through borrowings from Corning. Annually, cash provided by operations has historically been sufficient to fund capital expenditures.

   Working capital was $47.5 million at September 30, 1996, an increase of $29.0 million from the December 31, 1995 level of $18.5 million. This increase was attributable to an increase in aggregate accounts receivable and unbilled services of $41.6 million or 42.8% to $138.8 million at September 30, 1996 from $97.2 million at December 31, 1995. Covance has initiated collection and contract management efforts to reduce the percentage increase in aggregate accounts receivable and unbilled services to a level consistent with the increase in net revenues. Covance's ratio of current assets to current liabilities was 1.31 at September 30, 1996 and 1.15 at December 31, 1995.

   As described in Note 8 to the Audited Covance Financial Statements, a Covance subsidiary, Covance Biotechnology, entered into an operating lease arrangement in June 1995 whereby a custom-designed, fully equipped facility would be constructed. The lease will commence on the date of completion of construction of the facility, which is currently anticipated during the fourth quarter of 1996 and requires minimum annual lease payments of approximately $5.5 million. See "Risk Factors--Risks Relating to Covance--Biomanufacturing-- New Business Venture" and "Business of Covance--Services--Biomanufacturing."

   In the fourth quarter of 1996, Covance plans to record a one-time charge of approximately $27.5 million associated with the Covance Spin-Off Distribution. The largest component of the charge will be the cost of establishing an employee stock ownership plan. The remainder of the charge is expected to consist of the direct costs of the Covance Spin-Off Distribution as well as the value of restricted stock awards expected to be granted.

   In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock- Based Compensation" ("SFAS 123"). This statement defines a fair value-based method of accounting for employee stock options and similar equity investments and encourages adoption of that method of accounting for employee stock compensation plans. However, it also allows entities to continue to measure compensation cost for employee stock compensation plans using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Entities which elect to continue accounting for stock compensation plans utilizing APB 25 are required to disclose pro forma net income and earnings per share, as if the fair value-based method of accounting under SFAS 123 had been applied. Covance intends to account for the stock compensation plans pursuant to APB 25 and, as such, will include the pro forma disclosures required by SFAS 123 in its financial statements beginning in 1996.

Foreign Currency

  Contracts between Covance's foreign subsidiaries and its clients are frequently denominated in currencies other than the applicable subsidiary's local currency. Accordingly, payments received for services rendered under such contracts are denominated in a currency different than the currency used for the payment of the subsidiary's expenses. Therefore, the subsidiary's net revenues, expenses and earnings are affected by fluctuations in exchange rates. In addition, Covance's combined financial statements are denominated in U.S. dollars and, accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of such subsidiary's financial results into U.S. dollars for purposes of reporting Covance's combined financial results. Translation adjustments are reported as a separate section of stockholder's equity. To date, such adjustments have not been material to Covance's financial statements.

Taxes
  Since Covance conducts operations on a global basis, Covance's effective tax rate has and will continue to depend upon the geographic distribution of its pretax earnings among locations with varying tax rates. Covance's profits are further impacted by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of Covance's pre-tax earnings among various tax jurisdictions changes, Covance's effective tax rate may vary from period to period. See Note 5 to the Audited Covance Financial Statements.

Inflation

   While most of Covance's net revenues are earned under contracts, the long-term contracts (those in excess of one year) generally include an inflation or cost of living adjustment for the portion of the services to be performed beyond one year from the contract date. As a result Covance believes that the effects of inflation generally do not have a material adverse effect on its operations or financial condition.

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                             BUSINESS OF COVANCE

General

  Covance is a leading CRO providing a wide range of integrated product development services on a worldwide basis to the biotechnology, pharmaceutical and medical device industries. In addition, and to a lesser extent, Covance provides services such as health economics for managed care organizations, hospitals and health care provider networks and early development and laboratory testing services to the chemical, agrochemical and food industries. The foregoing services can be broadly classified into six lines of business: preclinical, biomanufacturing, clinical and periapproval, central laboratory, clinical packaging and health economics. These six lines of business can be further categorized as non-clinical (preclinical and biomanufacturing) and clinical (clinical and periapproval, central laboratory, clinical packaging and health economics). Covance believes it is one of the largest biopharmaceutical CROs, based on estimated 1995 annual net revenue, and one of a few that are capable of providing comprehensive global product development services. Covance offers its clients high quality services designed to reduce product development time, allowing them to introduce their products into the marketplace faster and, thus, maximize the period of marketing exclusivity and monetary return on their investments. Additionally, Covance's comprehensive services and broad experience provide clients with a variable cost alternative to fixed cost internal development capabilities.

History

  The businesses that today constitute Covance were acquired by Corning as part of a strategy to create a global, integrated and full service product development company. In 1987 Corning acquired Hazleton Corporation (recently known as Corning Hazleton and now known as Covance Laboratories), owner of leading preclinical drug safety assessment laboratories and Phase I clinical research units. In 1989 Corning added Phase II and Phase III clinical trials expertise with the acquisition of a leading, global clinical CRO, G.H. Besselaar Associates (recently known as Corning Besselaar and now known as Covance Clinical and Periapproval Services), and expanded its clinical trials expertise in 1990 with the purchase of PACT Inc. (recently known as Corning PACT and now known as Covance Clinical and Periapproval Services), a leading periapproval studies company. In 1991 Corning purchased SciCor Inc. (recently known as Corning SciCor and now known as Covance Central Laboratories), a clinical laboratory dedicated to the drug development process. Corning expanded its pharmaceutical laboratory capabilities in 1992 with the creation in Switzerland of a jointly owned company, SciCor S.A., and, through Covance, acquired 100% of this company in 1994. Focusing on innovative ways to accelerate the drug development cycle, Covance acquired in late 1994 a significant minority equity position in Bio-Imaging, which uses proprietary imaging technology to quantify the diagnostic and therapeutic effectiveness of experimental drugs and devices. Covance expanded its offering of value-added development services in 1995 with the acquisition of National Packaging Systems, Inc. (recently known as Corning National Packaging, Inc. and now known as Covance Pharmaceutical Packaging Services), a leading clinical packaging company. In 1995 Covance also formed Covance Biotechnology, a majority-owned company which will enable Covance to engage in biomanufacturing. In recognition of the rapid changes in the biopharmaceutical industry's marketplace, particularly the need for the industry to further demonstrate the benefits and cost effectiveness of their products to payors, Covance purchased in early 1996 HTA (now known as Covance Health Economics and Outcomes Services), a leading health economics company serving at the date of acquisition over 100 clients. In October 1996, Covance expanded its clinical packaging capabilities to Europe with the purchase of Swiss based CRS Pacamed AG (now known as Covance Pharmaceutical Packaging Services). In addition, Covance acquired an 81,000 square foot facility in Horsham, England, which will be used, among other things, to provide clinical packaging services in Europe.

The New Drug Development Process--Overview

  Before a new drug may be marketed to the public, it must undergo extensive testing and regulatory review to determine that the drug is both safe and effective for its intended purpose. The developmental process and typical corresponding time periods are as follows:

   Preclinical Research (6 months to 3 years). In vitro ("test tube") and in vivo ("animal") studies are conducted to establish the basic pharmacokinetic effect and safety of a drug including the toxicity of the drug over a wide range of doses. Initially, acute toxicology studies are conducted. In the United States, if results warrant continuing development of the drug, the manufacturer (also known as the "sponsor") will file an Investigational New Drug

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Application ("IND"), whereupon the FDA may grant permission to begin human trials (also known as "clinical trials").

   Preclinical studies may continue after the start of clinical trials to determine the longer term effects of a product. For instance, a preclinical study might focus on the possible side effects, metabolism and/or pharmacokinetic disposition of a drug.

    Clinical Trials (3.5 to 6 years).

   (bullet) Phase I (6 months to 1 year). This phase involves the initial basic safety and pharmacology testing in approximately 20 to 100 human subjects, usually healthy volunteers in a closely monitored setting, including studies to determine the side effect profile of the drug, how the drug works, how it is affected by other drugs, where it goes in the body, how long it remains active, and how it is broken down and eliminated from the body.

   (bullet) Phase II (1 to 2 years). This phase involves basic efficacy
            (effectiveness) and dose-range testing in approximately 100 to 400 carefully selected patients suffering from the disease or condition under study to help determine the best effective dose, confirm that the drug works as expected, and provide additional safety data. The trials are typically well controlled and usually involve a placebo, also known as a "sugar pill." A placebo is an identical tablet or solution which lacks the active substance under investigation.

   (bullet) Phase III (2 to 3 years). This phase involves efficacy and safety studies in broader populations of hundreds or thousands of patients at many investigational sites (hospitals and clinics) and may involve placebo- controlled trials, in which the new drug is compared with a placebo; studies comparing the new drug with one or more drugs with established safety and efficacy profiles in the same therapeutic category; or studies where there is no comparison to a placebo or another drug ("uncontrolled" trials). Generally, Phase III studies are intended to provide additional information on drug safety and efficacy, an evaluation of the risk-benefit relationship for the drug, and information for the adequate labeling of the product.

   NDA Preparation and Submission. Upon completion of Phase III trials, the sponsor or CRO assembles the tabulated and statistically analyzed data from all phases of development into a single large document, the New Drug Application ("NDA"), which comprises, on average, approximately 100,000 pages.

   FDA Review and Approval (1 to 2 years). At this stage, the FDA will scrutinize data from all phases of development to confirm that the sponsor has complied with regulations and that the drug is safe and effective for the specific use (or "indication") under study. Product labeling is also approved at this stage, which serves as a guideline to the sponsor about how its product can be promoted in the marketplace.

   Treatment Investigational New Drug (May span late Phase II, Phase III, and FDA review). When results from Phase II or Phase III show special promise in the treatment of a serious condition for which existing therapeutic options are limited or of minimal value, the FDA may allow the manufacturer to make the new drug available to a larger number of patients through the regulated mechanism of a treatment investigational new drug ("TIND") application. Although less scientifically rigorous than a controlled clinical trial, a TIND may enroll and collect primarily safety data from thousands of patients. See "--Services--Clinical and Periapproval Services--Treatment Investigational New Drug Applications."

   Post-Marketing Surveillance and Phase IV Studies (Periapproval). Federal regulation requires the sponsor to collect and periodically report to the FDA additional safety and efficacy data on the drug for as long as the sponsor markets the drug (post-marketing surveillance). If the drug is marketed outside the United States, these reports must include data from all countries in which the drug is sold. Additional studies (Phase IV) may be undertaken after initial approval to find new uses for the drug or to test new dosage formulations. All of these studies are types of "periapproval" studies. See "--Services--Clinical and Periapproval Services--Other Periapproval Studies."

   Similar extensive testing and regulatory reviews are required in Europe and some Asian countries to determine that a new drug is safe and effective for its intended purpose before it can be marketed to the public.

CRO Industry Overview

  The CRO industry provides independent product development services to the pharmaceutical, biotechnology and medical device industries, and, in general, CROs derive substantially all of their revenue from the research

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and development expenditures of these industries. Today, there are a few full-service companies. Full-service CROs design and manage preclinical and clinical and periapproval studies and trials, provide health economic services, and provide packaging and central laboratory services and other services required to develop and market new products in accordance with applicable government regulations in the jurisdictions where the services are provided, including the regulations of the FDA in the United States.

   The CRO industry is highly fragmented, with hundreds of small, limited-service providers, several medium- sized CROs and a few full service CROs with global operations. Covance believes there are currently only approximately 20 CROs with revenues in excess of $30 million and only four with revenues in excess of $100 million. As a general matter, the clinical CRO industry is not capital intensive and the financial costs of entry into the industry are relatively low. Although there are few barriers to entry for small, limited-service providers, Covance believes that there are significant barriers to becoming a full service CRO with global operations. These barriers include the cost, infrastructure and experience necessary to own and manage multiple international offices to serve the global demands of clients; develop sophisticated drug development processes; develop broad therapeutic expertise; conduct trials that accelerate the transition from preclinical to clinical trials; manage complex clinical trials involving large patient populations in numerous countries simultaneously; provide health economic services; and prepare multinational regulatory submissions. Capital requirements, however, are relatively high for CROs that provide sophisticated preclinical and central laboratory and data management services and biomanufacturing services.

Trends Affecting the CRO Industry

  In 1994 worldwide expenditures on research and development by pharmaceutical and biotechnology companies are estimated to have been $30 billion, of which Covance estimates $20 billion was spent on drug development activities of the type offered by the CRO industry. Covance believes that approximately $3 billion of such spending was outsourced to CROs primarily for preclinical testing and clinical development.

   Covance believes that the outsourcing of drug development activities by pharmaceutical and biotechnology companies has been increasing and will continue to increase for the following reasons:

   Cost Containment Pressures. Market forces and governmental initiatives have placed significant downward pressure on pharmaceutical and biotechnology companies' drug prices. Pressures on profit margins have arisen from increased competition as a result of patent expiration, market acceptance of generic drugs, the need for truly innovative rather than "me too" drugs and governmental and private efforts to reduce health care costs, especially in the United States. In addition, private managed care organizations are beginning to limit the selection of drugs that affiliated physicians may prescribe, thereby further increasing competition among pharmaceutical and biotechnology companies. Covance believes that the pharmaceutical industry is responding to these pressures by downsizing its research and development infrastructure and converting the fixed costs of maintaining such infrastructure to variable costs by outsourcing drug development activities to CROs. The downsizing of development capabilities also creates demand for CROs as biopharmaceutical companies experience internal development resource shortages when a large number of compounds emerge from the research process and need to undergo development. Moreover, many of these companies are attempting to decrease the new drug development cycle by using CROs, which may have greater expertise in a therapeutic area, while offering greater efficiency at a lower cost. Some large pharmaceutical and biotechnology companies now contract with large full service CROs under a single multi-year master agreement which allows the company to select the CRO for a broader array of drug development services instead of separately contracting individual studies or specific phases to several different CROs. The establishment of a master agreement itself can expedite the development process by avoiding the delay inherent in negotiating and reviewing separate agreements for each new study. Accordingly, once selected by a pharmaceutical company, the CRO can commence work promptly. Covance has executed a number of master agreements with large pharmaceutical companies and believes that it is in an advantageous position to enter into such agreements with additional pharmaceutical companies.

   Marketplace Globalization. Pharmaceutical and biotechnology companies are increasingly attempting to expand the market for new drugs by pursuing regulatory approvals in multiple countries simultaneously rather than sequentially as they have in the past. Expanding the market for a drug is particularly important to the industry because of limited patent lives and the high development costs of new drugs. To gain access to the global marketplace, pharmaceutical and biotechnology companies are increasingly outsourcing development work to

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CROs that are deployed in key geographical markets worldwide and that are capable of coordinating concurrent regulatory approvals. In addition, these companies are increasingly using CROs that have the systems in place to compile and analyze large volumes of complex data from multinational clinical trials and prepare regulatory submissions simultaneously on a multinational basis. Pharmaceutical companies also are outsourcing an increasing number of large scale Phase III-IV studies involving thousands of patients which are often simultaneously conducted in multiple jurisdictions including Europe, North and South America, Australia and Asia. Covance believes that CROs with a global presence will continue to benefit from these trends.

   Revenue Enhancement Through Faster Drug Development. Pharmaceutical and biotechnology companies are increasingly attempting to reduce the time required to bring new drugs to market. Reducing the time it takes to market a new drug can reduce costs and accelerate revenue realization. Currently, successfully developing a new drug takes approximately 8 to 12 years, which generally represents a significant portion of the drug's 15 to 20 year period of protection under most patent laws internationally (17 years in the United States). Industry data suggest that it generally costs between $291 million and $597 million to discover and develop a drug in the United States. Accordingly, pharmaceutical and biotechnology companies are increasingly examining the drug development process itself to determine ways to reduce the time required to bring a new drug to market. As part of this evaluation, some companies are establishing time goals for how long the process should take. Covance believes that CROs, by providing specialized development services, are often able to perform the needed services with a higher level of expertise or specialization, and more quickly, than a pharmaceutical or biotechnology company could perform such services internally. In addition, Covance believes that CROs with advanced global drug development processes will be more attractive to pharmaceutical and biotechnology companies.

   Consolidation in the Pharmaceutical Industry. The pharmaceutical industry is consolidating as pharmaceutical companies seek to obtain cost reduction synergies through business combinations. Recent consolidations include some of the largest multinational pharmaceutical companies in the world, such as American Home Products-American Cyanamid Company, Glaxo-Wellcome, Roche-Syntex, and Pharmacia and Upjohn. Ciba-Geigy and Sandoz have also announced their intention to merge and form a new company, Novartis. Once consolidated, many pharmaceutical companies aggressively manage costs by reducing jobs, decentralizing the research and development process, and outsourcing to CROs in an effort to reduce the fixed costs associated with internal drug development. Covance believes that full service global CROs will benefit from this trend.

   Increasingly Stringent Regulation; Need for Capabilities. Increasingly stringent regulatory requirements throughout the world and their standardization have increased the need for broader, global regulatory expertise. As regulatory requirements become more stringent and the need for sophisticated capabilities becomes more important, including regulatory services and advice and global drug development processes, the pharmaceutical and biotechnology industries are outsourcing to global CROs to take advantage of their capabilities and geographic presence.

   In addition to increasingly stringent regulatory requirements, Covance believes that recent efforts to develop global harmonized regulatory standards will increase the importance of advanced global drug development processes among CROs. In recent years, the FDA and the corresponding regulatory agencies of Canada, Japan and Europe have had substantive discussions for the purpose of developing harmonized standards for both the conduct of preclinical and clinical studies and the format and content of applications for new drug approval. Further, the FDA encourages the use of computer assisted filings in an effort to expedite the approval process. Covance believes that CROs which stay abreast of the changing regulatory requirements in multiple international jurisdictions and which are able to rapidly improve their drug development processes will have a competitive advantage.

   Therapeutic Focus. Covance believes that the economics of the marketplace require research and development expenditures as biopharmaceutical companies become focused on innovative new products, including drugs for an aging population and drugs for the treatment of chronic disorders and life-threatening conditions such as cancer, heart disease and infectious diseases, including AIDS. The development of therapies for chronic disorders, such as Alzheimer's disease or arthritis, requires complex clinical trials to demonstrate the therapy's effectiveness and to determine whether the drug causes any long-term side effects. Covance believes that CROs with the requisite therapeutic experience and the ability to manage complex trials will present an attractive development alternative for biopharmaceutical companies.

   Biotechnology Industry Growth. The U.S. biotechnology industry has grown rapidly over the last 10 years and is introducing new therapies which require regulatory approval. Many biotechnology companies do not have

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the necessary internal resources and experience (capital, equipment or people) to conduct preclinical studies and clinical trials. Accordingly, many biotechnology companies have chosen to outsource to CROs rather than expend significant time and resources to develop an internal preclinical or clinical development or biomanufacturing capability. In addition, Covance believes that many biotechnology companies are turning to certain CROs for sophisticated regulatory expertise and will also outsource manufacturing of their experimental compounds during the preclinical and clinical stages. Moreover, the biotechnology industry is rapidly expanding into Europe, and Covance believes that significant growth opportunities exist for CROs with an international presence. Further, Covance believes that the biotechnology companies will enter into single multi-year master agreements with CROs, as pharmaceutical companies have done. Covance has been serving one of the largest biotechnology companies for over a year pursuant to such an agreement and believes that it is in an advantageous position to enter into additional master agreements with other biotechnology companies.

   Consolidation in the CRO Industry. As a result of competitive pressures and the trend towards larger and more global studies, the CRO industry is consolidating. For instance, two of the largest CROs, Applied Bioscience International Inc. ("APBI") and Pharmaceutical Product Development Inc. ("PPD"), recently completed their merger. Such mergers and acquisitions have resulted in the emergence of a few large, full service CROs that have the capital, technical, financial and human resources to conduct all phases of preclinical and clinical trials on behalf of pharmaceutical and biotechnology companies. As pharmaceutical and biotechnology companies increasingly outsource development, they may turn to large CROs that provide a broad range of preclinical and clinical services, while at the same time they may also limit the number of CROs they choose to provide such services. Covance believes that this trend will further concentrate market share among large CROs with a reputation for quality, efficiency, flexibility, responsiveness and overall development experience and expertise and that Covance will benefit from this trend.

Business Strategy

  Covance believes it is one of the largest CROs serving the biotechnology and pharmaceutical industries, based on estimated 1995 net revenues, and has a focused strategy to provide high quality, cost effective, integrated, comprehensive and innovative services to assist its pharmaceutical and biotechnology clients develop, produce, obtain approval for and enhance the commercial success of their new therapeutic products worldwide. Covance has and will continue to execute this strategy by: hiring and retaining the best people available in terms of knowledge, ability and customer-focused attitude; continually improving its existing services and creating new services that respond to the demands of the biotechnology and pharmaceutical industries; continually improving its drug development processes; and selectively expanding into new locations. Covance expects that these improvements or additions will occur as the result of internal expansion and development activity, through continued linking of Covance's various services and through strategic acquisitions.

   Personnel. Covance is guided by a senior management team of experts in drug development who in many cases have had previous careers in the relevant industries served by Covance, providing them insight into what Covance's clients need and expect from a full service CRO. Moreover, Covance has a performance management system that involves an interactive annual objective process, career development plan and annual review process designed to focus on both individual strengths and opportunities for growth. In general, Covance seeks to retain and hire the best-qualified individuals for all aspects of its operations, emphasizing the need for experience and a customer focus. Covance provides its employees with the necessary resources for achieving these goals, including information technology and internal and external training programs to enable them to more effectively perform their jobs.

   Services. Covance is a full service CRO that provides a broad array of product development services to the biotechnology, pharmaceutical and medical device industries. In addition, and to a lesser extent, Covance provides services such as health economics for managed care organizations, hospitals and health care provider networks and early development and laboratory testing services to the chemical, agrochemical and food industries. Covance believes that CROs capable of offering a full range of drug development and manufacturing services are better able to compete for three reasons: (1) a full range of services provides a client with the choice of using just one provider to secure all of the client's development needs; (2) an integrated provider of these services can provide economies of scale and accelerate the development of the client's product through more comprehensive planning of the development process; and (3) early stage development provides the CRO with access to the client sooner in the development cycle and may promote the client's use of later stage development services.

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   As part of its strategy, Covance both continually improves its existing services and endeavors to create new ones. Covance has implemented a total quality management system throughout its operations which assists the company in its goal of producing error-free services on time and within the client's budget. This management system is overseen by a quality team comprised of Covance's most senior executives, including its chief executive officer. This team meets regularly to set quality goals, to determine whether such goals are being met and to discuss initiatives that should be implemented to improve the quality of its services. As an important supplement to Covance's quality management system, certain of Covance's U.S. and European subsidiaries have received ISO 9000 and 9001 certifications based on quality standards established by the International Organization for Standardization. The ISO 9000 standards define the international requirements for creating a quality assurance system that will result in providing consistent service.

   An example of Covance's efforts to continuously improve its existing services is the Expanded Access Program ("EAP"), one of Covance's periapproval offerings. EAP is a mechanism that allows innovative new therapies for life threatening diseases to be given to expanded populations prior to FDA approval pursuant to a TIND. See "-- Services--Clinical and Periapproval Services--Treatment Investigational New Drug Applications." In addition to improving its existing services, Covance also focuses on providing its clients new market oriented, value-added services. Some of these involve integrated services that rely on multidisciplinary teams drawn from various Covance operating units or divisions. For instance, Covance is duplicating in the United States a Strategic Product Development ("SPD") program developed in Europe that has successfully reduced the estimated time from preclinical testing to the first human studies. See "--Services--Preclinical Services."

   Covance's new service offerings arise as a result of both "home-grown" activities and through strategic acquisitions. With respect to the former, in addition to SPD, Covance has invested in the creation of a multi-use biomanufacturing facility, Covance Biotechnology. See "--Services--Biomanufacturing." With respect to the latter, Covance added domestic clinical packaging capabilities through the acquisition of National Packaging Systems, Inc. in January 1995, European clinical packaging capabilities through the acquisition of CRS Pacamed in October 1996 and enhanced its health economics services by acquiring HTA in March 1996. Covance expects to continue developing services internally and making strategic acquisitions that are complementary to its existing services and that will expand its ability to serve its clients.

   Streamlining the Drug Development Process. Covance believes that when selecting CROs to conduct trials the biopharmaceutical industry will become more demanding with respect to factors such as containing costs, reducing testing time frames and being able to conduct trials on a global basis. For CROs to become more efficient, with the resultant savings in time for clients, the drug development process itself will undergo continuous change. In recognition of this, Covance has created a dedicated team focused exclusively on redesigning the drug development process with the objective of reducing the time required to develop a new compound. The mandate of this team is to examine every significant process, system and information technology used in product development with the objective of applying the considerable experience and technical resources available throughout Covance. Currently, Covance has over 300 information systems professionals working in 12 regional information system centers (nine in the United States and three in Europe) and nine satellite centers (five in the United States and four in Europe). All of Covance's employees at its 33 locations (both domestic and international) and miniframe computers and thousands of desktop computers are connected by a wide area network that provides global access to the expertise and technologies resident in the regional information system centers. These systems also support Covance's ability to provide integrated services and connect Covance to its clients. For instance, Covance's Information Access System permits clients to obtain real time access to their study data, and its drug management system based on Integrated Voice Response technology allows clients to more efficiently manage the distribution of their experimental compounds to investigational sites. See "--Services--Clinical and Periapproval Services-- Clinical Development Technologies."

   In examining ways to improve the drug developmental process, Covance's information technology strategy is to capitalize on its existing heterogeneous, flexible and proprietary computer systems, which are time-proven through thousands of trials, and to both customize them where appropriate for particular client needs and incorporate new systems and technologies to meet changing demands in a timely and cost effective manner.

   Geographic Expansion. Covance believes that it will become increasingly important to provide its full range of drug research and development services in all major and developing biotechnology and pharmaceutical markets, especially given industry trends to conduct research on new drugs outside the United States first and to conduct

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clinical trials in multiple countries simultaneously. Covance has a tradition of serving its clients throughout the world. Through its offices, regional monitoring sites, laboratories and manufacturing sites in over 33 locations in 15 different countries and field work in 11 other countries, Covance believes it is a leader among CROs in its ability to deliver services globally. Currently, approximately 30% of Covance's 5,000 - person work force is based outside of the United States.

   Covance will continue its strategy of establishing new or enhancing existing operations in significant biotechnology and pharmaceutical markets. Covance expects this will occur as the result of internal growth and through strategic acquisitions. For instance, Covance opened its Singapore office in April 1996. Singapore will serve as Covance's center for conducting clinical trials in Asia, a region that Covance believes will be increasingly important for the research, development and therapeutic use of drugs. Given the need in Asia to set processes and standards for conduct of clinical trials that meet international standards, and the Singapore government's desire to be the Asian center for human drug development and research, Covance is collaborating with the Singapore National Science and Technology Board concerning the Singapore government's initiative to form the Asia Pacific Economic Cooperation coordinating center for Good Clinical Practice. Covance is also discussing with its clients opening new offices in Latin America and Canada to serve their growing need to conduct drug development studies in these areas.

Services
  Covance is a leading CRO providing a wide range of integrated product development services on a worldwide basis to the biotechnology, pharmaceutical and medical device industries. In addition, and to a lesser extent, Covance provides services such as health economics for managed care organizations, hospitals and health care provider networks and early development and laboratory testing services to the chemical, agrochemical and food industries. The foregoing services constitute six lines of business: preclinical, biomanufacturing, clinical and periapproval, central laboratory, clinical packaging and health economics.

Preclinical Services

   Covance believes that it is one of the largest independent providers of preclinical drug safety assessment and analytical chemistry services. With four major laboratories, employing over 1,900 people, located in Madison, Wisconsin, Vienna, Virginia, Harrogate, England, and Munster, Germany and with an administrative office in Tokyo, Japan, Covance conducted approximately 1,000 toxicology studies in 1995. The preclinical services offered are wide-ranging, including in vivo toxicology studies (such as acute, subchronic and carcinogenicity studies), genetic toxicology studies (such as in vitro cytotoxicity, cytogenetics and gene mutation studies and transgenic mouse models) and chemistry services (such as in vitro metabolism, pharmacokinetics and bioequivalence studies).

   The preclinical area has also been a source of innovation by introducing new technologies for client access to data, electronic animal identification, multimedia study reports and data tables and in vivo and in vitro measures of induced cell proliferation. Covance's preclinical group also works closely with its Phase I and II groups to minimize product development time and to provide clients with early data on the safety and efficacy of new molecules. This data allows clients to make a decision about whether to continue, cease or modify their development program. See "--Business Strategy--Services."

   As part of its preclinical services, Covance is duplicating in the United States an SPD program developed in Europe that has successfully reduced the time from preclinical testing to the first human studies. SPD involves an integrated process and team drawn from Covance's preclinical and Phase I and II areas. In an SPD program, the compound is researched from initial preclinical evaluation through its first dosing in humans, including the filing and attainment of the IND. Specific elements of the process include formulation and dose delivery testing, product metabolism, chemistry, pharmacology, toxicology and safety testing. Through clearly defined objectives, plans, timetables, and coordination with clients, Covance has used SPD in the United Kingdom (where INDs are not required to commence Phase I clinical trials) on over 10 compounds and has averaged just six months to nine months from the start of preclinical testing to the start of a Phase I clinical trial. In one example, the entire preclinical testing phase was completed in 41/2 months with the Phase I clinical trial concluding just five months thereafter. The preclinical testing phase in the United States typically takes six months to three years and Phase I studies typically take six months to one year. Because INDs are required in the United States to be filed before human clinical trials start, it is uncertain whether SPD trial completion speeds in the United States will be as swift as in the United Kingdom, but Covance believes that an SPD program will reduce the drug development time in the United States.

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   Covance also provides animals, including purpose-bred animals, for biomedical research. These animals are used by biopharmaceutical companies, university research centers and CROs, like Covance, as part of their preclinical in vivo safety and efficacy testing. Often, these preclinical studies require animals which are free of genetic anomalies to assure that results from the testing are accurate. In addition, animals will often need to be free of all pathogens, again, to ensure the integrity of the testing results. Through a variety of processes, technology and specifically constructed facilities, Covance is able to provide both purpose-bred and specific pathogen free animals that will meet the clients' rigorous control requirements. Covance is also a provider of custom polyclonal and monoclonal antibody services and recently opened an 18,000-square-foot state-of-the-art antisera production facility that complies with both GMP and GLP. Finally, although Covance's animal breeding facilities maintain procedures in accordance with applicable government regulations and company policies for the quarantine and handling of imported animals, including primates, there is a risk that these animals may be infected with diseases that may be harmful and even lethal to themselves and humans. In 1996 Covance, with the approval of the Texas Department of Health and the Centers for Disease Control, destroyed a shipment of monkeys from the Philippines because some had been infected with a sub-strain of the Ebola-Reston virus, which is lethal to monkeys.

   Outside the area of biopharmaceutical development, Covance also provides early development and laboratory testing services to the chemical, agrochemical and food industries. For instance, Covance offers a complete range of services to agrochemical manufacturers to determine the potential risk to humans, animals and the environment from plant protection products. Further, Covance offers a broad range of services to the food industries including nutritional analysis and nutritional content fact labels.

Biomanufacturing

   Covance holds a majority interest in Covance Biotechnology, a company formed in 1995 to manufacture peptides and recombinant proteins for biotechnology and pharmaceutical clients in accordance with GMP for preclinical and clinical trials as well as for commercial sales. Covance Biotechnology's services will include process development services, GMP manufacturing by microbial and mammalian cell expression, laboratory testing, quality assurance and quality control and regulatory affairs assistance. Covance Biotechnology expects to lease and commence operations by the end of 1996 in a biomanufacturing facility located in Research Triangle Park, North Carolina. Covance Biotechnology will be able to process multiple compounds for multiple clients simultaneously and on a scale, Covance believes, greater than any other contract bioprocessor. Covance Biotechnology provides an alternative for clients who might otherwise need to design, finance and construct their own facility to manufacture a compound for preclinical or clinical trials or commercial sale. By hiring Covance Biotechnology, a client can avoid the expense, time delay and risk of making additional investments for a compound whose safety, efficacy and commercial opportunities are uncertain. This allows clients to preserve their capital and lower their risks. See "Risk Factors--Risk Factors Relating to Covance--Covance Biotechnology--New Business Venture."

   Outsourced biomanufacturing is a relatively new industry and as such companies in this industry are subject to all of the risks inherent in a new or emerging industry, including changes in the regulatory regime, an absence of an established earnings history, the availability of adequately trained management and employees, and the potential for significant client concentration. In an attempt to enter this industry at an early stage of its development, Covance Biotechnology has hired personnel from the biopharmaceutical industry experienced in biomanufacturing.

   As a start-up venture, Covance Biotechnology is subject to the risks inherent in the establishment of a new business enterprise, including, among others, unanticipated construction delays, operational and manufacturing problems, additional and unforeseen costs and expenses and an inability to attract and retain clients. There can be no assurance that, even after the expenditure of substantial funds and efforts, Covance Biotechnology will be able to market successfully its biomanufacturing services. Covance Biotechnology's biomanufacturing facility is still under construction and is expected to be "mechanically" completed during the fourth quarter of 1996. Mechanical completion occurs when all structural aspects of the facility are complete, all mechanical equipment and systems are installed and a certificate of occupancy has been issued by an applicable governmental authority. After mechanical completion, the facility must be "validated," which means that the various equipment, systems and procedures that are required to manufacture a biologic must be thoroughly tested and reviewed. Although Covance Biotechnology has submitted proposals to a number of prospective biopharmaceutical clients, it has been awarded only one contract, but has signed a number of letters of intent for the provision of services. For the period ended December 31, 1995, Covance Biotechnology reported a net loss of approximately $1.9 million, and for the nine months ended September 30, 1996, Covance Biotechnology reported a net loss of approximately $2.3 million.

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   The biomanufacturing facility is being financed through several tax retention operating leases provided by the Bank and, during the construction phase, is being leased by the General Contractor. The leases expire 10 years from the date of mechanical completion of the facility. The annual minimum lease payments are currently estimated at $5.5 million. At the expiration of the lease term Covance Biotechnology is liable for the unamortized balance of the cost of the facility, currently estimated to be approximately $37 million. Covance Biotechnology may also choose to purchase the facility at specific dates over the 10 year period. Using current estimates, the purchase price would be approximately $54 million at the end of the first year, decreasing on an amortizing basis to approximately $37 million at the end of the tenth year.

   Covance owns 76% of the voting capital stock of Covance Biotechnology in the form of convertible preferred stock (the "Covance Biotechnology Preferred Stock"). The remaining 24% of Covance Biotechnology's capital stock is owned by certain minority stockholders (the "Minority Stockholders") in the form of common stock. Covance's ownership in Covance Biotechnology could be reduced to as much as 68% of the voting capital stock if certain options granted to key Covance Biotechnology executives to acquire Covance Biotechnology common stock owned by Covance are exercised in full. The Covance Biotechnology Preferred Stock held by Covance entitles Covance to a 12% annual cumulative dividend. No dividend has been paid on the Covance Biotechnology Preferred Stock. Dividends on the Covance Biotechnology Preferred Stock become payable only if Covance Biotechnology has profits and to the extent that the Covance Biotechnology board of directors declares the payment of dividends. Covance currently does not anticipate the receipt of any such dividend until and unless Covance Biotechnology becomes profitable.

   Covance Biotechnology, Covance and the Minority Stockholders entered into a capital contribution and shareholder agreement (the "Agreement"), which, among other things, limits the persons to whom the Minority Stockholders may transfer their Covance Biotechnology common stock, grants Covance a right of first refusal with respect to the transfer of Covance Biotechnology common stock held by the Minority Stockholders, grants Covance the right to purchase up to one third of the Covance Biotechnology common stock held by the Minority Stockholders on each of the second, third and fourth anniversary of the completion of the construction of the facility or, if Covance chooses not to exercise this right, obligates Covance Biotechnology to use its best efforts to arrange for the sale of such shares on certain specified terms, and provides for the Minority Stockholders the right to nominate up to two directors of Covance Biotechnology to the extent that the Minority Stockholders own, in the aggregate, greater than 50% of their initial equity position in Covance Biotechnology. The Agreement also contains certain provisions which restrict the circumstances and set forth the terms and conditions upon which Covance may provide additional capital or funds to Covance Biotechnology. Covance has no affirmative obligation to provide further funds or financial assistance of any kind to Covance Biotechnology.

Clinical and Periapproval Services

   Covance offers a comprehensive range of clinical trial services, including Phase I through III clinical studies and periapproval studies including Phase IIIb and Phase IV clinical studies, TINDs, post-marketing surveillance studies and prescription to over-the-counter switch studies ("Rx to O-T-C Switch"). Covance also has extensive experience in a number of therapeutic areas, including diseases of the cardiovascular and central nervous systems, endocrinology and respiratory systems, infectious diseases (including AIDS), and significant experience in other areas including oncology, bone metabolism immunology, gastroenterology, urology, dermatology and hematology. Covance has extensive experience in managing both small, medium and large trials in the United States and in many parts of the world, including Australia, Canada, Western, Central and Eastern Europe, Israel, Mexico and Russia. These trials may be conducted separately or simultaneously as part of a multinational development plan. In 1995 Covance completed 135 Phase I studies involving over 2,900 study patients through two clinical research facilities, a 60-bed facility in Madison, Wisconsin and a 60-bed facility in Leeds, England; 113 Phase II and III studies involving over 26,900 study volunteers and 2,100 investigational sites; and 42 Phase IIIb - IV clinical and other periapproval studies involving approximately 8,400 study sites and approximately 53,000 study patients. Through 1995, Covance has cumulatively been involved in 14 TINDs involving over 2,600 investigational sites and over 25,000 patients. In addition, Covance has cumulatively conducted over 625 Phase IIIb - Phase IV studies through 1995 involving approximately 20,000 investigational sites and over 215,000 patients; over 34 post-marketing studies through 1995 involving over 74,000 investigational sites and over 480,000 patients; and three Rx to O-T-C Switch studies through 1995 involving over 3,000 investigational sites and over 10,000 patients.

   Covance can manage every aspect of the foregoing types of trials by providing its clients the following services: clinical development plans and protocol design, consulting services (clinical and data management, regulatory

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advice, information systems and drug development strategy), site, investigator and patient enrollment, preparation and submission of TINDs, INDs, European study permissions, NDAs, computer assisted NDAs ("CANDAs"), product license applications ("PLAs"), computer assisted PLAs ("CAPLAs") and European submission dossiers, computerized patient randomization and dose assignment and tracking, Phase I - Phase IV study design and implementation, monitoring and safety evaluation management and reporting, data processing and management, statistical analyses and report writing, medical writing, GCP and GMP audits and, through its relationship with Bio- Imaging, medical image digitization and processing. Clinical trials are managed by a dedicated project team, which, in each case, is led by a project director who supervises all aspects of the clinical trial.

   The following is a description of the core services Covance provides, either on an individual or integrated basis depending on client needs, as part of conducting clinical trials:

     Study Design. Covance serves its clients in the critical area of study design by applying its wide development experience in the preparation of study protocols and case report forms ("CRFs"). The study protocol defines the medical issues to be examined in evaluating the safety and efficacy of the drug under study, the number of patients required to produce statistically valid results, the clinical tests to be performed in the study, the time period over which the study will be conducted, the frequency and dosage of drug administration and the exact inclusion and exclusion criteria to be met for the patients enrolled in the study. The success of the study depends not only on the ability of the protocol to accurately reflect requirements of regulatory authorities, but also on the ability of the protocol to fit coherently with the other aspects of the development process and the ultimate marketing strategy for the drug. This includes outcomes and pharmacoeconomic concerns and reimbursement planning. See "--Health Economics Services."

     Once the study protocol has been finalized, CRFs must be developed to record the desired information to be obtained from the clinical studies. The various other disciplines involved in the drug development process, including data management, statistics and regulatory affairs, must work closely with the clinical trial management project team to assure that the right data are acquired in a form which is most efficient for subsequent data entry, management analyses and reporting. Proper CRF design is critical to allowing investigators and field monitors to conduct their respective jobs quickly, accurately and effectively.

     Investigator Recruitment. During the clinical trials, administration of the drug to patients is supervised by physicians, also referred to as investigators, at hospitals, clinics or other locations, also referred to as investigational sites. Covance solicits the participation in the study of investigators who contract directly with either Covance or its client. The successful rapid identification and recruitment of investigators who have the appropriate expertise and an adequate base of patients who satisfy the requirements of the study protocol are critical to the timely completion of the trial. Covance maintains and continually expands and refines its computerized database of approximately 30,000 investigators. Information regarding Covance's experience with these investigators, including factors relevant to rapid study initiation, are contained in the database. This information allows project managers to choose the appropriate investigators for a particular study in an efficient manner. In addition, Covance has worked with approximately 25,000 general practitioners in connection with the conduct of Phase III and IV studies.

     Study Monitoring. Covance provides study monitoring services which include investigational site initiation, patient enrollment assistance and data collection through subsequent site visits. These visits also serve to assure that data are gathered according to GCP, the requirements of the client, as specified in the study protocol or otherwise, and applicable regulations. Project management and monitoring services are the operational center of all clinical studies. In most instances a project will meet, exceed or fail to meet expected timeliness for completion based on meeting deadlines during the first few months of study initiation. Therefore, Covance focuses at an early stage on identifying and quickly completing the critical rate-limiting steps of screening and selecting investigators, processing pre-study regulatory paperwork, obtaining institutional review board approvals and scheduling investigational site initiation visits. Drugs under study cannot be released to the investigational sites, and, thus, the study cannot begin until these activities have been completed.

     Clinical Data Management and Biostatistical Analysis. Covance's data management and biostatistical analysis operations are managed by professionals with extensive pharmaceutical and biotechnology industry experience in the design and construction of local and multinational clinical trial databases. Data management and biostatistical analysis services are offered as discrete products and as part of an integrated drug

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   development program. During the design of development plans and protocols,
   Covance offers consulting services relating to, and the determination of, sample size parameters for patient enrollment, development of data analysis plans and randomization schemes. During the conduct of clinical trials, Covance assists in the rapid acquisition of clean and accurate data. Following completion of the clinical trials, Covance assists in report preparation and regulatory submissions. Covance's biostatisticians may participate with clients in meetings with the FDA to present and discuss biostatistical analyses prepared by Covance. Covance has expertise in electronically capturing and integrating geographically diverse data. Covance employs a variety of software, which may be specified by clients or combined with customized programs developed by Covance.

     Drug development time is reduced by performing data management and biostatistical analysis activities in parallel with other drug development activities where possible. For example, data management personnel work as part of an integrated team with clinical program managers and field monitors to continuously enter data, program output tables and listings and validate the database so that there is a rapid progression from "data lock," to "database freeze," to final tables and listings preparation and to biostatistical analyses. Similarly, there is a close working relationship with medical writing and regulatory services personnel.

     Clinical Development Technologies. To expedite the drug development process and to help reduce costs, Covance has created a proprietary drug management system based on an Interactive Voice Response System ("IVRS") and an Information Access System ("IAS"), which are interactive information technologies. IVRS uses touch-tone telephone technology to assist biopharmaceutical clients in managing the "just-in-time" delivery of clinical drug supplies and patient randomization. IVRS is available in multiple languages using toll free numbers and has, in some cases, demonstrated up to 30% reduction in study drug waste. IAS, based on Lotus Notes shareware, provides clients with 24-hour access to study data, such as study patient enrollment progress, patient visit information, CRF status and serious adverse event experience. In another example, by incorporating new optical scanning technology and redesigning the development process for a 40,000-patient Phase IV clinical trial involving 900 investigators, Covance was able to decrease the per patient study cost by approximately 60%.

     Medical Writing and Regulatory Services. Covance provides medical report writing and regulatory services to its clients in a manner designed to complement parallel development processes to reduce overall development time. Strategic plan and protocol design services provided at the beginning of a project, combined with clear, concise data presentation, analysis and discussion at the completion of the project assist the client in obtaining regulatory approvals. These services are fully integrated with Covance's other services to assure maximum speed consistent with good service and regulatory compliance. Services in this area include integrated clinical/statistical reports, manuscripts, risk/benefit assessment reports, package inserts, quality assurance and environmental risk assessments. Through 1995, Covance has prepared a total of 79 INDs or their equivalent. In addition, through 1995, Covance has cumulatively prepared 66 NDAs, or their equivalents, in the United States or abroad, of which 47 NDAs, or their equivalents, in the United States or abroad are pending and 19 NDAs, or their equivalents, have been approved in the United States and abroad. Further, Covance believes it was one of the first CROs to develop CANDAs and CAPLAs, and Covance worked on two such applications in 1995 and has completed nine such applications since their inception in 1987.

     Although Covance's clinical regulatory affairs group typically conducts GCP and GMP audits as part of its overall involvement in a clinical trial, because of the experience and reputation of this group, it is common for the group to be hired independently by a sponsor to conduct such audits. Governmental agencies have also recognized the ability of Covance's regulatory affairs group. Hired by an intermediary, Covance worked in 1992 with the European Commission (Directorate General III) on a study concerning the establishment and operations of the then proposed European Medicines Evaluation Agency ("EMEA"), Europe's rough analogy to the FDA. The EMEA became operational on January 1, 1995, and Covance's head of European clinical regulatory affairs was listed as a co-author of the report. In another example, Covance was hired in 1995 by an intermediary to advise the National Drugs Advisory Board in Ireland concerning the recommended structure, systems and procedures for the then proposed creation of the Irish Medicines Board, which was ultimately established in January 1996.

     Treatment Investigational New Drug Applications. The TIND is an application by a pharmaceutical or biotechnology sponsor and the associated procedure to allow broader populations of patients to receive treatment with an investigational new drug for a serious or immediate life-threatening disease, such as AIDS

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   or cancer, for which no comparable or satisfactory therapy is available.
   This treatment is provided during the clinical trial phase of development but does not typically use controlled clinical trials. Covance has had substantial experience with TINDs and has developed specialized systems for prompt initiation and effective operation of TIND programs, such as computerized patient screening, optical scanning of CRFs and drug management systems. Other special TIND programs or systems involve providing project specific information to physicians, patients and patient advocacy groups, and data processing, management, analyses and reporting systems.

     Covance's EAP, which is conducted pursuant to a TIND, is a mechanism that allows innovative new therapies for life-threatening diseases to be given to expanded populations prior to FDA approval. In one recent situation, a pharmaceutical company contacted Covance to conduct an EAP for a promising new treatment for AIDS. The sponsor, who had little experience with EAPs and had limited supply of the new drug, required that the study be conducted on a global scale (21 countries simultaneously), that enrollment of patients start rapidly (within 90 days of Covance's selection as the CRO) and that all components of the study, including project management, data management, regulatory support and drug supply management, be integrated seamlessly worldwide. To accomplish the sponsor's aggressive goals, Covance formed a multidisciplinary team drawn from six different locations in the United States and Europe involving the clinical and periapproval and the clinical packaging operations. After redesigning the EAP processes, customizing existing technology and employing new systems, Covance has been able to meet or exceed the client's requirements without jeopardizing quality or increasing costs.

     Other Periapproval Studies. Besides TINDs, Phase IIIb studies (involving studies conducted after NDA submission but before regulatory approval is issued) and Phase IV studies, Covance performs other types of periapproval studies such as post-marketing surveillance studies and Rx to O-T-C Switch studies. Post- marketing surveillance studies are epidemiologically based evaluations of the use of products in actual medical practice using a broad range of patients. Accordingly, these studies use practicing physicians to evaluate primarily the safety profile of the product under actual medical practice conditions. Post-marketing surveillance studies are large, typically involving over 1,000 physicians and thousands of patients, and usually focus on evaluating just a limited number of key clinical outcomes, such as a particular side effect. In Rx to O-T-C Switch studies, Covance gathers, on behalf of a sponsor, the necessary safety data to obtain regulatory permission for the sale of its drug without the need of a prescription. These studies are also large, well- controlled programs.

   Central Laboratory Services

   Covance believes that the ability to conduct high quality and sophisticated central laboratory services is an integral aspect of what constitutes a full service CRO. Covance's two facilities (one located in the United States and the other in Switzerland) provide central laboratory services dedicated exclusively to biopharmaceutical studies. These facilities, which have conducted over 60 million assays from the specifications of more than 3,000 protocols and have collected data from over 16,500 investigational sites, provide clients with combinable data in studies that can be conducted separately or multinationally and simultaneously. Providing combinable data eliminates the need for statistical correlation among different laboratories by using consistent laboratory methods, the use of same reagent manufacturers, and the use of identical clinical trial reference ranges and equipment calibration. Covance also employs a proprietary clinical trials management system, which Covance believes is unique, that enables it to enter a sponsor's protocol requirements directly into its own database. This system, based on protocol requirements, constructs the drug kits that will go to the investigational sites and the requisition forms therefor, allows for proper laboratory specimen collection from the investigational site, sequencing of study participants visits and investigator test ordering of additional tests and ensures that all demographic data is complete and accurate and will produce for the client reports that are customized to their specifications.

   The laboratories provide a comprehensive audit trail by ensuring that all laboratory data are traceable to source documents, are capable of delivering customized data electronically within 24 hours and provide safety test results within 48 hours from most locations. As the need for central laboratory services expands geographically, Covance has expanded the reach of its central laboratories business through a contractual arrangement with a leading South African laboratory that allows Covance to combine the testing capability of this laboratory with its own proprietary systems. Covance expects to continue to investigate other opportunities for geographical expansion of its central laboratory service offerings.

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   Clinical Packaging

     Covance offers full service contract packaging for the pharmaceutical industry in the United States and Europe including package development and design, coldformed and thermoformed blister units, blister packaging, multi-dose bottle filling, clinical labeling, storage and site distribution of clinical supplies and return services for unused supplies. With the addition of Covance Pharmaceutical Packaging Services AG, Covance packaging services and products have been expanded to include software inventory and validation controls and processes and the manufacturing of robotic packaging machines. Covance believes that by integrating packaging services with its other clinical and periapproval services it can accelerate the drug development process through operational efficiencies that arise from coordinating at the outset the design of a clinical trial.

   Health Economics

     Covance offers a wide range of health economic services for managed care organizations, hospitals, health care provider networks and pharmaceutical and device manufacturers. These services include outcomes and pharmacoeconomic studies, reimbursement planning services and disease management services.

   Outcomes and Pharmacoeconomic Studies. In this area, Covance offers its clients a full range of strategic and analytic services, including strategic planning, quality-of-life assessment, and economic studies, including feasibility studies, protocol and instrument design and data analysis. Outcomes studies may be prospective, often conducted in conjunction with clinical trials, or retrospective. Many cost-effectiveness studies employ economic modeling techniques to evaluate the full financial impact of new medical technologies. For example, among the studies undertaken by Covance in 1995, Covance completed a cost-effectiveness study for a medical device manufacturer to determine the device's clinical effectiveness in treating brain metastases and to compare the cost of such treatment with other therapies. Covance also completed in 1995 several quality-of-life studies that determined various products' impacts on patients' lives. For example, in a study on the effects of a new treatment for amyotrophic lateral sclerosis (Lou Gehrig's disease), Covance designed the measures for evaluating how treatment affected a patient's ability to function on a daily basis. Through 1995, Covance has designed over 100 outcomes and pharmacoeconomic studies.

   When planning studies, Covance examines the audience for the study's findings to determine which of the client's concerns (e.g., regulatory approval, clinical acceptance, insurer coverage or insurer payment) might be more fully informed by the availability of outcomes data, and then determines how such data can be efficiently collected and communicated. Covance typically involves academic and clinical experts to ensure that appropriate techniques are used and to enhance study credibility and acceptance. Covance designs most studies with a goal of publishing its findings in respected, peer-reviewed journals.

     Covance believes that given the changing competitive pressures affecting the pharmaceutical industry and the rising need to more rigorously demonstrate the value of particular drugs, both in their own right and compared to other drugs and treatment regimes, the ability to perform outcomes and pharmacoeconomic studies will become increasingly important.

     Reimbursement Planning. Covance offers its customers strategic reimbursement and market planning services. These services enable clients to enhance the commercial success of their medical products. Covance analyzes, on behalf of the customer, who will pay for a medical product (e.g., third-party payors such as private insurance companies or federal programs like Medicare) and what economic barriers or opportunities exist for the product (e.g., claims coding, coverage policy, or payment amounts). This work typically involves evaluating government policies and, sometimes, leads to changes in those policies. In addition, Covance often offers its reimbursement planning activities in conjunction with its other services that evaluate existing and potential market size, pricing, distribution, and economic impact.

     Through its Medical Technology Hotlines(R) division, Covance also provides full service reimbursement case management, including: (1) contacting insurers to investigate specific coverage and benefit matters, resolving denied claims and educating insurers; (2) assisting manufacturers in designing and effectively running their indigent patient programs, pursuant to which costly new products are made available to patients who cannot afford them because of inadequate insurance coverage or other cost reasons; (3) designing and administering transition programs for manufacturers, which includes obtaining third-party payment for a product for patients who had previously received it free as part of a clinical trial; and (4) conducting reimbursement training seminars for clients and their customers.

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     All of these services are supported by a dedicated information services group that provides a range of data products, services and information systems, including customized hospital cost reports, patient average lengths of stay or mortality rates at the federal, state, local or individual hospital level. The extensive economic and epidemiologic databases Covance maintains are used to perform market research, determine the economics of a disease or inform government authorities about the need for potential policy changes.

     Disease Management Services. Working for a variety of customers, including pharmaceutical and device manufacturers, managed care organizations, hospitals, provider networks and computerized medical record companies, Covance designs and implements systems that track patterns of care, patient outcomes, and costs, and develops programs and tools designed to improve quality and decrease costs of care. Such programs and tools include medical practice guidelines and computerized decision support tools. For example, Covance is developing nationwide standards for the optimal treatment of dialysis patients. This work is being performed in conjunction with a major national professional society and is being funded by a manufacturer. In another initiative, Covance has started a national database to track practice patterns and outcomes concerning eye care provided by ophthalmologists. Covance is analyzing the national data and providing reports to individual ophthalmologists regarding their performance.

Clients and Marketing

  Covance provides its product development services on a global basis to, among others, the pharmaceutical and biotechnology industries. Specifically, Covance serves over 270 biopharmaceutical companies, including all 50 of the world's largest pharmaceutical companies and 17 of the world's 25 largest biotechnology companies. Of the 270 biopharmaceutical companies Covance serves, 45 are Japanese. The Japanese biopharmaceutical companies are served by Covance's U. S. and European operations. For the years ended December 31, 1995, 1994 and 1993, approximately 70%, 76% and 78%, respectively, of Covance's net revenues were attributed principally to U.S. operations, while approximately 30%, 24% and 22%, respectively, was attributed to European operations. Approximately 59%, 52% and 48% of Covance's net revenue during 1995, 1994 and 1993, respectively, was attributed to Covance's clinical lines of business. Approximately 41%, 48% and 52% of Covance's net revenues during 1995, 1994 and 1993, respectively, were attributed to Covance's nonclinical lines of business. No client accounted for 10% or more of Covance's net revenues in 1995, 1994, or 1993. None of Covance's clients accounted for greater than 5% of Covance's net revenue in the year ended December 31, 1993. In the years ended December 31, 1994 and 1995, one client accounted for greater than 5% of Covance's net revenues. In fiscal 1993, 1994 and 1995 and the nine months ended September 30, 1996, Covance's top five clients accounted for approximately 17%, 20%, 21% and 21%, respectively, of Covance's net revenues. See "Risk Factors--Risks Relating to Covance-- Dependence on Certain Industries and Clients."

   Covance's sales activities are conducted by more than 90 business development people based in Covance's operations in the United States, Europe, Australia, Japan and Singapore. Most of Covance business development personnel have technical or scientific backgrounds.

   To strengthen its sales and marketing activities, Covance introduced in 1995 a Lotus Notes based large account management process ("LAMP") that allows Covance business development personnel in all locations to promptly ascertain the status of any new client activity with any Covance operation and is an important tool in managing Covance's key account program. Through LAMP, the key account program and dedicated resources, Covance believes it can better coordinate and unite the efforts of its sales and marketing personnel and strengthen relationships with pivotal biopharmaceutical clients. Covance believes that this will allow it to improve its understanding of its clients' organizational structure, management practices and product pipeline, and, thus, better serve its clients' needs. Conversely, LAMP also enables clients, across different business functions, to better understand the full range of Covance's services.

Contractual Arrangements

  Most of Covance's contracts in the preclinical, central laboratory, clinical packaging and health economics areas are fixed price or fee-for-service and in the clinical and periapproval areas are fee-for-service with a cap. To a lesser extent, some of the contracts in the clinical and periapproval areas are fixed price or fee-for-service without a cap. In cases where the contracts are fixed price, Covance bears the cost of overruns, with certain exceptions, but benefits if the costs are lower than anticipated. In cases where the contracts are fee-for-service with a cap, the

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

contracts contain an overall budget for the trial based on time and cost estimates. If costs are lower than anticipated, the client keeps the savings, but if costs are higher than estimated, then Covance is responsible for the overrun unless the increased cost is a result of a change requested by the client, such as an increase in the number of patients to be enrolled or the type or amount of data to be collected. Contracts may range from a few months to several years depending on the nature of the work performed. In some cases, for multiyear contracts involving either preclinical or clinical and periapproval trials, a portion of the contract fee is paid at the time the study or trial is started with the balance of the contract fee payable in installments over the study or trial duration and may be performance based. For instance, in clinical and periapproval trials, installment payments may be related to investigator recruitment, patient enrollment or delivery of the database.

   Most of Covance's contracts for the provision of its services are terminable by the client either immediately or upon notice. Contracts may be terminated for a variety of reasons, including the failure of a product to satisfy safety requirements, unexpected or undesired results of the product, the client's decision to forego or terminate a particular study, insufficient enrollment or investigator recruitment, or Covance's failure to properly discharge its obligations thereunder. Although the contracts often require payment of expenses to wind down the study and fees earned to date, and in some cases, a termination fee or a payment of a portion of the fees or profits that would have been earned under the contract if the contract had not been terminated early, the loss of a large contract or the loss of multiple contracts could materially and adversely affect Covance. See "Risk Factors--Risks Relating to Covance--Fixed Price Nature of Contracts; Loss or Delay of Large Contracts."

Backlog

  Certain of Covance's studies and projects are performed over an extended period of time which may be as long as several years. With respect to such studies or projects, Covance maintains an order backlog to track anticipated net revenues for such work that has yet to be earned. Covance does not maintain an order backlog for all the services it provides because such services are performed within a short period of time or for other reasons where it is not practical or feasible to maintain an order backlog. Additionally, services appropriate for backlog measurement do not correspond exactly with any particular line of business.

   Backlog is principally calculated with respect to work to be performed pursuant to letters of intent and contracts. Once work under a letter of intent or contract commences, net revenue is recognized over the life of the contract. In certain cases, however, Covance will work on a project prior to executing a letter of intent and the backlog may include the net revenue expected from such project.

   No assurance can be given that Covance will be able to realize all or any net revenue included in backlog. Although backlog can be meaningful to management with respect to a particular study where study-specific information is known (e.g., study duration, performance clauses and other study-specific contract terms), Covance believes that its aggregate backlog as of any date is not necessarily a meaningful indicator of future results for a variety of reasons, including the following: First, studies vary in duration. For instance, some studies that are included in 1995 backlog may be completed in 1996, while others may be completed in later years. Second, the scope of studies may change, which may either increase or decrease their value. Third, studies included in backlog may be subject to bonus or penalty payments. Fourth, trials under letters of intent or contracts included in backlog are subject to termination or delay at any time by the client or regulatory authorities. Termination or delays can result from a number of reasons. See "--Contractual Arrangements." Delayed contracts remain in Covance's backlog pending determination of whether to continue, modify or cancel the study.

   Using this method of measuring backlog, at December 31, 1995, 1994 and 1993, Covance's aggregate backlog was approximately $392 million, $344 million and $294 million, respectively.

Competition

  The CRO industry is highly fragmented, with participants ranging from hundreds of small, limited-service providers to a few full service CROs with global capabilities. Covance primarily competes against in-house departments of pharmaceutical companies, full-service CROs and, to a lesser extent, universities and teaching hospitals. Covance believes, based on 1995 revenues, that the five largest CROs after itself include PPD (after its merger with APBI), Quintiles Transnational Corporation, Huntington International Holdings PLC, Parexel International Corporation and ClinTrials Inc. CROs compete on the basis of several factors, including reputation for on-time quality performance, expertise and experience in specific therapeutic areas, scope of service offerings, how well such services are integrated, strengths in various geographic markets, price, technological expertise and efficient drug development processes, the ability to acquire, process, analyze and report data in a time-saving and accurate manner, the ability to manage large-scale clinical trials both domestically and internationally, expertise and experience in health economics and size. While Covance has competed effectively in these areas, there can be no assurance that Covance will be able to continue to do so. As a result of competitive pressures, the CRO industry is consolidating. This trend is likely to produce competition among the larger CROs for both clients and acquisition candidates and companies may choose to limit the CROs they are willing to work with. In addition, there are few barriers to entry for small, limited-service entities considering entering the CRO industry. These entities may compete against larger CROs for clients. Furthermore, the CRO industry has attracted the attention of the investment community, which could lead to increased competition by increasing the availability of financial resources for CROs. Increased competition may lead to price and other forms of competition that could have a material adverse effect on the results of operations of Covance. See "--CRO Industry Overview."

Government Regulation

  The laboratory and manufacturing services performed by Covance are subject to various regulatory requirements designed to ensure the quality and integrity of the testing and manufacturing processes. See "--The Drug Development Process--Overview." The industry standards for conducting preclinical laboratory testing are embodied in the GLP and GMP regulations and for central laboratory operations in Clinical Laboratory Improvement Amendments of 1988 ("CLIA"). Covance's central laboratories also, in limited circumstances and when required by a client, follow GLP. Covance's central laboratory in Geneva has also been certified by CAP. GMP sets forth the requirements for manufacturing facilities. GLP and GMP have been adopted by the FDA, by the Department of Health in the United Kingdom and by similar regulatory authorities in other parts of the world. GLP and GMP stipulate requirements for facilities, equipment and professional staff. The regulations require standardized procedures for studies, for recording and reporting data and for retaining appropriate records. To help ensure compliance, Covance has established quality assurance controls at its laboratory and manufacturing facilities which monitor ongoing compliance with GLP, GMP and CLIA regulations, as applicable, by auditing test data and conducting regular inspections of testing and manufacturing procedures.

   The industry standard for the conduct of clinical research and development studies is embodied in the regulations for GCP. Although GCP has not been formally adopted by the FDA nor, with certain exceptions, by similar regulatory authorities in other countries, certain provisions of GCP have been included in FDA regulations. As a matter of practice, the FDA and many other regulatory authorities require that test results submitted to such authorities be based on studies conducted in accordance with GCP. These regulations require (1) complying with specific requirements governing the selection of qualified investigators; (2) obtaining specific written commitments from the investigators; (3) verifying that patient informed consent is obtained; (4) monitoring the validity and accuracy of data; (5) verifying drug or device accountability; (6) instructing investigators to maintain records and reports; and (7) permitting appropriate governmental authorities access to data for their review. Covance must also maintain reports for each study for specified periods for inspection by the study sponsor and the FDA during audits. As with GLP and GMP, noncompliance with GCP can result in the disqualification of data collection during the clinical trial.

   Covance's standard operating procedures are written in accordance with regulations and guidelines appropriate to the region and the nation where they will be used. Within Europe, all work is carried out in accordance with the European Community Note for Guidance "Good Clinical Practice for Trials on Medicinal Products in the European Community" and the requirements of the applicable country. In addition, FDA regulations and guidelines serve as a basis for Covance's North American and Asian/Pacific standard operating procedures. From an international perspective, when applicable, Covance has implemented common standard operating procedures across regions to assure consistency whenever it is feasible and appropriate to do so.

   Covance's animal import and breeding facilities are also subject to a variety of federal and state laws and regulations, including The Animal Welfare Act and the rules and regulations promulgated thereunder by the United States Department of Agriculture ("USDA"). These regulations establish the standards for the humane treatment, care and handling of animals by dealers and research facilities. Covance's breeding and import animal facilities maintain detailed standard operating procedures and the documentation necessary to assure compliance with applicable regulations for the humane treatment of the animals in its custody. Besides being licensed by the USDA as both a dealer and research facility, this business is also accredited by the American Association for the Accreditation of Laboratory Animal Care and has registered assurance with the U.S. National Institutes of Health Office of Protection for Research Risks.

   The use of controlled substances in testing for drugs of abuse is regulated by the Drug Enforcement Administration (the "DEA"). All Covance laboratories using controlled substances for testing purposes are licensed by the DEA.

   Covance's U.S. laboratories are subject to licensing and regulation under federal, state and local laws relating to hazard communication and employee right-to-know regulations, the handling and disposal of medical specimens and hazardous waste and radioactive materials, as well as to the safety and health of laboratory employees. All Covance laboratories are operated in material compliance with applicable federal and state laws and regulations relating to the storage and disposal of all laboratory specimens including the regulations of the Environmental Protection Agency, the Nuclear Regulatory Commission, the Department of Transportation, the National Fire Protection Agency and the Resource Conservation and Recovery Act. Although Covance believes that it is currently in compliance in all material respects with such federal, state and local laws, failure to comply could subject Covance to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

   In addition to its comprehensive regulation of safety in the workplace, the Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for health care employers, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These regulations, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to chemicals, and transmission of blood-borne and airborne pathogens. Furthermore, relevant Covance employees receive initial and periodic training to ensure compliance with applicable hazardous materials regulations and health and safety guidelines.

   The regulations of the Department of Transportation, the Public Heath Service and the Postal Service apply to the surface and air transportation of laboratory specimens. Covance's laboratories also comply with the International Air Transport Association regulations, which govern international shipments of laboratory specimens. Furthermore, when the materials are sent to a foreign country, the transportation of such materials becomes subject to the laws, rules and regulations of such foreign country.

Intellectual Property

  Covance has developed certain computer software and technically derived procedures that provide separate services and are intended to maximize the quality and effectiveness of its services. Although Covance's intellectual property rights are important to its results of operations, Covance believes that such factors as the technical expertise, knowledge, ability and experience of Covance's professionals are more important, and that, overall, these technological capabilities provide significant benefits to its clients.

Employees

  At September 1996 Covance had approximately 5,000 employees, approximately 30% of whom are employed outside of the United States. Approximately 32 of Covance's employees hold M.D. degrees, 134 hold Ph.D. degrees, 8 hold Pharm.D. degrees, 25 hold DVM degrees and approximately 128 hold masters or other postgraduate degrees. Covance believes that its relations with its employees are good.

   Covance's performance depends on its ability to attract and retain qualified professional, scientific and technical staff. The level of competition among employers for such skilled personnel is high. Covance believes that its employee compensation and benefit plans, including its recently adopted employee stock ownership plan, enhance employee morale, professional commitment and work productivity and provide an incentive for employees to remain with Covance. While Covance has not experienced any significant problems in attracting or retaining qualified staff, there can be no assurance that Covance will be able to avoid such problems in the future.

Facilities

  Covance both owns and leases its facilities. Covance's principal executive offices are located in Princeton, New Jersey where it leases approximately 157,000 square feet of space. The lease expires in 2004. Because its existing space is approximately 95% occupied and to accommodate its growth, Covance is currently in discussions with the landlord of this facility to either lease or purchase additional space in Princeton, New Jersey. No assurance can be provided that these discussions will be satisfactorily resolved. Covance owns its 397,000 square-foot preclinical laboratory located in Madison, Wisconsin and its 205,000 square-foot preclinical laboratory in Harrogate, England. Covance leases most of its 201,000 square-foot preclinical laboratory in Vienna, Virginia. It also owns several of the buildings. The leases expire in 1999 and have a 10-year renewal option. Covance also leases its 152,000 square-foot pharmaceutical laboratory in Indianapolis, Indiana, which expires in 2000. Covance is investigating extensions of both leases and other options with respect to such facilities. Covance leases its 51,000 square-foot pharmaceutical laboratory in Geneva, Switzerland, which lease expires in 2000. Covance's domestic packaging operations are conducted from several leased facilities. The principal packaging facility is in Allentown, Pennsylvania. The leases are for approximately 100,000 square feet of space and they all expire in 1999. Covance is currently reviewing facility needs for its domestic packaging operations. Covance's Swiss based packaging operation currently conducts business in a 20,000 sq. ft. leased facility, but has plans to construct a new, purpose designed 37,000 sq. ft. facility. The new facility is expected to be completed in early 1998. In addition, in October 1996, Covance purchased an 81,000 sq. ft. former pharmaceutical manufacturing facility in Horsham, England. After its renovation is completed by mid-1997, this facility will be used to provide clinical packaging, clinical and periapproval services and health economics services and also serve as Covance's European headquarters. Covance Biotechnology's facility in North Carolina is leased. See "Risk Factors--Risks Relating to Covance-- Biomanufacturing--New Business Venture." Covance also owns or leases other facilities in the United States, England, Ireland, Belgium, France, Germany, Switzerland, Sweden, Australia, Singapore and Japan.

Legal Proceedings

  Covance is party to lawsuits and administrative proceedings incidental to the normal course of its business. Covance does not believe that any liabilities related to such lawsuits or proceedings will have a material effect on its financial condition or results of operations.

                            MANAGEMENT OF COVANCE

Management

  Directors. Certain information with respect to the persons who will serve as directors of Covance following the Distributions is set forth below. Prior to the closing of the Covance Spin-Off Distribution, certain current directors will resign and the prospective directors listed below will be elected. As provided in the Covance Certificate, the Covance Board will be divided into three classes effective upon the Distributions and one class of the Covance Board will be elected for a three-year term at each annual meeting of stockholders. Included in the information set forth below are the names of the directors of each class and their original terms. The Covance Board will be comprised of eight directors, one of whom will be an officer of Covance and two of whom will be officers of Corning. Covance does not intend to hold an annual meeting of stockholders until the Spring of 1998.


 Name                     Age    Year Term Expires
-----                     ---    -----------------
Christopher A. Kuebler     43
Van C. Campbell            58
William C. Ughetta         63
J. Randall MacDonald       48
Nigel Morris               37
Robert M. Baylis           58
Irwin Lerner               66


   Christopher A. Kuebler has been Covance's President and Chief Executive Officer, and an Executive Vice President of CLSI, an affiliate of Covance, since November 1994. From March 1993 through November 1994, he was the Corporate Vice President, European Operations for Abbott Laboratories Inc. ("ALI"), a diversified health care company. From January 1991 until March 1993, Mr. Kuebler was the Vice President, Sales and Marketing for ALI's Pharmaceutical Division. Mr. Kuebler has been a member of the Covance Board since November 1994. Mr. Kuebler also serves in various executive officer and director capacities of Covance's subsidiaries.

   Van C. Campbell is the Vice Chairman of Corning, which he joined in 1964. He was elected assistant treasurer in 1971, treasurer in 1972, a vice president in 1973, financial vice president in 1975 and senior vice president for finance in 1980. He became general manager of the Consumer Products Division in 1981. Mr. Campbell was elected vice chairman and a director in 1983 and during 1995 was appointed to the additional position of chairman of Corning Life Sciences, Inc. Mr. Campbell has been a member of the Covance Board since May 1995. He is a director of Armstrong World Industries, Inc. and General Signal Corporation.

   William C. Ughetta is the Senior Vice President and General Counsel of Corning. Mr. Ughetta joined Corning in 1968 as assistant secretary and assistant counsel. He was elected secretary of the corporation in 1971 and vice president in 1972. He was elected a senior vice president in 1983. Mr. Ughetta has been a member of the Covance Board since July 1996. He is a director of Siecor Corporation and Chemung Canal Trust Company.

   J. Randall MacDonald has been the Senior Vice President-Human Resources and Administration for the GTE Corporation, a telecommunications company, since April 1995. Prior to April 1995, Mr. MacDonald held various senior positions with GTE, including Vice President-Employee Relations and Organizational Development (from 1988) and Vice President of Organizational Development (from 1986). Mr. MacDonald joined GTE in 1983 as a Director of Employee Relations.

   Nigel W. Morris has been the President and Chief Operating Officer of Capital One Financial Corporation ("Capital One"), a financial services company, from July 1994 to the present. Mr. Morris was the Executive Vice President, Credit Card Division, of the Signet Banking Corporation ("Signet"), from May 1993 to November 1994. From October 1988 until April 1993, Mr. Morris was the Senior Vice President-Policy/Strategy-Credit Card Business for Signet. He is also a director of Capital One.

   Robert M. Baylis was the Vice Chairman of CS First Boston Corporation ("First Boston"), a financial services company, from March 1992 to March 1996. Prior to March 1992, Mr. Baylis held a variety of positions with First Boston, including Chairman and Chief Executive Officer of CS First Boston Pacific, Inc./Hong Kong, Managing Director-Investment Banking Group and Managing Director-Equity Security Department. Prior to his retirement, Mr. Baylis was with First Boston for over 33 years. He is also a director of the following corporations: Host Marriott Corporation, Gryphon Holdings, Inc., Home State Holdings, Inc. and New York Life Insurance Company.

   Irwin Lerner was the Chairman of the Board of Directors and Executive Committee of Hoffmann-La Roche, Inc. ("Roche"), a pharmaceutical company, from January to September 1993. From April 1980 to January 1993, Mr. Lerner was the President and Chief Executive Officer of Roche. He is also a director of the following corporations: Humana, Inc., Medarex, Inc., Public Service Enterprise Group Incorporated and Sequence Therapeutics, Inc.

   Directors' Compensation. Each director of Covance, other than a director who is an employee of Covance, will receive $15,000 annually for service as a director and will also be paid $1,000 for each meeting of the Covance Board and $500 for each meeting of any committee thereof which he attends.

   Covance has adopted, effective the Distribution Date, a deferred compensation plan for directors pursuant to which each director may elect to defer until a date specified by him receipt of all or a portion of his compensation. Such plan provides that amounts deferred may be allocated to
(i) a cash account upon which amounts deferred may earn interest, compounded quarterly, at the base rate of Citibank, N.A. in effect on certain specified dates, (ii) a market value account, the value of which will be based upon the market value of Covance Common Stock from time to time, or (iii) a combination of such accounts. As of the Distribution Date, it is anticipated that there will be seven non-employee directors eligible to participate in the deferred compensation plan.

   Covance has adopted, effective the Distribution Date, a restricted stock plan for non-employee directors, pursuant to which Covance will issue to each non-employee director elected 200 shares of Covance Common Stock for each year specified in the term of service for which such director was elected, subject to forfeiture and restrictions on transfer, and 2,000 shares upon such director's election, subject to forfeiture and restrictions on transfer.

   Committees of the Board of Directors. Prior to the Distributions, the Covance Board is expected to establish and designate specific functions and areas of oversight to an Audit Committee and a Compensation Committee (the "Covance Compensation Committee"). The Audit Committee will examine and consider matters relating to the financial affairs of Covance, including reviewing Covance's annual financial statements, the scope of the independent and internal audits and the independent auditor's letter to management concerning the effectiveness of Covance's internal financial and accounting controls. The Covance Compensation Committee will make recommendations to the Covance Board with respect to programs for human resource development and management organization and succession, determine senior executive compensation, consider and make recommendations to the Covance Board with respect to compensation matters and policies and employee benefit and incentive plans, administer such plans, and administer Covance's stock option and equity based plans and grant stock options and other rights under such plans.

   Executive Officers of Covance. In addition to Mr. Kuebler, the following persons will serve as executive officers of Covance after the Distributions:

   Richard J. Andrews (49) has been a Corporate Senior Vice President of
Covance since July of 1996. In addition, Mr. Andrews has served as the President of Covance Central Laboratory Services Inc., a wholly owned subsidiary of Covance, since June 1994. From January 1993, Mr. Andrews has served as the President of Covance Central Laboratory Services S.A., a wholly owned subsidiary of Covance Central Laboratory Services Inc. since April
1994. Covance Central Laboratory Services Inc. and Covance Central Laboratory Services S.A. provide Covance's central laboratory services. Prior to January 1993. Mr. Andrews served in various executive capacities in Europe, including Worldwide Business Director, for Dupont International S.A., a multinational chemical and pharmaceutical company. Mr. Andrews serves as a director of several of Covance's subsidiaries.

   Michael Giannetto (34) has been Covance's Controller since July 1996 and a Vice President since November 1996. From December 1992 to March 1995, Mr. Giannetto was the Manager of Financial Reporting and Technical Accounting for CLSI, an affiliate of Covance. From March 1995 to July 1996, Mr. Giannetto was the Business Controller for Covance. Prior to December 1992, Mr. Giannetto was a Senior Audit Manager for Deloitte & Touche.

   Charles C. Harwood, Jr. (43) has been Covance's Corporate Senior Vice President and Chief Financial Officer since July 1996. From November 1994 to July 1996, Mr. Harwood was the Vice President and Chief Financial Officer. From May 1993 to November 1994, Mr. Harwood was Executive Director, Finance of Covance. From January 1993 to May 1993, Mr. Harwood was Chief Financial Officer and Vice President of Finance with Integrated Telecom Technologies, Inc. Prior to that position, he was the President of Pembroke Development Co., Inc., a commercial real estate development company. Mr. Harwood also serves as a director of Bio-Imaging, Covance Biotechnology and several of Covance's other subsidiaries.

   Jeffrey S. Hurwitz (36) has been Covance's Corporate Senior Vice President, General Counsel and Secretary since July 1996. From November 1994 to July 1996, Mr. Hurwitz was Covance's Vice President, General Counsel and Secretary. From October 1993 to November 1994, Mr. Hurwitz was Covance's General Counsel and Secretary. From May 1992 to October 1993, Mr. Hurwitz was an Assistant Counsel and Assistant Secretary for CLSI, an affiliate of Covance. From August 1991 to May 1992, Mr. Hurwitz was an Assistant Counsel for Corning. From February 1991 to June 1991, Mr. Hurwitz was an Associate with the law firm of Luskin & Stern. Prior to February 1991, Mr. Hurwitz was an Associate with the law firm of Shearman & Sterling. Mr. Hurwitz also serves as a director of Bio-Imaging, Covance Biotechnology and several of Covance's other subsidiaries.

   Kim D. Lamon, M.D., Ph.D. (44) has been a Corporate Senior Vice President of Covance since July of 1996. In addition, Dr. Lamon has been the President of Covance Clinical and Periapproval Services Inc. and Covance Periapproval Services Inc. since May 1996. Covance Clinical and Periapproval Services
Inc., Covance Periapproval Services Inc. and their European affiliates provide Covance's clinical and periapproval services. From April 1994 until May 1996, he was the Executive Vice President, Chief Medical Officer for
Quest Diagnostics and Senior Vice President, Science and Technology for CLSI, affiliates of Covance. From July 1992 until April 1994, Dr. Lamon was Senior Vice President, Clinical Research and Development and Executive Medical
Director for Rhone-Poulenc Rorer ("RPR"), a pharmaceutical company. Prior to July 1992, Dr. Lamon was Senior Vice President, Clinical Research and
Regulatory Affairs at RPR. Dr. Lamon received his M.D. and Ph.D. in
Pharmacology from Thomas Jefferson University. Since 1989, Dr. Lamon has been an Adjunct Assistant Professor of Pharmacology at Thomas Jefferson
University. Dr. Lamon serves as a director of several of Covance's subsidiaries.

   James D. Utterback (41) has been Covance's Corporate Senior Vice
President, International New Business Ventures and is also responsible for Covance's clinical packaging operations since August 1995. From May 1994 until August 1995, Mr. Utterback was the Senior Vice President, Human
Resources and Quality for CLSI. Prior to May 1994, Mr. Utterback served in various executive capacities, including Chief Executive Officer in South
Africa, for RPR, a pharmaceutical company. Mr. Utterback has worked in the pharmaceutical industry since 1985, living in Europe, Africa and the United States. Mr. Utterback serves as a director of several of Covance's subsidiaries.

    Michael G. Wokasch (45) has been a Corporate Senior Vice President of Covance since July of 1996. In addition, Mr. Wokasch has been the President of Covance Laboratories Inc., a wholly owned subsidiary of Covance, since July 1995. Covance Laboratories Inc. and its affiliates provide Covance's preclinical services. From January 1992 until July 1995, Mr. Wokasch served as Divisional Vice President of Sales of ALI. From October 1991 to January 1992, Mr. Wokasch served as Director for New Product/Marketing/Development & Scientific Relations at ALI. Prior to October 1991, Mr. Wokasch was a Director, New Product Development at ALI. Mr. Wokasch serves as a director of several of Covance's subsidiaries.

Executive Compensation

  Historical Compensation. The following table sets forth information with respect to annual and long-term compensation at rates expected to be paid by Covance and its subsidiaries to each of the chief executive officer and the four other most highly compensated executive officers (the "named executive officers") of Covance for services to be rendered in all capacities in fiscal year 1996 and such compensation paid or accrued during the years ended December 31, 1995 and December 31, 1994 for services rendered by each of the named executive officers. All references in the following tables to stock and stock options relate to awards of, and options to purchase, Corning Common Stock.

                          SUMMARY COMPENSATION TABLE


                                                                                       Long-Term Compensation
                                                                                       ----------------------
                                                        Annual Compensation                    Awards
                                                -----------------------------------    ----------------------
                                                                                      Restricted   Securities
               Name and                          Salary     Bonus     Other Annual       Stock     Underlying      All Other
          Principal Position            Year      (1)        (2)    Compensation(3)    Awards(4)     Options   Compensation(5)
 ------------------------------------   ----    -------    -------    -------------     ---------   ---------    -------------
Christopher A. Kuebler,                 1996    350,000    192,500       42,447              --          --         72,043
Chairman, President and                 1995    322,567    303,958       39,927         326,926      81,000         68,680
Chief Executive Officer                 1994     51,667    101,679           --              --      20,000          2,140
Richard J. Andrews, Corporate Senior    1996    232,960     93,184           --              --       4,000         15,997
Vice President; President, Corporate    1995    222,833    176,512           --              --          --         17,445
Covance Central
  Laboratory Services Inc.              1994    197,635     41,000           --              --      12,000         10,466
Kim D. Lamon, Corporate Senior          1996    323,800    178,090       31,745              --          --         56,012
Vice President; President,              1995    309,417    160,265       29,225          89,524      60,000         58,060
Covance Clinical and                    1994    200,000    175,625           --              --      23.000         18,534
 Periapproval Services Inc.
  and Covance Periapproval
  Services Inc.
James D. Utterback,                     1996    245,758    135,167       19,244              --          --         43,876
Corporate Senior Vice President,        1995    237,167    104,826       19,244          70,499      24,000         41,595
International New Business Ventures     1994    153,333    134,646           --              --      18,000         17,509
Michael Wokasch,                        1996    208,000     93,600        3,600              --          --         17,730
Corporate Senior Vice President;        1995    100,000     76,500           --              --      38,000          4,740
President, Covance
  Laboratories, Inc.

-------------

(1) Reflects for 1996 current salaries on an annualized basis.

(2) Reflects for 1996 projected performance-based annual cash compensation awards at target levels.

(3) Includes dividends on shares of restricted stock granted but not earned within one year from date of grant and tax gross-up payments.

(4) Messrs. Kuebler, Utterback, Wokasch and Dr. Lamon held an aggregate of 44,240, 16,316, 8,000 and 27,941 shares of restricted stock, respectively, having an aggregate value on September 30, 1996 of $1,725,360, $636,324, $312,000 and $1,089,699, respectively. Certain of such shares, net of forfeitures, were subject to performance-based conditions on vesting and are subject to forfeiture upon termination and restrictions on transfer prior to stated dates. Certain other shares ("Career Shares") are subject to restrictions on transfer until the executive officer retires at or after age 60 and are subject to forfeiture prior to age 60 in whole if such officer voluntarily terminates employment with Covance and in part if such officer's employment is terminated by Covance. On or prior to the Distribution Date
    (a) all restrictions on transfer will be removed from Career Shares which are no longer subject to forfeiture, except such shares held by Mr. Kuebler, and all Career Shares which are subject to forfeiture conditions and transfer restrictions will be forfeited; and (b) performance-based shares which remain subject to forfeiture conditions and transfer restrictions and Career Shares which are no longer subject to forfeiture held by Mr. Kuebler will be forfeited, and in lieu thereof restricted shares of Covance Common Stock will thereafter be granted pursuant to the terms of the Covance Incentive Stock Plan (as defined below), which shares will be subject to forfeiture conditions and transfer restrictions until July 1, 1997. Dividends are paid to such individuals on all shares of restricted Corning Common Stock held by them.


(5) Includes the following amounts to be contributed by Covance to the Covance Retirement Savings Plan (as defined below) for 1996: $6,531 for Mr. Kuebler, $6,517 for Mr. Andrews, $6,000 for Dr. Lamon, $6,750 for Mr. Utterback and $8,250 for Mr. Wokasch. Also includes a $12,840 automobile allowance to be received by each of Messrs. Kuebler, Utterback and Dr. Lamon and $9,480 to be received by each of Messrs. Andrews and Wokasch. Also includes 20% of interest-free loans made by Covance to the following individuals in the following amounts, together with imputed interest thereon: $200,000 for Mr. Kuebler, $150,000 for Dr. Lamon and $100,000 for Mr. Utterback, which loans are to be forgiven over a five-year period provided they continue to be employed by Covance and were made to assist such individuals in relocating to the New Jersey area.

  Option Grants. The following table sets forth certain information regarding options granted in 1995 (except for Mr. Andrews whose options were granted on April 25, 1996) to the named executive officers pursuant to Corning stock option plans. No other options were granted to the named executive officers in 1996. Employees of Covance who hold at the Distribution Date Corning stock options, including a portion of those granted on December 6, 1995, will receive new options of Covance ("New Options") under the Covance Stock Option Plan (as defined below) in exchange for the surrender of such Corning options. The remainder of the options granted on December 6, 1995 will be cancelled. It is anticipated that such cancelled options will be replaced by New Options to be granted under the Covance Stock Option Plan.

   The exercise prices and the number of shares of Covance Common Stock subject to New Options will be determined as of the time of the Distributions so as to preserve the investment basis and intrinsic gain associated with the Corning options surrendered as of the date of the Covance Spin-Off Distribution. Generally, the expiration dates and the dates on which New Options are exercisable will be identical to those under the corresponding Corning options at the time of the Distributions. Certain New Options will provide that upon exercise of such option through the surrender of previously owned shares of Covance Common Stock, the participant will be entitled to receive options covering the same number of shares so surrendered, with an exercise price equal to the fair market value of the shares at the time of the exercise of the New Option.

                  OPTION/SAR GRANTS IN FISCAL YEAR 1995 (1)

                                                                                  Potential Realizable Value at
                                                                                  Assumed Annual Rates of Stock
                                                                                      Price Appreciation for
                                                 Individual Grants                       Option Term (3)
                                       ------------------------------------     -----------------------------------
                           Number of     % of Total
                          Securities      Options
                          Underlying      Granted
                            Options     to Employees                            Gain
                            Granted      in Fiscal     Exercise   Expiration     at        Gain at       Gain at
          Name                (2)           Year         Price       Date      0% (4)        5%            10%
-----------------------    ---------    ------------   -------     ---------   ------     ----------   ------------
Christopher A. Kuebler        81,000         2.4%        31.25    12/5/2005       0       1,591,890      4,034,161
Richard J. Andrews             4,000         0.1%        34.44    4/24/2006       0          86,637        219,554
Kim D. Lamon                  60,000         1.8%        31.25    12/5/2005       0       1,179,177      2,988,267
James D. Utterback            24,000         0.7%        31.25    12/5/2005       0         471,671      1,195,307
Michael Wokasch               30,000         0.9%        31.25    12/5/2005       0         589,589      1,494,134
                               8,000         0.2%        27.50    10/3/2005       0         138,357        350,623
All Optionees as a
  Group (4)                3,389,100       100.0%        31.34         2005       0      66,797,662    169,278,390

-------------

(1) No SARs were granted.

(2) The stock option agreements with Messrs. Kuebler, Utterback and Wokasch (with respect to the 30,000 share grant) and Dr. Lamon provide that one-half of the options will become exercisable on February 1, 1999 and all options will become exercisable on February 1, 2000. The stock option agreement with Mr. Andrews provides that one-half of the options become exercisable on April 24, 1997 and all of the options will become exercisable on April 24, 1998. The stock option agreement with Mr. Wokasch (with respect to the 8,000 share grant) provides that one-half of the options become exercisable on October 4, 1996 and all of the options will become exercisable on October 4, 1997. All such agreements also provide that an additional option may be granted when the optionee uses shares of Corning Common Stock to pay the purchase price of an option. The additional option will be exercisable for the number of shares tendered in payment of the option price, will be exercisable at the then fair market value of the Corning Common Stock, will become exercisable only after the lapse of twelve months and will expire on the expiration date of the original option.

(3) The dollar amounts set forth under these columns are the result of calculations at 0% and at the 5% and 10% rates established by the Commission and therefore are not intended to forecast future appreciation of Corning's stock price.

(4) No gain to the optionees is possible without an appreciation in stock price, an event which will also benefit all stockholders. If the stock price does not appreciate, the optionees will realize no benefit.

  Option Exercises and Fiscal Year-End Values. The following table sets forth the number of shares of Corning Common Stock covered by both exercisable and unexercisable stock options as of December 31, 1995, for the named executive officers. The named executive officers exercised no options in 1996.

                  AGGREGATED OPTION/SAR EXERCISES IN FISCAL
           YEAR 1995 AND 1995 FISCAL YEAR-END OPTION/SAR VALUES (1)


                                                            Number of Securities
                                                           Underlying Unexercised            Value of Unexercised
                                                                 Options at                  In-the-Money Options
                                                              Fiscal Year End                 At Fiscal Year End
                                                        ----------------------------     ------------------------------
                               Shares
                              Acquired       Value
          Name              on Exercise     Realized    Exercisable    Unexercisable    Exercisable     Unexercisable
------------------------    ------------    --------    -----------    -------------     -----------    ---------------
Christopher A. Kuebler           0             0          10,000          91,000             0                  0
Richard J. Andrews               0             0           2,000          14,000             0                  0
Kim D. Lamon                     0             0          10,000          73,000             0             13,812
James D. Utterback               0             0          10,000          32,000             0              8,500
Michael Wokasch                  0             0               0          38,000             0             28,501

-------------
(1) There are no SARs outstanding.

  Corporate Performance Plan Activity. Awards of performance-based shares of Corning Common Stock have been granted to Covance's executive officers pursuant to a series of performance-based plans (the "Corporate Performance Plan"). The Corporate Performance Plan provides the mechanisms to reward improvement in corporate performance as measured by net income, earnings per share and/or return on equity. Each year minimum, target and maximum goals are set and shares awarded (at target levels) which are subject to forfeiture in whole or in part if performance goals are not met. The percentage of awards that may be earned ranges from 0% to 150% of target. Shares earned remain subject to forfeiture and restrictions on transfer for two years following the end of the performance period.
  The following table sets forth the number of performance-based shares awarded under the Corporate Performance Plan. The dollar value of shares earned for 1995 is reflected in the "Restricted Stock Awards" column of the Summary Compensation Table appearing on page 137.

   In late 1996, the Compensation Committee of the board of directors of Corning (the "Corning Board") will assess performance against goals, determine the number of shares earned of those granted in December 1995 and remove all possibility of forfeiture and restrictions on transfer from such shares.

                  CORPORATE PERFORMANCE PLAN ACTIVITY TABLE

                                             Number                                Number
                                               of                      Number        of           Vesting
                                   Grant     Shares    Performance    of Shares    Shares         Date of
         Number             Year    Date    Granted       Period      Forfeited    Earned      Earned Shares
------------------------   ----    -----    --------    ----------    ---------   --------     ---------------
Christopher A. Kuebler      1996   12/95     13,500        1996                                     2/99
                            1995   12/94     10,000        1995                    10,740           2/98
                            1994                  0
Richard J. Andrews          1996                  0
                            1995                  0
                            1994                  0
Kim D. Lamon                1996   12/95     10,000        1996                                     2/99
                            1995   12/94      6,500        1995         3,559       2,941           2/98
                            1994                  0
James D. Utterback          1996   12/95      4,000        1996                                     2/99
                            1995   12/94      4,000        1995         1,684       2,316           2/98
                            1994                  0
Michael Wokasch             1996   12/95      5,000        1996                                     2/99
                            1995                  0


  Variable Compensation. Covance has adopted, effective upon the Distributions, a variable compensation plan (the "Plan"), an annual incentive cash compensation plan for approximately 400 supervisory, management and executive employees similar to an annual performance plan currently maintained by Covance. The terms of the Plan are as follows.

  The performance-based annual cash incentive awards payable under the Plan will be grounded in financial goals such as net income, operating margin, return on equity, or earnings per share, or a combination thereof, and quantifiable non-financial goals. Each participant will be assigned a target award, as a percentage of base salary in effect at the end of the performance year for which the target is set, payable if the target is achieved. Actual results will be compared to the scale of targets with each gradation of desired result corresponding to a percentage which will be multiplied by the employee's assigned target award. If the actual result is below target, awards will be less than target, down to a point below which no awards are earned. If the desired result is above target, awards will be greater than target, up to a stated maximum award. The maximum award assigned to the chief executive officer may not exceed 200% of base salary in effect on the date the Covance Compensation Committee sets the target for the performance year. The Covance Compensation Committee retains the right to reduce any award if it believes individual performance does not warrant the award calculated by reference to the result.

  Employee Equity Participation Program. Covance has adopted, effective upon the Distributions, the Employee Equity Participation Program (the "Program") consisting of two plans: (a) a stock option plan (the "Covance Stock Option Plan") and (b) an incentive stock plan (the "Covance Incentive Stock Plan"). The Program is designed to provide a flexible mechanism to permit key employees of Covance and of any subsidiary to obtain significant equity ownership in Covance, thereby increasing their proprietary interest in the growth and success of Covance.

  The Program, which will be administered by the Covance Compensation Committee, provides for the grant to eligible employees of either non-qualified or "incentive stock" options, or both, to purchase shares of Covance Common Stock at no less than fair market value on the date of grant. The Covance Compensation Committee may also provide that options may not be exercised in whole or in part for any period or periods of time; provided, however, that no option will be exercisable until at least twelve months from the date of grant. All options shall expire not more than ten years from the date of grant. Options will not be assignable or transferable except for limited circumstances on death. During the lifetime of the employee an option may be exercised only by him. The option price must be paid to Covance by the optionee in full prior to delivery of the stock. The optionee may pay the option price in cash or with shares of Covance Common Stock owned by him. The optionee will have no rights as a stockholder with respect to the shares subject to option until shares are issued upon exercise of the option. The Covance Compensation Committee may grant options pursuant to which an optionee who uses shares of Covance Common Stock to pay the purchase price of an option will receive automatically on the date of exercise an additional option to purchase shares of Covance Common Stock. Such additional option will cover the number of shares tendered in payment of the option price, will be exercisable at the then fair market value of Covance Common Stock, will become exercisable only after the lapse of twelve months and will expire on the expiration date of the original option.

  The Program also authorizes the Covance Compensation Committee to award to eligible employees shares, or the right to receive shares, of Covance Common Stock, the equivalent value in cash or a combination thereof (as determined by the Covance Compensation Committee). The Covance Compensation Committee shall determine the number of shares which are to be awarded to individual employees and the number of rights covering shares to be issued upon attainment of predetermined performance objectives for specified periods. The shares awarded directly to individual employees may be made subject to certain restrictions prohibiting sale or other disposition and may be made subject to forfeiture in certain events. Shares may be issued to recognize past performance either generally or upon attainment of specific objectives. Shares issuable for performance (based upon specific predetermined objectives) will be payable only to the extent that the Covance Compensation Committee determines that an eligible employee has met such objectives and will be valued as of the date of such determination. Upon issuance, such shares may (but need not) be made subject to the possibility of forfeiture or certain restrictions on transfer.

  Key executive, managerial and technical employees (including officers and employees who are directors) of Covance and of any subsidiary will be eligible to participate in the Program and the plans thereunder. The selection of employees eligible to participate in any plan under the Program is within the discretion of the Covance

Compensation Committee. Approximately 400 employees would have been eligible to participate in the plans under the Program had the Program been in effect in 1996.

  Under the Program, the maximum number of shares of Covance Common Stock which may be optioned or granted to eligible employees will be 6,000,000. Shares from expired or terminated options under the Covance Stock Option Plan will be available again for option grant under the Program. Shares which are issued but not earned, or which are forfeited under the Covance Incentive Stock Plan, will be available again for issuance under the Program. The Program provides for appropriate adjustments in the aggregate number of shares subject to the Program and in the number of shares and the price per share, or either, of outstanding options in the case of changes in the capital stock of Covance resulting from any recapitalization, stock or unusual cash dividend, stock distribution, stock split or any other increase or decrease effected without receipt of consideration by Covance, or a merger or consolidation in which Covance is the surviving corporation.

  The Program has a term of five years and no shares may be optioned or awarded and no rights to receive shares may be granted after the expiration of the Program. The Covance Board is authorized to terminate or amend the Program, except that it may not increase the number of shares available thereunder, decrease the price at which options may be granted, change the class of employees eligible to participate, or extend the term of the Program or options granted thereunder without the approval of the holders of a majority of the outstanding shares of Covance Common Stock.

  Covance believes that the U.S. federal income tax consequences of the Program are as follows. An optionee who exercises a non-qualified option granted under the Covance Stock Option Plan will recognize compensation taxable as ordinary income (subject to withholding) in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise and Covance or the subsidiary employing the optionee will be entitled to a deduction from income in the same amount. The optionee's basis in such shares will be increased by the amount taxable as compensation, and his capital gain or loss when he disposes of the shares will be calculated using such increased basis.

  If all applicable requirements of the Code with respect to incentive stock options are met, no income to the optionee will be recognized and no deduction will be allowable to Covance at the time of the grant or exercise of an incentive stock option. The excess of the fair market value of the shares at the time of exercise of an incentive stock option over the amount paid is an item of tax preference which may be subject to the alternative minimum tax. In general, if an incentive stock option is exercised three months after termination of employment, the optionee will recognize ordinary income in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise and Covance or the subsidiary employing the optionee will be entitled to a deduction in the same amount. If the shares acquired subject to the option are sold within one year of the date of exercise or two years from the date of grant, the optionee will recognize ordinary income in an amount equal to the difference between the option price and the lesser of the fair market value of the shares on the date of exercise or the sale price and Covance or the employing subsidiary will be entitled to a deduction from income in the same amount. Any excess of the sale price over the fair market value on the date of exercise will be taxed as a capital gain.

  Shares of Covance Common Stock which are not subject to restrictions and possibility of forfeiture and which are awarded to an employee under the Covance Incentive Stock Plan will be treated as ordinary income, subject to withholding, to an employee at the time of the transfer of the shares to him and the value of such awards will be deductible by Covance or by the subsidiary employing the employee at the same time in the same amount. Shares granted subject to restrictions and possibility of forfeiture will not be subject to tax nor will such grant result in a tax deduction for Covance at the time of award. However, when such shares become free of restrictions and possibility of forfeiture, the fair market value of such shares at that time
(i) will be treated as ordinary income to the employee and (ii) will be deductible by Covance or by the subsidiary employing the employee.

  The tax treatment upon disposition of shares acquired under the Program will depend upon how long the shares have been held and on whether or not the shares were acquired by exercising an incentive stock option. There are no tax consequences to Covance upon a participant's disposition of shares acquired under the Program, except that Covance may take a deduction equal to the amount the participant must recognize as ordinary income in the case of the disposition of shares acquired under incentive stock options before the applicable holding period has been satisfied.

  Pension Plans. None of the executive officers of Covance are currently active participants in a qualified defined benefit plan of Covance.

  It is anticipated that, prior to the Distribution Date, the Compensation Committee of the Corning Board will approve, and Covance will adopt, a nonqualified Covance Supplemental Executive Retirement Plan for the benefit of certain executive officers of Covance, including the named executive officers, after the Distribution Date. Once adopted, it is anticipated that such plan will be, in whole or in part, an unfunded, unsecured obligation of Covance and administered by the Covance Compensation Committee.

  Eligible executives may commence receiving full benefits under the plan upon attaining age 60, so long as they have completed at least twenty years of service with Corning or any subsidiary thereof. Retirement benefits to be provided under the plan will be based on 40% of an executive's "Final Average Pay," defined to mean the average of an executive's base salary plus bonus, taking into account the highest five consecutive years of the executive's last ten years of employment with Corning or any subsidiary thereof. Under the terms of the plan, executives may, with the approval of the Covance Compensation Committee, elect to commence receiving reduced benefits prior to age 60, provided that they have completed at least five years of service with Corning or any subsidiary thereof and have attained age 55. Benefits commencing prior to age 60 will be reduced by 5% of the amount of benefits earned for each year prior to age 60. For example, at age 55, an executive with at least twenty years of service may be eligible to receive 30% of Final Average Pay so long as the executive receives approval from the Covance Compensation Committee.

  At retirement, the normal form of payment under the plan will be monthly payments over the lifetime of the executive (or actuarially reduced joint and survivor benefits over the joint lives of the executive and a named beneficiary). Alternatively, the executive may elect under the plan, subject to the approval of the Covance Compensation Committee, the right to receive an actuarially determined lump-sum distribution from the plan.

  Maximum annual benefits, based on at least twenty years of service and the Final Average Pay calculated under the straight life annuity option form of pension, payable to participants at ages 55 to 60 are illustrated in the table set forth below. The table below does not reflect any limitations on benefits imposed by ERISA.


                                 Age (With at least 20 Years of Service)
                      --------------------------------------------------------------
Final Average Pay       55         56         57        58         59          60
 -----------------   -------    -------    -------    -------   -------    ---------
$ 100,000              30,000    32,000     34,000     36,000    38,000      40,000
  200,000              60,000    64,000     68,000     72,000    76,000      80,000
  300,000              90,000    96,000    102,000    108,000   114,000     120,000
  400,000             120,000   128,000    136,000    144,000   152,000     160,000
  500,000             150,000   160,000    170,000    180,000   190,000     200,000
  600,000             180,000   192,000    204,000    216,000   228,000     240,000
  700,000             210,000   224,000    238,000    252,000   266,000     280,000
  800,000             240,000   256,000    272,000    288,000   304,000     320,000
  900,000             270,000   288,000    306,000    324,000   342,000     360,000
1,000,000             300,000   320,000    340,000    360,000   380,000     400,000
1,100,000             330,000   352,000    374,000    396,000   418,000     440,000
1,200,000             360,000   384,000    408,000    432,000   456,000     480,000

  Covance Retirement Savings Plan. Most of the employees of Covance and its subsidiaries have been eligible to participate in a tax-qualified, defined contribution plan known as the Covance Retirement Savings Plan (the "Covance Retirement Savings Plan" to be renamed the "Covance Stock Purchase Savings Plan" prior to the Distribution Date), which provides for investment of employee contributions, including tax-deferred contributions under Section 401(k) of the Code, and matching contributions made by their employers, in several investment funds, including Corning Common Stock, at the employees' discretion. Effective as of the Distribution Date, Covance Common Stock will be added as an investment fund and all or a portion of the employer matching contributions will automatically be invested in Covance Common Stock. Corning Common Stock will no longer be available as an investment fund except with respect to amounts already so invested under the Covance Retirement Savings Plan.

  Effective as of the Distribution Date, the Covance Retirement Savings Plan will be amended to permit participating employees' employers to make discretionary contributions, other than matching contributions, to the Covance Retirement Savings Plan for the benefit of such employees, which contributions may be invested in Covance Common Stock.

  Covance Employee Stock Ownership Plan. Covance has adopted, effective upon the Distributions, an employee stock ownership plan, as defined in Section 4975(e)(7) of the Code and related regulations and intended to qualify as a retirement plan under Section 401(a) of the Code, to be known as the Covance Employee Stock Ownership Plan (the "Covance ESOP").

  Individuals who are active employees of Covance and its U.S. subsidiaries as of the Distribution Date will become participants in the Covance ESOP. To the extent permitted under the Covance ESOP, Covance will contribute as of the Distribution Date an amount equal to a portion of each participating employee's annual compensation. Covance may in its discretion from time to time make additional contributions to the Covance ESOP for the benefit of participating employees. The assets of the Covance ESOP will be invested primarily in shares of Covance Common Stock.

  Amounts contributed to the Covance ESOP for the benefit of participating employees will be 100% vested on the earlier of death, disability or the second anniversary of the effective date of the grant. Contributions to the Covance ESOP will not currently be taxable income to the participating employees and will not generally be available to them until termination of employment.

  Covance Restricted Share Plan. Covance has adopted, effective upon the Distributions, the Covance Restricted Share Plan, intended to provide to Covance's foreign national employees in its non-U.S. locations who otherwise are ineligible to participate in the Covance ESOP and to domestic employees whose participation therein is subject to limitations imposed by ERISA benefits similar to the Covance ESOP. To the extent permitted under the plan, Covance will award to participating employees shares of Covance Common Stock as of the Distribution Date, the market value of which shall equal a portion of such employee's annual compensation. Covance may in its discretion from time to time make additional awards to participating employees. Shares of Covance Common Stock awarded to participating employees will be 100% vested on the earlier of death, disability or the second anniversary of the date of each grant.

  Covance Stock Purchase Plan. Covance has adopted, effective upon the Distributions, the Covance Stock Purchase Plan (the "Covance Stock Purchase Plan") pursuant to which Covance may make available for sale to employees shares of its Common Stock at a price equal to 85% of the market value on the first or last day of each calendar quarter, whichever is lower.

  The Covance Stock Purchase Plan, which will be administered by the Covance Compensation Committee, is designed to give eligible employees (generally, employees of Covance and its U.S. subsidiaries) the opportunity to purchase shares of Covance Common Stock through payroll deductions up to 10% of compensation in a series of quarterly offerings commencing January 1, 1997, and ending no later than December 31, 2006.

  Any eligible employee may elect to participate in the Covance Stock Purchase Plan on a quarterly basis and may terminate his payroll deduction at any time or increase or reduce prospectively the amount of his deduction at the beginning of any calendar quarter. At the end of each calendar quarter, a participating employee will purchase shares of Covance Common Stock with the funds deducted. The number of shares purchased will be a number determined by dividing the amount withheld by the lower of 85% of the closing price of a share of Covance Common Stock as reported in The Wall Street Journal on the first or last business day of the particular calendar quarter. An employee will have no interest in any shares of Covance Common Stock until such shares are actually purchased by him.

  Under the Covance Stock Purchase Plan, the maximum number of shares of Covance Common Stock which may be purchased by eligible employees will be 1,000,000, subject to adjustment in the case of changes in the capital stock of Covance resulting from any recapitalization, stock dividend, stock split or any other increase or decrease effected without receipt of consideration by Covance or a merger or consolidation in which Covance is the surviving corporation.

  The Covance Stock Purchase Plan has a term of ten years and no shares of Covance Common Stock may be offered for sale or sold under the Covance Stock Purchase Plan after the tenth anniversary of the effective date. The Covance Board is authorized to terminate or amend the Covance Stock Purchase Plan, except that it may not increase the number of shares of Covance Common Stock available thereunder, decrease the price at which such shares may be offered for sale or extend the term of the Covance Stock Purchase Plan without the approval of the holders of a majority of the shares of the capital stock of Covance cast at a meeting at which such matter is considered.

  Employment Agreements; Severance and Change in Control Arrangements. It is anticipated that Mr. Kuebler will enter into an employment agreement with Covance. The agreement will expire on or before the third anniversary of the Distribution Date. The agreement will include provisions for an annual salary of no less than $450,000, with increases subject to the discretion of the Covance Board; annual target participation in the Variable Compensation Plan of Covance in amounts no less than 65% of annual salary in effect at the time performance goals are established; and severance payments following a termination or a change in control in accordance with the severance policy described below, except that Mr. Kuebler will receive three times his base annual salary and three times his annual award of variable compensation in the event of termination for reasons other than cause.

  On or before the Distribution Date, Covance will adopt a severance policy pursuant to which it will provide to each executive officer, including the named executive officers, compensation equal to two times the executive officer's base annual salary at the annual rate in effect on the date of termination and two times the annual award of variable compensation at the most recent target level in the event that such executive officer has been terminated for reasons other than cause. Such executive officer will also be entitled to participate in Covance's health and benefits plans (to the extent permitted by the administrative provisions of such plans and applicable federal and state law) for a period of up to two years or until such officer is covered by a successor employer's benefit plans, whichever first occurs. Pursuant to such policy, Covance will also provide to each executive officer upon the termination of employment by Covance other than for cause following a change in control of Covance compensation equal to three times base annual salary in effect on the termination date and three times the annual variable compensation at the most recent target level and such officer will be entitled to participate in Covance's health and benefits plans for a period of up to three years. A "change in control" is defined in the policy to include the following: the acquisition by a person of 20% or more of the voting stock of Covance; as a result of a contested election a majority of the Covance Board members are different than the individuals who served on Covance's Board in the two years prior to such contested election; or approval by Covance's shareholders of a merger or consolidation in which Covance is not the survivor thereof, or a sale or disposition of all or substantially all of Covance's assets or a plan of partial or complete liquidation.

                        SECURITY OWNERSHIP BY CERTAIN
                 BENEFICIAL OWNERS AND MANAGEMENT OF COVANCE


  All of the outstanding shares of Covance Common Stock are currently held by Quest Diagnostics. The following table sets forth the number of shares of Covance Common Stock that are projected to be beneficially owned after the Covance Spin-Off Distribution by the directors, by the named executive officers and by all directors and executive officers of Covance as a group. The projections are based on the number of shares of Corning Common Stock held by such persons and such group as of September 30, 1996 (excluding Career Shares that will be forfeited prior to the Distribution Date and Corning Common Stock held in the Covance Retirement Savings Plan and the Corning Investment Plans) and on the number of options to acquire Corning Common Stock held as of such date and exercisable within 60 days thereof. With respect to the shares of Covance Common Stock, the number reflects the distribution ratio of one share of Covance Common Stock for every four shares of Corning Common Stock and with respect to options the number reflects the actual number of shares of Corning Common Stock subject to options. The stock options held by the directors and executive officers of Covance will not affect the security ownership of Covance unless (i) such options are exercised prior to the Record Date and the underlying shares of Corning Common Stock are held on the Record Date or (ii) such options are converted into options to purchase shares of Covance Common Stock.


                                  Number of Shares             Number of
Name                           Beneficially Owned (1)     Exercisable Options
---------------------------     -----------------------    -------------------
Richard J. Andrews                                                4,000
Robert M. Baylis                                                      0
Van C. Campbell                                                 132,457
Christopher A. Kuebler                                           20,000
Kim D. Lamon                                                     10,000
Irwin Lerner                                                          0
J. Randall MacDonald                                                  0
Nigel Morris                                                          0
William C. Ughetta                                               44,000
James D. Utterback                                               10,000
Michael Wokasch                                                   4,000

All Directors and Executive
 Officers as a Group                                            227,957


-------------
(1) Does not include      shares owned by the spouses and minor children of
    certain executive officers and directors as to which such officers and directors disclaim beneficial ownership.

                     DESCRIPTION OF COVANCE CAPITAL STOCK

General

  The following is a brief summary of certain provisions of the Covance Certificate, as the restated certificate of incorporation will be amended immediately prior to the Covance Spin-Off Distribution, and does not relate to or give effect to provisions of statutory or other law except as specifically stated. The Covance Certificate authorizes the issuance of 140,000,000 shares of Covance Common Stock. Approximately 56,903,469 shares of Covance Common Stock are expected to be outstanding immediately following the Covance Spin-Off Distribution. The rights of holders of shares of Covance Common Stock are governed by the Covance Certificate, the Covance By-Laws and by the DGCL.

Voting Rights

  Subject to the voting of any shares of Covance Series Preferred Stock (as defined below) that may be outstanding, voting power is vested in the Covance Common Stock, each share having one vote.

Preemptive Rights

  The Covance Certificate provides that no holder of shares of Covance Common Stock or Covance Series Preferred Stock shall have any preemptive rights except as the Covance Board may determine from time to time. No such rights have been granted by the Covance Board.

Covance Common Stock

  Liquidation Rights. Subject to the preferential rights of any outstanding Covance Series Preferred Stock, in the event of any liquidation of Covance, holders of shares of Covance Common Stock then outstanding are entitled to share ratably in the assets of Covance available for distribution to such holders.

   Dividend Policy. Subject to any preferential rights of any outstanding preferred securities of Covance, such dividends as may be determined by the Covance Board may be declared and paid on the shares of Covance Common Stock from time to time out of any funds legally available therefor. Covance has no present intention to declare dividends for the foreseeable future. It is currently contemplated that, following the Distributions, Covance will not pay cash dividends in the foreseeable future, but will retain earnings to provide funds for the operation and expansion of its business. Dividend decisions will be based upon a number of factors, including the operating results and financial requirements of Covance and such other considerations as the Covance Board deems relevant. In addition, other than with respect to stock dividends, and certain purchases, repurchases or other distributions made pursuant to the Benefits Plans and the Rights Plan (each as defined in the Covance Credit Facility) the Covance Credit Facility prohibits Covance from paying cash dividends on the Covance Common Stock during a Default or an Event of Default or if after giving effect to the payment of such dividends Covance would not be in compliance with the financial covenants contained therein. See "Risk Factors--Risks Relating to Covance--Absence of Dividends" and "Description of Certain Indebtedness of Covance."

   Other Provisions. The shares of Covance Common Stock have no redemption, sinking fund or conversion privileges applicable thereto and holders of shares of Covance Common Stock are not liable to assessments or to further call.

   Listing and Trading. Prior to the Distributions, there has been no public trading market for the Covance Common Stock although a "when issued" market is expected to develop prior to the Distribution Date. Application will be made to list the Covance Common Stock on the NYSE, subject to official notice of the Distributions, under the trading symbol "CVD". Prices at which Covance Common Stock may trade prior to the Distributions on a "when-issued" basis or after the Distributions cannot be predicted. Until shares of the Covance Common Stock are fully distributed and an orderly market develops, the prices at which trading in such stock occurs may fluctuate significantly. The prices at which Covance Common Stock will trade will be determined by the marketplace and may be influenced by many factors, including, among others, the depth and liquidity of the market for Covance Common Stock, investor perceptions of Covance, the contract research business, and general economic and market conditions. Covance initially will have approximately 18,000 stockholders of record, based on the expected number of holders of Quest Diagnostics Common Stock immediately following the Quest Diagnostics Spin-Off

Distribution. The Transfer Agent and Registrar for the Covance Common Stock will be Harris Trust and Savings Bank. For certain information regarding options to purchase Covance Common Stock that may become outstanding after the Distributions, see "Management of Covance."

Covance Series Preferred Stock

  The Covance Certificate authorizes the issuance of up to 10,000,000 shares of Covance Series Preferred Stock, par value $1.00 per share (the "Covance Series Preferred Stock"). The Covance Board has the authority to issue such shares from time to time, without stockholder approval, and to determine the designations, preferences, rights, including voting rights, and restrictions of such shares, subject to the DGCL. Pursuant to this authority, the Covance Board has designated 1,000,000 shares of Covance Series Preferred Stock as Covance Series A Preferred Stock. No other class of Covance Series Preferred Stock has been designated by the Covance Board.

Preferred Share Purchase Rights

  Attached to each share of Covance Common Stock is one right ("Covance Right"), which entitles the registered holder to purchase from Covance one one-hundredth of a share of Covance Series A Preferred Stock at a price of $100 per one-hundredth of a share of Covance Series A Preferred Stock (the "Exercise Price"), subject to adjustment. The Covance Rights expire on December 31, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Covance Rights are earlier exercised.

   The Covance Rights represented by the certificates for shares of Covance Common Stock are not exercisable, and are not transferable apart from the shares of Covance Common Stock, until the earlier of (1) ten days following the public announcement by Covance or an Acquiring Person (as defined below) that a person or group has acquired beneficial ownership of 20% or more of the shares of Covance Common Stock (an "Acquiring Person") or (2) ten business days (or such later date as the Covance Board may determine prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the commencement or first public announcement of an intention to make a tender or exchange offer that would result in a person or group beneficially owning 20% or more of the shares of Covance Common Stock (the earlier of such dates being called the "Rights Distribution Date"). The Covance Board has the authority to determine that a person that has inadvertently acquired beneficial ownership of 20% of the shares of Covance Common Stock is not an Acquiring Person if such person promptly reduces its ownership interest to below 20%. Separate certificates for the Covance Rights will be mailed to holders of record of the shares of Covance Common Stock as of such date. The Covance Rights could then begin trading separately from the shares of Covance Common Stock.

   Generally, in the event that a person or group becomes an Acquiring Person, each Covance Right (other than the Covance Rights owned by the Acquiring Person and certain affiliated persons) will thereafter entitle the holder to receive, upon exercise of the Covance Right, shares of Covance Common Stock having a value equal to two times the Exercise Price of the Covance Right. In the event that a person or group becomes an Acquiring Person (but prior to such time as such person or group beneficially owns 50% or more of the outstanding shares of Covance Common Stock), the Covance Board may exchange each Covance Right and each one one-hundredth of a share of Covance Series A Preferred Stock (other than Covance Rights and Covance Series A Preferred Stock owned by the Acquiring Person and certain affiliated persons) for one share of Covance Common Stock. In the event that Covance is acquired in a merger, consolidation, or other business combination transaction or more than 50% of Covance's assets, cash flow or earning power is sold or transferred, each Covance Right (other than the Covance Rights owned by an Acquiring Person and certain affiliated persons) will thereafter entitle the holder thereof to receive, upon the exercise of the Covance Right, common stock of the acquiring corporation having a value equal to two times the Exercise Price of the Covance Right.

   The Covance Rights are redeemable in whole, but not in part, at $.01 per Covance Right at any time prior to any person or group becoming an Acquiring Person. The right to exercise the Covance Rights terminates at the time that the Covance Board elects to redeem the Covance Rights. Notice of redemption shall be given by mailing such notice to the registered holders of the Covance Rights. At no time will the Covance Rights have any voting rights. The Covance Rights Agent is Harris Trust and Savings Bank (the "Covance Rights Agent").

   The exercise price payable, and the number of shares of Covance Series A Preferred Stock or other securities or property issuable, upon exercise of the Covance Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Covance Series A Preferred Stock, (ii) upon the grant to holders of the shares of Covance Series A Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Covance Series A Preferred Stock at a price, or securities convertible into shares of Covance Series A Preferred Stock with a conversion price, less than the then current market price of the shares of Covance Series A Preferred Stock or (iii) upon the distribution to holders of the shares of Covance Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Covance Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

   The number of outstanding Covance Rights and the number of one one-hundredths of a share of Covance Series A Preferred Stock issuable upon exercise of each Covance Right are also subject to adjustment in the event of a stock split of, or stock dividend on, or subdivision, consolidation or combination of, the shares of Covance Common Stock prior to the Covance Rights Distribution Date. With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% in such exercise price.

   Upon exercise of the Covance Rights, no fractional shares of Covance Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share, which may, at the election of Covance, be evidenced by depository receipts) and in lieu thereof an adjustment in cash will be made.

   The Covance Rights have certain antitakeover effects. The Covance Rights may cause substantial dilution for a person or group that attempts to acquire Covance on terms not approved by the Covance Board, except pursuant to an offer conditioned on a substantial number of Covance Rights being acquired. The Covance Rights should not interfere with any merger or other business combination approved by the Covance Board since the Covance Rights may be redeemed by Covance at $.01 per Covance Right prior to the acquisition by a person or group of beneficial ownership of 20% or more of the shares of Covance Common Stock.

   The shares of Covance Series A Preferred Stock purchasable upon exercise of the Covance Rights will rank junior to all other series of Covance's preferred stock or any similar stock that specifically provides that they shall rank prior to the shares of Covance Series A Preferred Stock. The shares of Covance Series A Preferred Stock will be nonredeemable. Each share of Covance Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend of $1 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Covance Common Stock. In the event of liquidation, the holders of the shares of Covance Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $1 per share, but will be entitled to an aggregate payment of 100 times the payment made per share on shares of Covance Common Stock. Each share of Covance Series A Preferred Stock will have 100 votes, voting together with the shares of Covance Common Stock. In the event of any merger, consolidation or other transaction in which shares of Covance Common Stock are exchanged, each share of Covance Series A Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Covance Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Covance Series A Preferred Stock's dividend, liquidation and voting rights, the value of the interest in a share of Covance Series A Preferred Stock purchasable upon the exercise of each Covance Right approximates the value of one share of Covance Common Stock.

   The foregoing description of the Covance Rights does not purport to be complete and is qualified in its entirety by reference to the description of the Covance Rights contained in the Covance Rights Agreement, dated as of December 31, 1996 between Covance and the Covance Rights Agent, which agreement has been filed as an exhibit to Covance's registration statement on Form 10 (the "Covance Form 10") that Covance has filed with the Commission. Prior to the Covance Rights Distribution Date, the Covance Rights Agreement may be amended in any respect. After the Covance Rights Distribution Date, the Covance Rights Agreement may be amended in any respect that does not adversely affect the Covance Rights holders.

Restrictions on Transfer

  Shares of the Covance Common Stock distributed to Quest Diagnostics stockholders will be freely transferable, except for shares received by any persons who may be deemed to be "affiliates" of Covance as that term is defined in Rule 144 promulgated under the Securities Act, which shares will remain subject to the resale limitations of Rule 144. Persons who may be deemed to be affiliates of Covance after the Covance Spin-off Distribution generally include individuals or entities that control, are controlled by, or are under common control with Covance and may include certain officers and directors of Covance as well as principal stockholders of Covance. Persons who are affiliates of Covance will be permitted to sell their shares of Covance only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption provided by Section 4(1) of the Securities Act or Rule 144 thereunder. The Section 4(1) exemption allows the sale of unregistered shares by a person who is not an issuer, an underwriter or a dealer. Rule 144 provides persons who are not issuers with objective standards for selling restricted securities and securities held by affiliates without registration. The rule requires (1) current public information be available concerning the issuer; (2) volume limitations be placed on sales during any three-month period; and (3) compliance with certain manner of sale restrictions. The amount of Covance Common Stock which could be sold under Rule 144 during a three-month period cannot exceed the greater of (1) 1% of the outstanding shares of Covance Common Stock, or (2) the average weekly trading volume for the shares for a four-week period prior to the date that notice of the sale is filed with the Commission.

          ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE COVANCE
                   CERTIFICATE OF INCORPORATION AND BY-LAWS

General

  In addition to the Covance Rights, the Covance Certificate and the Covance By-Laws contain other provisions that may discourage a third-party from seeking to acquire Covance, or to commence a proxy contest or other takeover-related action. These provisions, which are in all material respects identical to the provisions contained in the certificate of incorporation and By-Laws of Corning, are intended to enhance the likelihood of continuity and stability in the composition of the Covance Board and in the policies formulated by the Covance Board and to discourage certain types of transactions that may involve an actual or threatened change of control of Covance. These provisions are designed to reduce the vulnerability of Covance to an unsolicited acquisition proposal and also to discourage certain tactics that may be used in proxy fights. Because such provisions could have the effect of discouraging potential acquisition proposals, they may consequently inhibit fluctuations in the market price of Covance Common Stock which could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of Covance. See "Risk Factors--Risks Relating to Covance--Certain Antitakeover Effects."

Board of Directors

  The Covance Certificate provides that, effective as of the Covance Spin-Off Distribution, the Covance Board is divided into three classes, with the classes to be nearly as equal as possible. One class has a term expiring at the 1998 annual meeting of stockholders of Covance; the second class has a term expiring at the 1999 annual meeting of stockholders of Covance; and the third class has a term expiring at the 2000 annual meeting of stockholders of Covance. At each annual meeting of stockholders, one class of the Covance Board will be elected for a three-year term. The classification of directors has the effect of making it more difficult to change the composition of the Covance Board. At least two annual meetings of stockholders, instead of one, generally will be required to effect a change in the majority of the Covance Board. The Covance Board believes that the longer time required to elect a majority of a classified board will help ensure the continuity and stability of Covance's management and policies, because in most cases a majority of the directors at any given time will have had prior experience as directors of Covance.

   Under the DGCL, unless the certificate of incorporation otherwise provides, a director on a classified board may only be removed by the stockholders for cause. The Covance Certificate provides that a director of Covance is only removable by the stockholders for cause. The Covance Certificate limits the number of directors to twelve and requires that any vacancies on the Covance Board be filled only by a majority of the entire Covance Board. The provisions of the DGCL and the Covance Certificate relating to the removal of directors and the filling of vacancies on the Covance Board preclude a third-party from removing incumbent directors without cause and simultaneously gaining control of the Covance Board by filling, with its own nominees, the vacancies created by removal. These provisions also reduce the power of stockholders generally, even those with a majority voting power in Covance, to remove incumbent directors and to fill vacancies on the Covance Board without the support of the incumbent directors.

Stockholder Action and Special Meetings

  The Covance Certificate provides that all stockholder actions to be effected by written consent and not a duly called meeting must be effected by the unanimous written consent of all stockholders entitled to consent thereto.

This provision reduces the power of the Covance stockholders and precludes a stockholder of Covance from conducting any form of consent solicitation. The Covance Certificate also does not permit stockholders of Covance to call special meetings of stockholders.

Advance Notice Requirements for Stockholder Proposals and Director
Nominations

  The Covance By-Laws contain an advance notice procedure with respect to the nomination, other than by or at the direction of the Covance Board or a committee thereof, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. Delivery of a notice with the required information must be delivered to the Secretary of Covance not later than 60 days nor more than 90 days prior to the date of the stockholders' meeting at which the nomination or other proposal is to be considered. No matters can be considered at special meetings of the stockholders other than such matters as are set forth in the notice of meeting. Although the notice provisions do not give the Covance Board any power to approve or disapprove stockholder nominations or proposals for action by Covance, they may have the effect of (i) precluding a contest for the election of directors or the consideration of stockholder proposals if the procedures established by the Covance By-Laws are not followed and (ii) discouraging or deterring any third-party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposals, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Covance and its stockholders. The purpose of requiring advance notice is to afford the Covance Board an opportunity to consider the qualifications of the proposed nominees or the merits of other stockholder proposals and, to the extent deemed necessary or desirable by the Covance Board, to inform stockholders about those matters.

Business Combinations with Interested Stockholders

  Paragraph 6 of the Covance Certificate (the "Fair Price Amendment") requires the approval by the holders of at least 80% of the voting power of the outstanding capital stock of Covance entitled to vote generally in the election of directors (the "Covance Voting Stock") as a condition for mergers and certain other Business Combinations (as defined below) with any beneficial owner of more than 10% of such voting power (an "Interested Stockholder") unless (i) the transaction is approved by at least a majority of the Continuing Directors (as defined below) or (ii) certain minimum price, form of consideration and procedural requirements are met.

   An Interested Stockholder, in general, is defined as any person or group who is, or was at any time within the two-year period immediately prior to the date in question, the beneficial owner of more than 10% of the voting power of the Covance Voting Stock. The term "beneficial owner" includes persons directly or indirectly owning or having the right to acquire or vote the shares. In certain circumstances, an Interested Stockholder could include persons or entities affiliated or associated with the Interested Stockholder.

   A Business Combination generally includes the following transactions: (i) a merger or consolidation of Covance or any subsidiary with an Interested Stockholder; (ii) the sale or other disposition by Covance or a subsidiary of assets having an aggregate fair market value of $20,000,000 or more if an Interested Stockholder is a party to the transaction; (iii) the issuance or transfer of stock or other securities of Covance or of a subsidiary to an Interested Stockholder in exchange for cash or property (including stock or other securities) having an aggregate fair market value of $20,000,000 or more; (iv) the adoption of any plan or proposal for the liquidation or dissolution of Covance proposed by or on behalf of an Interested Stockholder;
(v) any reclassification of securities, recapitalization, merger or consolidation with a subsidiary or other transaction which has the effect, directly or indirectly, of increasing the percentage of the outstanding stock of any class of Covance or a subsidiary owned by an Interested Stockholder; or (vi) any agreement, contract or other arrangement providing for any one or more of the foregoing actions.

   A Continuing Director is in general (i) any member of the Covance Board who is not an Interested Stockholder or affiliated or associated with an Interested Stockholder and was a director of Covance prior to the time the Interested Stockholder became an Interested Stockholder and any successor to such a Continuing Director who is not affiliated or associated with an Interested Stockholder and was recommended or elected by a majority of the Continuing Directors then on the Covance Board, or (ii) any person who was a director of Covance as of the Distribution Date and any successor thereto who was recommended or elected by a majority of the Continuing Directors then on the Covance Board. It is possible that the approval of a majority of the Continuing Directors could be obtained in circumstances where the Continuing Directors constitute less than a quorum of the entire Covance Board.

   The 80% affirmative stockholder vote would not be required if the Business Combination in question had been approved by a majority of the Continuing Directors or if all the minimum price, form of consideration and procedural requirements described below are satisfied.

   Minimum Price and Form of Consideration Requirements. In a Business Combination involving cash or other consideration being paid to Covance's stockholders, the consideration required, in the case of each class of Covance Voting Stock, would be either cash or the same type of consideration used by the Interested Stockholder in acquiring the largest portion of its shares of that class of Covance Voting Stock prior to the first public announcement of the proposed Business Combination. In addition, such consideration would be required to meet the minimum price requirements described below.

   In the case of payments to holders of Covance Common Stock, the fair market value per share of such payments would be at least equal in value to the higher of (i) the highest per share price paid by the Interested Stockholder in acquiring any shares of Covance Common Stock during the two years prior to the first public announcement of the proposed Business Combination (the "Announcement Date") or in the transaction in which it became an Interested Stockholder, whichever is higher, and (ii) the fair market value per share of Covance Common Stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder, whichever is higher.

   In the case of payments to holders of any series of voting Covance Series Preferred Stock, if any, the fair market value per share of such payments would have to be at least equal to the higher of (i) the price per share determined with respect to shares of such series in the same manner as described in the preceding paragraph with respect to shares of Covance Common Stock and (ii) the highest preferential amount per share to which the holders of such series of Covance Series Preferred Stock are entitled in the event of a voluntary or involuntary liquidation of Covance.

   If the transaction does not involve any cash or other property being received by any of the other stockholders, such as a sale of assets or an issuance of Covance's securities to an Interested Stockholder, then the minimum price, form of consideration and procedural requirements would not apply, but an 80% vote of stockholders would still be required unless the transaction was approved by a majority of the Continuing Directors.

   Procedural Requirements. An 80% stockholder vote would be required to authorize a Business Combination with an Interested Stockholder if Covance, after the Interested Stockholder became an Interested Stockholder, had failed to pay full quarterly dividends on its Preferred Stock, if any, or reduced the rate of dividends paid on its Common Stock, unless such failure or reduction was approved by a majority of the Continuing Directors.

   An 80% stockholder vote to authorize a Business Combination with an Interested Stockholder would also be required if the Interested Stockholder had acquired any additional shares of the Covance Voting Stock, directly from Covance or otherwise, in any transaction subsequent to the transaction pursuant to which it became an Interested Stockholder.

   The receipt by the Interested Stockholder at any time after it became an Interested Stockholder, whether in connection with the proposed Business Combination or otherwise, of the benefit of any loans or other financial assistance or tax advantages provided by Covance (other than proportionately as a stockholder) would also trigger the 80% stockholder vote requirement to authorize a Business Combination with an Interested Stockholder (unless the Business Combination was approved by a majority of the Continuing Directors).

   In summary, none of the minimum price, form of consideration or procedural requirements described above would apply in the case of a Business Combination approved by a majority of the Continuing Directors. In the absence of such approval, all of such requirements would have to be satisfied to avoid the 80% stockholder vote requirements.

Amendment of the Covance Certificate

  Amendment or repeal of the provisions of the Covance Certificate described above or the adoption of any provision inconsistent therewith would require the affirmative vote of at least 80% of the Covance Voting Stock unless the proposed amendment or repeal or the adoption of the inconsistent provisions are approved by two-thirds of the entire Covance Board and a majority of the Continuing Directors.

Antitakeover Statutes

  Section 203 of the DGCL prohibits transactions between a Delaware corporation and an "interested stockholder," which is defined therein as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it becomes an interested stockholder, or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 662/3% of the votes entitled to be cast by disinterested stockholders at an annual or special meeting. The Covance Certificate and the Covance By-Laws do not exclude Covance from the restrictions imposed under Section 203 of the DGCL.

Tax Sharing and Indemnification Agreements


  The corporate tax liability which potentially could arise from an acquisition of shares of Covance capital stock or assets of Covance for a period of time following the Covance Spin-Off Distribution, together with the related indemnification arrangements contained in the Tax Sharing and Spin-Off Tax Indemnification Agreements, could have an antitakeover effect on the acquisition of control of Covance. See "The Relationship Among Corning, Quest Diagnostics and Covance After the Distributions--Tax Sharing Agreement" and "The Relationship Among Corning, Quest Diagnostics and Covance After the Distributions--Spin-Off Tax Indemnification Agreements."

                DESCRIPTION OF CERTAIN INDEBTEDNESS OF COVANCE

  Covance is currently negotiating with several banks and financial institutions (the "Covance Lenders") for a five year $250,000,000 Senior Revolving Credit Facility (the "Covance Credit Facility") to be entered into prior to the Covance Spin-Off Distribution, with the Covance Lenders, NationsBank N.A. ("NationsBank"), as administrative agent, and Wachovia Bank of Georgia, N.A., as syndication agent (collectively, the "Agents"). A copy of the proposed form of the Covance Credit Facility will be filed as an exhibit to the Covance Form 10. This summary of the terms and conditions of the Covance Credit Facility does not purport to be complete and is qualified in its entirety by reference to such proposed form, including the definitions contained therein.

  The Covance Credit Facility will be guaranteed by certain material U.S. subsidiaries (i.e., U.S. subsidiaries whose assets represent individually at least 5% of the total assets of Covance and its subsidiaries) and, in certain circumstances, other subsidiaries. Additionally, the Covance Credit Facility will be secured by 65% of the voting stock of each of the material (and, in certain circumstances, other) first-tier foreign subsidiaries, and by intercompany notes evidencing loans made by U.S. material subsidiaries to U.S. non-material subsidiaries of Covance. The proceeds of the Covance Credit Facility will be used to effect the Covance Spin-Off Distribution (including
(i) the refinancing of certain intercompany indebtedness and taxes owed to Corning of approximately $150 million to $160 million and (ii) the payment of approximately $5.0 million in transaction costs), and to provide financing for Covance's and its subsidiaries' working capital needs (including the issuance by NationsBank letters of credit not to exceed $25 million), capital expenditures, acquisitions and other lawful corporate purposes.

  Covance may borrow U.S. Dollars, British Pounds Sterling, German Deutschmarks, Swiss Francs or Japanese Yen under the Covance Credit Facility until the fifth anniversary thereof, at which time all outstanding loans and other amounts must be paid in full. Covance may prepay the loans under the Covance Credit Facility in whole or in part (subject to reimbursement of breakage costs associated with loans based on the Eurocurrency Rate, as defined below) and may permanently reduce or terminate the Covance Lenders' commitments.

Interest

         Under the Covance Credit Facility, Covance may choose to obtain "Revolving Loans," "Competitive Bid Loans" or "Swing Line Loans." A Revolving Loan bears interest, at Covance's option, at either (i) the "Base Rate" (defined as the higher of (a) the NationsBank prime rate and (b) the federal funds rate plus .50%), payable quarterly, or (ii) the "Eurocurrency Rate" plus the "Applicable Percentage", payable at the end of each one, two, three or six month interest period selected by Covance (and also quarterly, in the case of a six month interest period). The Eurocurrency Rate is the average rate per annum appearing on Telerate Page 3750 (or any successor page, or if not published on Telerate Page 3750 then the rate or the arithmetic mean of any rates per annum specified on Reuters Screen LIBO page) for deposits in U.S. Dollars or any other applicable currency two business days prior to the first day of any applicable interest period for a term comparable to such interest period, as adjusted for reserve requirements. The Applicable Percentage is a percentage per annum, which will be .25% until the fifth business day following March 31, 1997 and thereafter will be determined quarterly (and depending on such determination, may vary between .17% and .45%) based, at Covance's option, upon either (i) the lowest debt rating as of each quarterly calculation date announced by Standard & Poor's Ratings Group or Moody's Investors Service, Inc., as the case may be, for any class of long-term senior unsecured debt issued by the Covance or (ii) Covance's Leverage Ratio as defined below (as adjusted). A Competitive Bid Loan bears interest, at Covance's option, at either (i) a fixed rate offered by a Covance Lender and accepted by Covance, payable at the end of the interest period selected by Covance, which interest period may not exceed 180 days (and also quarterly, in the case of a period longer than three months), or (ii) the Eurocurrency Rate plus the margin offered by such Covance Lender and accepted by Covance, payable at the end of each one, two, three or six month interest period selected by Covance (and also, quarterly in the case of a six month interest period). Swing Line Loans (made by NationsBank and limited to $10,000,000) may at Covance's option, bear interest at either (i) the Base Rate, payable quarterly or (ii) a rate quoted by NationsBank as the "Quoted Rate", payable at the end of the interest period selected by Covance (and also quarterly, in the case of an interest period greater than three months).

Fees

  Covance will pay quarterly as a percentage of the aggregate amount of letters of credit issued and outstanding (a) an issuing lender fee of 1/8% and (b) a letter of credit fee of .25% until the fifth business day following March

31, 1997 and thereafter at a rate equal to the Applicable Percentage, ranging between .17% and .45%. Covance will also pay quarterly, based on the aggregate amount of commitments under the Covance Credit Facility, a facility fee of .125% until the fifth business day following March 31, 1997 and thereafter at a rate equal to the Applicable Percentage, ranging between .08% and .20%.

Covenants

     The Covance Credit Facility will contain covenants which place restrictions on Covance and/or the guarantors (subject to certain exceptions), including with respect to (i) the incurrence of additional indebtedness, (ii) the incurrence of additional liens, (iii) material changes in the nature of the business of Covance or the guarantors, (iv) mergers and consolidations, (v) entry into certain sale/leaseback transactions, (vi) investments and (vii) the payment of dividends.

   Covance will be required to maintain, for each fiscal quarter, (i) a minimum ratio for the 12 month period ending with such fiscal quarter (the "Fixed Charge Coverage Ratio") of (A) EBIT plus all rent expense payable under operating leases to (B) Interest Expense plus such rent expense, of 2.0 to 1.0 until December 31, 1997, and 2.25 to 1.0 thereafter and (ii) a maximum ratio (the "Leverage Ratio") of Funded Debt, as of the end of such fiscal quarter, to EBITDA for the 12 month period ending with such fiscal quarter, of 3.30 to 1.0 until March 31, 1997, 3.25 to 1.0 until September 30, 1997,
3.0 to 1.0 until March 31, 1998 and 2.75 to 1.0 thereafter. EBIT is the sum of consolidated net income (net of extraordinary gains and losses, including the one-time restructuring charge associated with the Covance Spin-Off Distribution), and income tax expense and interest expense. Funded Debt means
(i) indebtedness with respect to borrowed money, (ii) purchase money indebtedness, (iii) capital lease obligations, (iv) letter of credit obligations and (v) guarantees. EBITDA is EBIT plus depreciation and amortization expense.

                       LIABILITY AND INDEMNIFICATION OF
                      DIRECTORS AND OFFICERS OF COVANCE

Limitation on Liability of Directors
  Pursuant to authority conferred by Section 102 of the DGCL, Paragraph 11 of the Covance Certificate ("Paragraph 11") eliminates the personal liability of Covance's directors to Covance or its stockholders for monetary damages for breach of fiduciary duty, including without limitation, directors serving on committees of the Covance Board. Directors remain liable for (1) any breach of the duty of loyalty to Covance or its stockholders, (2) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (3) any violation of Section 174 of the DGCL, which proscribes the payment of dividends and stock purchases or redemptions under certain circumstances, and (4) any transaction from which directors derive an improper personal benefit.

Indemnification and Insurance
  In accordance with Section 145 of the DGCL, which provides for the indemnification of directors, officers and employees under certain circumstances, Paragraph 11 grants Covance's directors and officers a right to indemnification for all expenses, liabilities and losses relating to civil, criminal, administrative or investigative proceedings to which they are a party (1) by reason of the fact that they are or were directors and officers of Covance or (2) by reason of the fact that, while they are or were directors or officers of Covance, they are or were serving at the request of Covance as directors or officers of another corporation, partnership, joint venture, trust or enterprise. Paragraph 11 further provides for the mandatory advancement of expenses incurred by officers and directors in defending such proceedings in advance of their final disposition upon delivery to Covance by the indemnitee of an undertaking to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified under Paragraph 11. Covance may not indemnify or make advance payments to any person in connection with proceedings initiated against Covance by such person without the authorization of the Covance Board.

   In addition, Paragraph 11 provides that directors and officers therein described shall be indemnified to the fullest extent permitted by Section 145 of DGCL, or any successor provisions or amendments thereunder. In the event that any such successor provisions or amendments provide indemnification rights broader than permitted prior thereto, Paragraph 11 allows such broader indemnification rights to apply retroactively with respect to any predating alleged action or inaction and also allows the indemnification to continue after an indemnitee has ceased to be a director or officer of Covance and to inure to the benefit of the indemnitee's heirs, executors and administrators.

   Paragraph 11 further provides that the right to indemnification is not exclusive of any other right which any indemnitee may have or thereafter acquire under any statute, the Covance By-Laws, any agreement or vote of stockholders or disinterested directors or otherwise, and allows Covance to indemnify and advance expenses to any person whom the corporation has the power to indemnify under the DGCL or otherwise.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors and officers and controlling persons pursuant to the foregoing provisions, Covance has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   The Covance Certificate authorizes Covance to purchase insurance for directors, officer, employees and agents of Covance and persons who serve at the request of Covance as directors, officers, employees or agents of another corporation against any expense, liability or loss incurred in such capacity, whether or not Covance would have the power to indemnify such persons against such expense or liability under the DGCL. Covance intends to maintain insurance coverage of its officers and directors as well as insurance coverage to reimburse Covance for potential costs of its corporate indemnification of directors and officers.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                       Page
                                                                                                    ---------

FINANCIAL STATEMENTS OF COVANCE INC.
Report of Price Waterhouse LLP--Independent Accountants                                                F-29
Combined Financial Statements:
 Combined Balance Sheets--December 31, 1995 and 1994                                                   F-30
 Combined Statements of Income--Years ended December 31, 1995, 1994 and 1993                           F-31
 Combined Statements of Cash Flows--Years ended December 31, 1995, 1994 and 1993                       F-32
 Combined Statements of Stockholder's Equity--Years ended December 31, 1995, 1994 and 1993             F-33
 Notes to Combined Financial Statements                                                                F-34
 Quarterly Operating Results (unaudited)                                                               F-40
Interim Combined Financial Statements (unaudited):
 Combined Balance Sheets--September 30, 1996 and December 31, 1995                                     F-41
 Combined Statements of Income--Three and Nine Months ended September 30, 1996 and 1995                F-42
 Combined Statements of Cash Flows--Nine Months ended September 30, 1996 and 1995                      F-43
 Notes to Combined Interim Financial Statements                                                        F-44

                      REPORT OF INDEPENDENT ACCOUNTANTS

   To the Boards of Directors and Stockholders of Corning Incorporated and Covance Inc.

   In our opinion, the accompanying combined balance sheets and the related combined statements of income, of cash flows and of stockholder's equity appearing on pages F-30 through F-40 present fairly, in all material respects, the financial position of Covance Inc. and its subsidiaries (an indirect wholly-owned business of Corning Incorporated) at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Price Waterhouse LLP
New York, NY
July 29, 1996

The accompanying notes are an integral part of these statements.

                        COVANCE INC. AND SUBSIDIARIES
         (an indirect wholly-owned business of Corning Incorporated)
                           COMBINED BALANCE SHEETS
                          DECEMBER 31, 1995 AND 1994


(Amounts in thousands)                               1995        1994
                                                  ----------- -----------
Assets
Current Assets:
  Cash and cash equivalents                        $  8,068    $  6,176
  Accounts receivable, net                           78,968      66,781
  Unbilled services                                  18,217      13,194
  Inventory                                          14,004      10,729
  Deferred income taxes                              11,337      10,033
  Prepaid expenses and other assets                  15,189      11,849
                                                   --------    --------
   Total Current Assets                             145,783     118,762
  Property and equipment, net                       140,708     126,483
  Goodwill, net                                      24,028      15,880
  Other assets                                       11,991      10,867
                                                   --------    --------
   Total Assets                                    $322,510    $271,992
                                                   ========    ========
Liabilities and Stockholder's Equity
Current Liabilities:
  Trade accounts payable                           $ 23,761    $ 16,690
  Accrued payroll and benefits                       20,339      15,775
  Accrued expenses and other liabilities             24,701      16,243
  Unearned revenue                                   41,879      49,135
  Income taxes payable                               16,631       7,958
                                                   --------    --------
   Total Current Liabilities                        127,311     105,801
  Due to Corning Incorporated and affiliates         89,836      75,178
  Deferred income taxes                               6,406       9,605
  Other liabilities                                  16,440      17,500
                                                   --------    --------
   Total Liabilities                                239,993     208,084
                                                   --------    --------
Commitments and Contingent Liabilities
Stockholder's Equity:
  Contributed capital                                30,816      26,528
  Retained earnings                                  48,653      34,656
  Cumulative translation adjustment                   3,048       2,724
                                                   --------    --------
    Total Stockholder's Equity                       82,517      63,908
                                                   --------    --------
    Total Liabilities and Stockholder's Equity     $322,510    $271,992
                                                   ========    ========


  The accompanying notes are an integral part of these financial statements.

                        COVANCE INC. AND SUBSIDIARIES
         (an indirect wholly-owned business of Corning Incorporated)
                        COMBINED STATEMENTS OF INCOME
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


(Amounts in thousands)                                1995        1994        1993
                                                    --------    --------    --------
Net revenues                                        $409,174    $319,501    $289,697
Cost and expenses
 Cost of revenue                                     270,726     213,490     192,783
 Selling, general and administrative expenses         64,201      48,892      42,949
 Restructuring charge                                  4,616          --          --
 Depreciation and amortization                        22,070      18,520      16,984
                                                    --------    --------    --------
   Total                                             361,613     280,902     252,716
                                                    --------    --------    --------
Income from operations                                47,561      38,599      36,981
                                                    --------    --------    --------
Other expense (income)
 Interest expense, net                                 5,269       4,307       4,421
 Foreign exchange (gain) loss                           (784)       (712)        852
                                                    --------    --------    --------
                                                       4,485       3,595       5,273
                                                    --------    --------    --------
Income before taxes and equity investee loss          43,076      35,004      31,708
Taxes on income                                       18,445      14,924      13,506
Equity investee loss                                     405         435       1,391
                                                    --------    --------    --------
Net income                                          $ 24,226    $ 19,645    $ 16,811
                                                    ========    ========    ========

  The accompanying notes are an integral part of these financial statements.

                        COVANCE INC. AND SUBSIDIARIES
         (an indirect wholly-owned business of Corning Incorporated)
                      COMBINED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


(Amounts in thousands)                               1995        1994        1993
                                                   --------    --------    --------
Cash flows from operating activities
Net income                                         $ 24,226    $ 19,645    $ 16,811
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                      22,070      18,520      16,984
  Restructuring reserve, net of cash paid             2,965          --          --
  Deferred income tax provision                      (4,503)     (1,502)     (2,879)
  Related party charges                               3,288       3,504       4,443
  Other                                               1,266       1,375       2,276
Changes in operating assets and liabilities
  Accounts receivable                               (10,082)    (11,706)     (8,814)
  Unbilled services                                  (5,023)      2,058      (1,973)
  Inventory                                          (2,576)       (603)        378
  Accounts payable                                    6,783       4,372        (898)
  Accrued liabilities                                11,669       7,550       3,058
  Unearned revenue                                   (7,556)      2,894       1,607
  Income taxes payable                                8,673         194       4,351
  Other assets and liabilities, net                  (6,094)     (3,369)      5,156
                                                   --------    --------    --------
NET CASH PROVIDED BY OPERATING ACTIVITIES            45,106      42,932      40,500
                                                   --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                              (34,792)    (25,242)    (24,893)
  Acquisition of businesses                         (14,000)    (10,789)         --
  Other, net                                            571      (2,432)        351
                                                   --------    --------    --------
NET CASH USED IN INVESTING ACTIVITIES               (48,221)    (38,463)    (24,542)
                                                   --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Due to Corning Incorporated and affiliates            236      (4,710)     (8,677)
  Acquisition loan from Corning Incorporated         14,000      10,789          --
  Capital contributions                               1,000          --          --
  Dividends paid                                    (10,229)     (9,465)     (8,681)
                                                   --------    --------    --------
NET CASH PROVIDED BY (USED IN) FINANCING
 ACTIVITIES                                           5,007      (3,386)    (17,358)
                                                   --------    --------    --------
NET CHANGE IN CASH AND CASH EQUIVALENTS               1,892       1,083      (1,400)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR          6,176       5,093       6,493
                                                   --------    --------    --------
CASH AND CASH EQUIVALENTS, END OF YEAR             $  8,068    $  6,176    $  5,093
                                                   ========    ========    ========

  The accompanying notes are an integral part of these financial statements.

                        COVANCE INC. AND SUBSIDIARIES
         (an indirect wholly-owned business of Corning Incorporated)
                 COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                                 Cumulative         Total
                                     Contributed    Retained    Translation     Stockholder's
(Amounts in thousands)                 Capital      Earnings     Adjustment        Equity
                                       -------      --------       ------         --------
Balance, December 31, 1992             $18,581      $ 16,346       $2,270         $ 37,197
Net income                                  --        16,811           --           16,811
Dividends paid                              --        (8,681)          --           (8,681)
Capital contribution                     4,443            --           --            4,443
Currency translation adjustment             --            --         (382)            (382)
                                       -------      --------       ------         --------
Balance, December 31, 1993              23,024        24,476        1,888           49,388
Net income                                  --        19,645           --           19,645
Dividends paid                              --        (9,465)          --           (9,465)
Capital contribution                     3,504            --           --            3,504
Currency translation adjustment             --            --          836              836
                                       -------      --------       ------         --------
Balance, December 31, 1994              26,528        34,656        2,724           63,908
Net income                                  --        24,226           --           24,226
Dividends paid                              --       (10,229)          --          (10,229)
Capital contribution                     4,288            --           --            4,288
Currency translation adjustment             --            --          324              324
                                       -------      --------       ------         --------
Balance, December 31, 1995             $30,816      $ 48,653       $3,048         $ 82,517
                                       =======      ========       ======         ========

  The accompanying notes are an integral part of these financial statements.

                        COVANCE INC. AND SUBSIDIARIES
         (an indirect wholly-owned business of Corning Incorporated)
                    NOTES TO COMBINED FINANCIAL STATEMENTS
              (Dollars in thousands, unless otherwise indicated)

1. Organization
   Covance Inc. (formerly Corning Pharmaceutical Services Inc.) and its subsidiaries ("Covance") is a leading contract research organization providing a wide range of integrated product development services on a worldwide basis to the biotechnology, pharmaceutical and medical device industries. In addition, and to a lesser extent, Covance provides services such as health economics for managed care organizations, hospitals and health care provider networks, and early development and laboratory testing services to the chemical, agrochemical and food industries. Covance's operations involve a single industry segment for financial reporting purposes. At the present time, operations are principally focused in the United States and Europe.

   Covance is an indirect wholly-owned business of Corning Incorporated ("Corning"). In May 1996, Corning's Board of Directors approved a plan to distribute to its stockholders on a pro rata basis all of the shares of Covance (the "Covance Spin-Off Distribution"). The result of the plan will be the creation of an independent, publicly-owned (but as yet unnamed) company. Corning has submitted to the Internal Revenue Service a request for a ruling that the Covance Spin-Off Distribution will qualify as a tax free distribution under the Internal Revenue Code of 1986, as amended. The final terms of the Covance Spin-Off Distribution, which are subject to approval by Corning's Board of Directors, will be set forth in a registration statement to be filed with the Securities and Exchange Commission and in an Information Statement to be distributed to Corning's stockholders. The Covance Spin-Off Distribution is expected to occur by the end of 1996.

2. Summary of Significant Accounting Policies


   Basis of Presentation
   The operations of Covance Biotechnology Services Inc. (formerly Corning Bio Inc.), a majority-owned business of Corning which Corning intends to contribute to Covance prior to the Covance Spin-Off Distribution, are included in the accompanying financial statements. Accordingly, the accompanying financial statements present the results of Covance and Covance Biotechnology on a combined basis.


   Principles of Consolidation
   The combined financial statements include the accounts of all entities controlled by Covance, including Covance Biotechnology. All significant intercompany accounts and transactions are eliminated. The equity method of accounting is used for investments in affiliates in which Covance owns between 20 and 50 percent.

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Foreign Currencies
   For subsidiaries outside of the United States that operate in a local currency environment, assets and liabilities are translated to United States dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated in a separate component of stockholder's equity. Transaction gains and losses are included in the determination of income.

   Cash and Cash Equivalents
   Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less at date of purchase and consist principally of amounts temporarily invested in money market funds.

   Financial Instruments
   The fair value of cash, accounts receivable, trade accounts payable and accrued expenses are not materially different than their carrying amounts as reported at December 31, 1995 and 1994.

                        COVANCE INC. AND SUBSIDIARIES
         (an indirect wholly-owned business of Corning Incorporated)
              NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
              (Dollars in thousands, unless otherwise indicated)

   Accounts receivable and unbilled services from Covance customers are concentrated primarily in the pharmaceutical and biotechnology industries. Covance monitors the creditworthiness of its customers to which it grants credit terms in the ordinary course of business. Although Covance customers are concentrated primarily within these two industries, management considers the likelihood of material credit risk exposure as remote. Covance in some cases requires advance payment for a portion of the contract price from its customers upon the signing of a contract for services. Historically, bad debts have been minimal.

   Inventory
   Inventories, which consist principally of supplies, are valued at the lower of cost (first-in, first-out method) or market.

   Property and Equipment
   Property and equipment are recorded at cost. Depreciation and amortization are provided on the straight line method at rates adequate to allocate the cost of the applicable assets over their estimated useful lives, which range in term from three to thirty years.

   Goodwill
   Goodwill (investment costs in excess of the fair value of net tangible assets acquired) is capitalized and amortized over the period expected to be benefited, generally forty years.

   Impairment of Long-Lived Assets
   Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"), was adopted in 1995. Assessments of the recoverability of long-lived assets are conducted when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based upon the ability to recover the asset from the expected future undiscounted cash flows of related operations. The policy on impairment prior to the adoption of SFAS No. 121 was not materially different.

   Revenue Recognition
   Revenue is recognized using the cost-to-cost type of percentage-of-completion method of accounting for services rendered in connection with contractual arrangements, which generally range from a few months to two years. Revenue is recognized as costs are incurred on the basis of the relationship between costs incurred and total estimated costs. Most service contracts may be terminated for a variety of reasons by Covance's customers either immediately or upon notice. The contracts often require payments to Covance to recover costs incurred, including costs to wind down the study and fees earned to date, and in some cases to provide Covance with a portion of the fees or profits that would have been earned under the contract had the contract not been terminated early. Contracts may contain provisions for renegotiation in the event of cost overruns due to changes in the level of work scope. Renegotiated amounts are included in revenue when earned and realization is assured. Provisions for losses to be incurred on contracts are recognized in full in the period in which it is determined that a loss will result from performance of the contractual arrangement.

   Revenue from performing clinical laboratory testing services is recognized as tests are completed. Revenue from other activities is recognized as services are performed or products are shipped.

   Unbilled receivables are recorded for revenue recognized to date that is currently unbillable to the customer pursuant to contractual terms. In general, amounts become billable upon the achievement of milestones or in accordance with predetermined payment schedules. Unbilled receivables are billable to customers within one year from the respective balance sheet date. Unearned revenue is recorded for advance billings to customers for which revenue has not been recognized at a given date.

   Covance routinely subcontracts with independent physician investigators in connection with multi-site clinical trials. Investigator fees are not reflected in revenue or expense since such fees are granted by customers on a "pass-thru basis" without risk or reward to Covance.

                        COVANCE INC. AND SUBSIDIARIES
         (an indirect wholly-owned business of Corning Incorporated)
              NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
              (Dollars in thousands, unless otherwise indicated)

   Costs and Expenses
   Cost of revenue generally includes appropriate amounts necessary to complete the revenue earning process which encompass direct labor and related benefit charges, other direct costs and allocable expenses (including facility charges, indirect labor and information technology costs). Selling, general and administrative expenses primarily consist of administrative payroll and related benefit charges, advertising and promotional expenses, administrative travel and allocable expenses (facility charges and information technology costs). Advertising expense is recognized as incurred.

   Taxes on Income
   Covance uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the temporary differences are expected to reverse. The effect on deferred taxes of a change in enacted tax rates is recognized in income in the period when the change is effective.

3. Property and Equipment
   Property and equipment at December 31, 1995 and 1994 consist of the following:

                                                         1995         1994
                                                       ---------    ---------
Property and equipment at cost:
 Land                                                  $   2,996    $   2,746
 Buildings and improvements                              105,291       94,549
 Equipment                                               101,686       90,117
 Furniture, fixtures & leasehold improvements             39,622       36,393
 Construction-in-progress                                  5,861        6,486
                                                       ---------    ---------
                                                         255,456      230,291
Less: Accumulated depreciation and amortization         (114,748)    (103,808)
                                                       ---------    ---------
Property and equipment                                 $ 140,708    $ 126,483
                                                       =========    =========

   Depreciation and amortization expense aggregated $20.8 million, $17.8 million and $16.5 million for 1995, 1994 and 1993, respectively.

4. Acquisitions and Goodwill
   In April 1994, Covance acquired SciCor S.A., a provider of laboratory testing services domiciled in Switzerland, for total consideration of approximately $10.8 million in a transaction accounted for as a purchase business combination. The goodwill resulting from this transaction aggregated $9.5 million.


   In January 1995, Covance acquired National Packaging Systems, Inc. ("NPS", now known as Covance Pharmaceutical Packaging Services Inc.) for an initial cash payment of $14.0 million in a transaction accounted for as a purchase business combination. The goodwill resulting from this transaction aggregated $9.1 million. In accordance with the terms of the acquisition agreement, Covance is contingently obligated to pay up to an additional $7.0 million in contingent purchase price to former NPS shareholders if NPS achieves certain established earnings targets for the period January 1995 through September 1996.


   Results of operations for these entities have been included in the accompanying financial statements beginning on the respective dates of acquisition. Pro forma information for these entities has not been presented, due to their insignificance to Covance taken as a whole.

   Goodwill associated with these and prior acquisitions aggregated $24.0 million and $15.9 million, net of accumulated amortization of $3.5 million and $2.6 million at December 31, 1995 and 1994, respectively. Amortization expense aggregated $0.9 million, $0.5 million and $0.3 million for 1995, 1994 and 1993, respectively.

                        COVANCE INC. AND SUBSIDIARIES
         (an indirect wholly-owned business of Corning Incorporated)
              NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
              (Dollars in thousands, unless otherwise indicated)

5. Taxes on Income
   Covance has been included in the Federal income tax return filed by Corning. Covance and its subsidiaries have a tax sharing agreement with Corning, pursuant to which they are required to compute their provision for income taxes on a separate return basis and pay to Corning the separate Federal income tax return liability so computed.

   The components of income before taxes and the related provision (benefit) for taxes on income were as follows:

                                          1995     1994      1993
                                        -------   -------   -------
Income before taxes and equity
  investee losses:
 Domestic                               $32,771   $30,928   $29,455
 International                           10,305     4,076     2,253
                                        -------   -------   -------
  Total                                 $43,076   $35,004   $31,708
                                        =======   =======   =======
Federal income taxes:
 Current provision                      $19,118   $12,167   $10,932
 Deferred benefit                        (6,760)   (1,742)   (1,439)
International income taxes:
 Current (benefit) provision               (933)      602      (573)
 Deferred provision                       3,434     1,440     1,612
State and other income taxes:
 Current provision                        3,959     2,868     3,143
 Deferred benefit                          (373)     (411)     (169)
                                        -------   -------   -------
  Total                                 $18,445   $14,924   $13,506
                                        =======   =======   =======

   The differences between the provision for income taxes and income taxes computed using the Federal income tax rate were as follows:

                                          1995     1994      1993
                                        --------  -----------------

Taxes at statutory rate                   35.0%    35.0%     35.0%
State and local taxes, net of Federal
  benefit                                  5.5      4.6       6.1
Impact of international operations        (0.3)     1.7       0.8
Goodwill amortization                      1.1      0.5       0.4
Other, net                                 1.5      0.8       0.3
                                          ----     ----      ----
 Total                                    42.8%    42.6%     42.6%
                                          ====     ====      ====

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1995 and 1994 are as follows:


                                             1995         1994
                                           --------     --------
Current deferred taxes:
 Liabilities not currently deductible      $ 10,356     $  9,823
 Net operating losses                           888           --
 Other                                          538          210
                                           --------     --------
                                             11,782       10,033
 Less: valuation allowance                     (445)          --
                                           --------     --------
 Net                                       $ 11,337     $ 10,033
                                           ========     ========
Noncurrent deferred taxes:
 Property and equipment                    $(12,263)    $(11,894)
 Liabilities not currently deductible         5,857        2,289
                                           --------     --------
  Total                                    $ (6,406)    $ (9,605)
                                           ========     ========

                          COVANCE INC. AND SUBSIDIARIES
         (an indirect wholly-owned business of Corning Incorporated)
              NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
              (Dollars in thousands, unless otherwise indicated)

   Income taxes payable at December 31, 1995 and 1994 consists of Federal income taxes payable to Corning of $17.0 million and $8.7 million, respectively, state and other income taxes payable (receivable) of $1.6 million and $(0.4) million, respectively, and international income taxes receivable of $2.0 million and $0.4 million, respectively. Covance paid income taxes of $16.7 million, $17.0 million and $18.3 million for the years 1995, 1994 and 1993, respectively.

6. Employee Benefit Plans
   Covance has several defined contribution plans covering substantially all of its full-time employees. Contributions to these plans aggregated $4.9 million, $4.2 million and $3.7 million for 1995, 1994 and 1993, respectively.

7. Restructuring Charge
   In 1995, Covance recorded a provision for restructuring charges totaling $4.6 million as a result of management's decision to discontinue certain nonstrategic operations. The restructuring charge included severance costs related to approximately 90 employees, of which approximately 50 had been terminated as of December 31, 1995. The remaining employees were terminated and all other substantive activities to complete the restructuring plan were completed by April 30, 1996. A summary of the restructuring charge is as follows:

                                                    Charges      Reserve
                                                    through    balance at
                                        Original   December     December
                                        Reserve    31, 1995     31, 1995
                                        --------   --------    ----------
Employee termination costs               $1,480     $  539       $  941
Write-off of fixed assets                 1,737        994          743
Costs of exiting leased facilities        1,399        118        1,281
                                         ------     ------       ------
 Total                                   $4,616     $1,651       $2,965
                                         ======     ======       ======

8. Commitments and Contingent Liabilities
   Minimum rental commitments under noncancellable operating leases, primarily real estate and office facilities, in effect at December 31, 1995 are as follows:

Year ended December 31,
1996                        $15,332
1997                        $18,841
1998                        $16,578
1999                        $15,493
2000                        $14,394
2001 and beyond             $31,253

   Operating lease rental expense aggregated $14.1 million, $11.0 million and $9.1 million for 1995, 1994 and 1993, respectively.

   In June 1995, Covance Biotechnology ("lessee") entered into a lease arrangement whereby a custom-designed, fully equipped facility would be constructed for the lessee at a cost of approximately $55 million to perform specialized research and manufacturing activities for biotechnology and pharmaceutical companies. The lessor in this arrangement is a subsidiary of one of the largest banks in the United States. The lease arrangement contains purchase and cancellation options for the lessee at any time during the ten year period covered by the lease arrangement. Although the lease arrangement is cancelable by the lessee at any time throughout the ten year period, an initial lease term of five years, representing management's estimate at the lease inception date of the period in

                        COVANCE INC. AND SUBSIDIARIES
         (an indirect wholly-owned business of Corning Incorporated)
              NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
              (Dollars in thousands, unless otherwise indicated)

which occupancy of the facility is reasonably assured, has been selected for financial reporting purposes. The initial term of the lease will commence on the date of completion of construction of the facility which is currently anticipated by the end of 1996. The annual minimum lease payments are currently estimated at $5.5 million. The lease arrangement will be classified as an operating lease.

A purchase price option has been established at specific dates over the ten year period covered by the lease arrangement. Using current estimates, the purchase price would approximate $54 million at the end of the first year and decreases on an amortizing basis to approximately $37 million at the end of the tenth year.

The cancellation option provisions of the lease arrangement stipulate a residual value guarantee by Covance at specific dates over the ten year period. Sale of the facility is stipulated in the lease arrangement at such time that the lessee exercises the cancellation option provisions. The lessee's residual value guarantee ("Deficiency Payment") is unconditionally payable to the lessor in the event that the lessee terminates the lease arrangement and the sale of the facility results in receipt of sales proceeds by the lessor in an amount less than the lessor's unamortized investment in the lease arrangement. The lessee's maximum Deficiency Payment would approximate $35 million at the end of the first year and decreases to approximately $25 million at the end of the tenth year, assuming that the sales proceeds received by the lessor were zero.

9. Geographic Information

                              United
                              States        Europe
                          -------------- -----------
Net revenue:
 1995                       $286,474       $122,700
 1994                       $242,131       $ 77,370
 1993                       $227,110       $ 62,587
Income from operations:
 1995                       $ 34,799 (1)   $ 12,762
 1994                       $ 32,710       $  5,889
 1993                       $ 32,673       $  4,308
Identifiable assets:
 1995                       $229,720       $ 92,790
 1994                       $202,986       $ 69,006
 1993                       $183,652       $ 46,041

 (1) Excluding the impact of the 1995 restructuring provision totaling $4,616, United States income from operations was $39,415.

10. Related Party Transactions
   Covance participates in Corning's centralized treasury and cash management processes. For domestic operations, cash received from operations is generally transferred to Corning on a daily basis. For international operations, excess cash is periodically transferred to Corning. Cash disbursements for operations, acquisitions and other investments are funded as needed from Corning. Substantially all of Covance's borrowings to date have been with Corning. The blended rate on those borrowings for 1995, 1994 and 1993 was approximately 6.0%.

   Certain members of Covance management participate in various stock compensation programs sponsored by Corning. The expenses associated with these programs have been reflected in the accompanying financial statements.

   Corning and affiliates provide a number of administrative functions to Covance which resulted in charges of $5.3 million, $5.7 million and $5.3 million being recorded in the Covance results of operations for 1995, 1994 and 1993, respectively. Management believes the method used to allocate such costs is reasonable under the circumstances. The charges for these functions are included primarily in selling, general and administrative expenses

                        COVANCE INC. AND SUBSIDIARIES
         (an indirect wholly-owned business of Corning Incorporated)
              NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)
              (Dollars in thousands, unless otherwise indicated)

and do not necessarily reflect the amount of expenses that would have been incurred by Covance on a stand-alone basis. Covance management believes that these costs would have been approximately $2.0 million higher on an annual basis had Covance operated as a stand alone company during this period. In certain cases, related party expenses allocated to Covance have not required reimbursement in cash and, accordingly, have been treated as a capital contribution.


11. Subsequent Event
   In March 1996, Covance acquired all of the assets and substantially all of the liabilities of Health Technology Associates, Inc. ("HTA", now known as Covance Health Economics and Outcomes Services Inc.) for an initial cash payment of approximately $15.0 million in a transaction accounted for as a purchase business combination. In accordance with the terms of the asset purchase agreement, Covance is contingently obligated to pay up to an additional $17.0 million in contingent purchase price if HTA achieves certain established earnings targets for the three year period ending March 1999.


   In conjunction with the Covance Spin-Off Distribution, Covance plans to record a material nonrecurring charge at the distribution date related to establishing and funding an employee stock ownership plan, other employee benefit plan arrangements and costs for advisors and other fees associated with being established as a separate publicly traded entity. In addition, Covance plans to incur significant long term bank borrowings to repay Corning for all intercompany borrowings and income tax liabilities at the distribution date. The credit facility governing such borrowings prohibits Covance from paying cash dividends on the Covance stock.

   Corning, Corning Clinical Laboratories Inc. ("CCL") and Covance will enter into tax indemnification agreements that will prohibit CCL and Covance for a period of two years after the Distributions from taking certain actions that might jeopardize the favorable tax treatment of the Distributions under
Section 355 of the Internal Revenue Code of 1986, as amended and will provide Corning and CCL with certain rights of indemnification against CCL and Covance. The tax indemnification agreements will also require CCL and Covance to take such actions as Corning may request to preserve the favorable tax treatment provided for in any rulings obtained from the Internal Revenue Service in respect of the Distributions.

   Corning, CCL and Covance will also enter into a tax sharing agreement which will allocate among Corning, CCL and Covance responsibility for federal, state and local taxes relating to taxable periods before and after the Spin-Off Distributions and provide for computing and apportioning tax liabilities and tax benefits for such periods among the parties.

12. Quarterly Financial Information (Unaudited)
   The following is a summary of unaudited quarterly financial information for 1995 and 1994:

                                  First      Second      Third       Fourth
Year Ended December 31, 1995     Quarter    Quarter     Quarter     Quarter
----------------------------     -------    -------     -------     -------
Net revenues                     $91,974    $104,813    $106,099    $106,288
Income from operations            12,983       9,665(1)   13,671      11,242
Net income                         6,547       4,449(1)    7,516       5,714

Year Ended December 31, 1994
----------------------------
Net revenues                     $74,223    $ 77,762    $ 82,904    $ 84,612
Income from operations             8,187      11,077       9,690       9,645
Net income                         4,023       5,726       4,967       4,929

   (1) Excluding the impact of the 1995 restructuring provision totaling $4,616 ($2,770 net of tax), income from operations and net income in the second quarter of 1995 were $14,281 and $7,219, respectively.

                        COVANCE INC. AND SUBSIDIARIES
         (an indirect wholly-owned business of Corning Incorporated)
                       INTERIM COMBINED BALANCE SHEETS
             SEPTEMBER 30, 1996 AND DECEMBER 31, 1995 (UNAUDITED)


(Amounts in thousands)                              1996        1995
                                                  --------    --------
Assets
Current Assets:
 Cash and cash equivalents                        $ 13,551    $  8,068
 Accounts receivable, net                           95,690      78,968
 Unbilled services                                  43,110      18,217
 Inventory                                          14,718      14,004
 Deferred income taxes                              14,273      11,337
 Prepaid expenses and other assets                  20,639      15,189
                                                  --------    --------
  Total Current Assets                             201,981     145,783
 Property and Equipment, net                       143,956     140,708
 Goodwill, net                                      43,443      24,028
 Other Assets                                       13,212      11,991
                                                  --------    --------
  Total Assets                                    $402,592    $322,510
                                                  ========    ========
Liabilities and Stockholder's Equity
Current Liabilities:
 Trade accounts payable                           $ 23,627    $ 23,761
 Accrued payroll and benefits                       30,058      20,339
 Accrued expenses and other liabilities             36,410      24,701
 Unearned revenue                                   46,025      41,879
 Income taxes payable                               18,408      16,631
                                                  --------    --------
  Total Current Liabilities                        154,528     127,311
Due to Corning Incorporated and affiliates         118,165      89,836
Deferred income taxes                                9,583       6,406
Other liabilities                                   14,444      16,440
                                                  --------    --------
  Total Liabilities                                296,720     239,993
                                                  --------    --------
Commitments and Contingent Liabilities
Stockholder's Equity:
 Contributed capital                                32,368      30,816
 Retained earnings                                  70,505      48,653
 Cumulative translation adjustment                   2,999       3,048
                                                  --------    --------
  Total Stockholder's Equity                       105,872      82,517
                                                  --------    --------
   Total Liabilities and Stockholder's Equity     $402,592    $322,510
                                                  ========    ========

  The accompanying notes are an integral part of these financial statements.

                        COVANCE INC. AND SUBSIDIARIES
         (an indirect wholly-owned business of Corning Incorporated)
                    INTERIM COMBINED STATEMENTS OF INCOME
 FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 (UNAUDITED)


                                            Three Months Ended      Nine Months Ended
                                            -------------------    --------------------
(Amounts in thousands)                        1996        1995       1996        1995
                                            --------    ---------  --------    --------
Net revenues                                $127,179    $106,099   $357,406    $302,886
Cost and expenses
  Cost of revenue                             83,204      70,057    232,828     198,820
  Selling, general and administrative
   expenses                                   20,627      16,882     57,573      46,965
  Restructuring charge                            --          --         --       4,616
  Depreciation and amortization                5,846       5,489     18,130      16,166
                                            --------    ---------  --------    --------
    Total                                    109,677      92,428    308,531     266,567
                                            --------    ---------  --------    --------
Income from operations                        17,502      13,671     48,875      36,319
                                            --------    ---------  --------    --------
Other expense
  Interest expense, net                        1,871       1,167      4,536       3,918
  Foreign exchange loss                         (321)       (936)      (212)       (609)
                                            --------    ---------  --------    --------
                                               1,550         231      4,324       3,309
                                            --------    ---------  --------    --------
Income before taxes and equity investee
  losses                                      15,952      13,440     44,551      33,010
Taxes on income                                6,931       5,771     19,411      14,147
Equity investee loss (gain)                      (53)        153        (68)        351
                                            --------    ---------  --------    --------
Net income                                  $  9,074    $   7,516  $ 25,208    $ 18,512
                                            ========    =========  ========    ========

  The accompanying notes are an integral part of these financial statements.

                        COVANCE INC. AND SUBSIDIARIES
         (an indirect wholly-owned business of Corning Incorporated)
                  INTERIM COMBINED STATEMENTS OF CASH FLOWS
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 (UNAUDITED)


(Amounts in thousands)                                  1996        1995
                                                     --------    --------
Cash flows from operating activities
Net income                                           $ 25,208    $ 18,512
Adjustments to reconcile net income to net cash
  provided by operating activities: Depreciation
  and amortization                                     18,130      16,166
  Restructuring reserve, net of cash paid                  --       3,749
  Deferred income tax provision                           241      (3,867)
  Related party charges                                 1,552       2,406
  Other                                                   162         901
Changes in operating assets and liabilities:
  Accounts receivable                                 (14,987)     (8,741)
  Unbilled services                                   (22,365)    (10,738)
  Inventory                                              (714)     (2,069)
  Accounts payable                                       (177)     (4,208)
  Accrued liabilities                                  12,084      15,923
  Unearned revenue                                      2,932       2,419
  Income taxes payable                                  1,777       5,948
  Other assets and liabilities, net                    (8,922)     (3,987)
                                                     --------    --------
Net cash provided by operating activities              14,921      32,414
                                                     --------    --------
Cash flows from investing activities
  Capital expenditures                                (19,977)    (25,209)
  Acquisition of businesses                           (14,890)    (14,000)
  Other, net                                              458         398
                                                     --------    --------
Net cash used in investing activities                 (34,409)    (38,811)
                                                     --------    --------
Cash flows from financing activities
  Due to Corning Incorporated and affiliates           13,439       8,111
  Acquisition loan from Corning Incorporated           14,890      14,000
  Capital contributions                                    --       1,000
  Dividends paid                                       (3,358)    (10,257)
                                                     --------    --------
NET CASH PROVIDED BY FINANCING ACTIVITIES              24,971      12,854
                                                     --------    --------
NET CHANGE IN CASH AND CASH EQUIVALENTS                 5,483       6,457
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD          8,068       6,176
                                                     --------    --------
CASH AND CASH EQUIVALENTS, END OF PERIOD             $ 13,551    $ 12,633
                                                     ========    ========

  The accompanying notes are an integral part of these financial statements.

                        COVANCE INC. AND SUBSIDIARIES
         (an indirect wholly-owned business of Corning Incorporated)
                    NOTES TO COMBINED FINANCIAL STATEMENTS
                                 (Unaudited)

1. Basis of Presentation
   The accompanying unaudited combined financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results of operations for the interim periods presented. All such adjustments are of a normal recurring nature. The combined financial statements have been compiled without audit and are subject to such year-end adjustments as may be considered appropriate and should be read in conjunction with the historical combined financial statements of Covance for the years ended December 31, 1995, 1994 and 1993 included elsewhere herein.

2. Use of Estimates
   The preparation of these unaudited combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Taxes on Income
   Taxes on income reflect the estimated annual effective tax rates.


4. Acquisitions
   In March 1996, Covance acquired all of the assets and substantially all of the liabilities of Health Technology Associates, Inc. ("HTA", now known as Covance Health Economics and Outcomes Services Inc.) for an initial cash payment of approximately $15.0 million in a transaction accounted for as a purchase business combination. In accordance with the terms of the asset purchase agreement, Covance is contingently obligated to pay up to an additional $17.0 million in contingent purchase price if HTA achieves certain established earnings targets during the three year period ending March 1999.

5. Subsequent Event
   In October 1996, Covance acquired the stock of CRS Pacamed AG (now known as Covance Pharmaceutical Packaging Services Inc.) for a cash payment of approximately $14.4 million in a transaction to be accounted for as a purchase business combination.